

e Group Inc.




-1.98





STRENGTH. STABILITY. SERVICE.

2010 ANNUAL REPORT


COUNT ON EMC. 1911 2011

In 1911, a group of Iowa businessmen formed a mutual insurance association in anticipation of the passage of a workers' compensation law in Iowa. Local and cost-effective coverage of members was the underlying concept behind the venture. **Strength**, **stability** and **service** became an early slogan. As a mutual insurance organization, the focused approach to success was long-term in nature, and the means of obtaining that success was by forging lasting relationships with local insurance agencies. The company was Employers Mutual Casualty Association, which was renamed Employers Mutual Casualty Company, our parent organization, known today by the trade name EMC Insurance Companies (EMC).


Employers
EMC
EMPLOYERS MUTUAL CASUALTY COMPANY DES MOINES IOWA
STRENGTH

The company persevered through the Great Depression and two world wars and exponentially increased in size. Numerous new products were developed, and branch offices were established throughout the United States so that local presence could be an integral part of the organization's business model. This focused approach to success was long-term in nature, and the number one priority was maintaining lasting relationships with agents and policyholders through superior service and products.

Fast forward to 1974. In an effort to maximize its financial strength, EMC began to restructure itself and created a public entity for the purpose of accessing the capital markets. In 1982, EMC Insurance Group Inc. (EMCI) conducted its initial public offering and was listed on the NASDAQ stock market using the ticker symbol EMCI.

Today, EMC Insurance Group is a nearly one-third participant in a near-national property and casualty insurance organization collectively known as EMC Insurance Companies. The total organization has more than $3 billion in assets and is licensed in all 50 states and the District of Columbia. The organization actively writes business in 42 states and partners with more than 2,100 independent insurance agencies, its sole means of product distribution.

In 2011, our parent company, EMC, is celebrating its centennial anniversary. The organization has seen and made many changes, but not everything has changed. EMC continues to exhibit **strength**, **stability** and **superior service**. As a part of this entity, we share its goals of effectively meeting our current financial responsibilities and appropriately reserving for future obligations. In the process, we strive to offer policyholders reasonable and fair premiums while providing value to our stockholders through the payment of dividends, stock appreciation and increases in book value.

For more information on our parent company's history, refer to page 10.



Kevin J. Hovick, Bruce G. Kelley and Ronald W. Jean

EMC. Insurance Companies


EMPLOYERS MUTUAL CASUALTY COMPANY
EMC PROPERTY & CASUALTY COMPANY
EMC RISK SERVICES, LLC
EMC INSURANCE GROUP INC.
HAMILTON MUTUAL INSURANCE COMPANY
UNION INSURANCE COMPANY OF PROVIDENCE
DAKOTA FIRE INSURANCE COMPANY
EMCASCO INSURANCE COMPANY
ILLINOIS EMCASCO INSURANCE COMPANY
EMC REINSURANCE COMPANY
EMC UNDERWRITERS, LLC
Affiliated with
EMC National Life Company

CORPORATE PROFILE

EMC Insurance Group Inc. (EMCI) is a publicly held insurance holding company with operations in property and casualty insurance and reinsurance. EMCI was formed in 1974 and became publicly held in 1982. The Company's common stock trades on the NASDAQ OMX Global Select Market tier of the NASDAQ OMX Stock Market under the symbol EMCI. EMCI is a controlled company in that its parent owns greater than 50 percent of its outstanding stock. As of December 31, 2010, EMCI's parent company, Employers Mutual Casualty Company, owned 61 percent of EMCI's outstanding stock and public stockholders owned 39 percent. EMCI has no employees of its own.

Employers Mutual Casualty Company (EMCC) is a mutual insurance company founded in 1911 and is headquartered in Des Moines, Iowa. EMCC employs more than 2,100 people countrywide and markets its products exclusively through a network of independent insurance agents. EMCI and EMCC, together with each entity's subsidiary and affiliated companies, operate collectively under the trade name EMC Insurance Companies.

EMC Insurance Companies (EMC) focuses on the sale of property and casualty insurance primarily to small and midsize businesses. Products and services are offered through independent insurance agents who are supported by a network of 16 local branch offices. EMC is licensed in all 50 states and the District of Columbia and actively markets insurance products in 42 states; however, the majority of its business is generated in the Midwest.

EMC OFFICES


Bismarck
Minneapolis
Milwaukee
Lansing
Providence
Des Moines
Chicago
Omaha
Davenport
Valley Forge
Denver
Kansas City
Cincinnati
Wichita
Charlotte
Irvine
Phoenix
Little Rock
Birmingham
Dallas
Jackson
EMC Branch Offices
EMC Service Offices



TO OUR STOCKHOLDERS

2010 was a year of catch phrases in the insurance industry: "increased frequency of low-severity perils," "weaker results in the core commercial lines segment," "sluggish economic recovery," "continued price deterioration." The reality is that the property and casualty insurance industry saw "more of the same."

As stewards of the Company, our primary focus is to effectively manage through whatever conditions may exist. Our goal remains to meet our current financial responsibilities and appropriately reserve for future obligations. In the process, we strive to offer policyholders reasonable and fair premiums while providing value to stockholders. We are pleased to report that we met these goals in 2010, despite a "sluggish economic recovery," "increased frequency of low-severity perils," and "continued price deterioration."

Operating income for 2010 was $2.21 per share, net income was $2.40 per share and our GAAP combined ratio was 102.3 percent. Investment income increased, and we experienced growth in total revenues, total assets, statutory surplus and stockholders' equity. We added to stockholder value in 2010 by increasing our book value per share by 9.2 percent and our quarterly dividend by 5.6 percent per share. Our dividend payout ratio for the year was 30.4 percent and our stock price appreciation was 5.2 percent, closing at $22.64 per share at year-end. We repurchased 244,400 shares of our common stock through our repurchase program. And, in April 2010, *Forbes.com* named the Company as one of its 100 Most Trustworthy Companies—we were one of only 39 small-cap companies and one of only six insurance companies to make the list.

We attribute our success to a well-defined strategic plan and our ability to manage through adverse market conditions. Our decentralized branch office structure affords us the ability to monitor and quickly respond to changes in local market conditions throughout the United States. It's this local presence that continues to separate us from our competitors.

A Most Trustworthy Company

"Being transparent and honest in financial reporting enhances our consistency, solid financial results, stockholder value and longevity," stated EMC President and CEO Bruce Kelley when EMC Insurance Group Inc. was included on the *Forbes.com* "100 Most Trustworthy Companies" list in 2010.

The list identified the most transparent and trustworthy companies that trade on American exchanges. "This validates our core values of honesty and integrity, which have helped build our strong financial foundation and our company's success," Kelley concluded.



William A. Murray
CIC, AU

William A. "Bill" Murray, executive vice president and chief operating officer, retired from the Company in January 2011, following a 25-year career with EMC Insurance Companies.

Murray joined EMC in 1985 as the personal lines underwriting manager in the Home Office. He transferred to the Charlotte Branch in 1991 to assume the position of assistant manager and eventually become the branch manager in 1992.

In 2001, Murray returned to the Home Office in Des Moines to become executive vice president and COO, the position he held until his retirement.

Murray was elected to the Employers Mutual Casualty Company Board of Directors in 2008 and will continue in that capacity.

Challenges remained, however. Premium rates in the commercial lines of business continued to be competitive in 2010 as over-capitalized companies vied for additional market share. Nationally, rates continued to decline 3.0 percent to 5.0 percent for commercial lines, depending on the line of business. The decline in our commercial lines rates was not as significant as the national averages, about 1.8 percent overall.

We recognize that both geographic and product diversification are key to our success given the cyclical nature of our business. This was quite evident in 2010. As rates in personal lines continued to see moderate improvement, we focused on those geographic areas where better profit potential and economies of scale existed and redistributed our resources accordingly. The net result was an increase in new personal lines business of 33.9 percent. Retention for personal lines declined slightly, but remained above industry averages at approximately 85 percent.

EMC Choice® Products
13 select business coverages, including auto services, boat dealers, artisan contractors, equipment dealers, financial institutions, metal manufacturers, motels, hospitals, dry cleaners, wholesalers, printers, auto repair and religious institutions.

Target Markets
Schools, municipalities, auto/recreational vehicle dealers, telecommunications, local towing, milk haulers, petroleum dealers, water/sanitation distribution and manufactured housing programs offered by specific branch offices.

Safety Groups
Target market programs that offer dividends to the policyholders.

As mentioned before, premium rates for commercial lines remained competitive, so new growth was more challenging; however, again in 2010, we concentrated our efforts on our specialized program business, which now comprises approximately 43.4 percent of our commercial lines written premiums. We experienced growth of 7.7 percent in our EMC Choice® products and 3.7 percent in our Target Markets. Though Safety Groups remained relatively flat, we continued to experience overall underwriting profitability in these programs. Retention in our commercial lines was 86 percent.

Due to the mild 2009 and 2010 hurricane seasons, and a recovery in the reinsurance industry's capital level, premium rates in the reinsurance segment remained generally flat in 2010; however, premiums earned for the reinsurance segment were up 9.9 percent due to the addition of new facility business, as well as new property business in central and eastern Europe. The reinsurance segment continues to create positive premium momentum through the addition of strategically targeted broker business. Those efforts resulted in net written premium growth of 10.7 percent in the reinsurance segment for the year.

Though the United States experienced another very mild hurricane season, we experienced above-normal storm losses for the third consecutive year. We have witnessed similar periods of increased storm losses in the past, and based on our research, we do not believe this represents a permanent trend. Rather, it appears that in recent years more of the storms have occurred in more heavily-populated urban areas rather than less populated rural areas, which has impacted the number of claims submitted. We are monitoring weather patterns and our exposures very carefully, and are prepared to make necessary adjustments if warranted.

We saw some improvement in the economy in 2010, but investment opportunities remained weak. Intermediate-maturity Treasury rates fell over half a percentage point in 2010 due to the sluggish economic recovery; however, corporate profits began to rise in the latter half of 2010 and market sentiment began to improve. Despite the decline in interest rates, our investment income increased 3.6 percent for the year due to a higher average invested balance in fixed maturity securities. Invested assets increased 3.3 percent in 2010 to $1.1 billion, and total assets increased 1.9 percent to $1.2 billion.

In 2011, our parent organization, EMC, is celebrating its centennial anniversary. Our brand promise, *Count on EMC®* exemplifies our ongoing objectives of meeting our current financial responsibilities and appropriately reserving for future obligations. And in the process, we strive to offer policyholders reasonable and fair premiums while providing value to stockholders. These ambitions have guided us in the past and will provide guidance in the future.

Thank you for your continued interest in EMC Insurance Group Inc.



Bruce G. Kelley
J.D., CPCU, CLU
President
& Chief Executive Officer



Ronald W. Jean
FCAS, MAAA
Executive Vice President
for Corporate Development



Kevin J. Hovick
CPCU
Executive Vice President
& Chief Operating Officer

Investment Portfolio


U.S. Government Agencies 15.6%
Commercial Mortgage Backed Securities 8.6%
Short Term Securities 3.4%
Corporate Securities 21.9%
Residential Mortgage Backed Securities 3.2%
U.S. Treasury Securities 0.5%
Equity Securities 9.4%
Municipal Bonds 36.2%
Other 1.2%

Equity Portfolio


Non-Redeemable Preferred 8.2%
Financial Services 11.1%
Other 14.5%
Information Technology 17.2%
Industrials 9.3%
Energy 7.4%
Consumer Discretionary 12.0%
Healthcare 12.6%
Consumer Staples 7.7%

Bond Quality


BAA 3.1%
BA and below 1.3%
A 22.4%
AAA 35.3%
AA 37.9%

YEAR IN REVIEW



$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$22.44
$21.32
$26.11
$28.52
2006
2007
2008
2009
2010

Book Value

EMCI has a long history of book value growth. With the exception of 2001 (9/11 tragedy) and 2008 (financial crisis in the United States), our book value increased year over year. For the period 2006 through 2010, the compound annual growth rate was 6.2 percent, and for the period 2000 through 2010, the compound annual growth rate was 8.1 percent.



$1.00
$0.75
$0.50
$0.25
$0.65
$0.72
$0.72
$0.73
2006
2007
2008
2009
2010

Dividends Paid

EMCI has paid a quarterly dividend since its initial public offering in 1982. The dividend has never been waived or lowered. The dividend payout ratio in 2010 was 30.4 percent and the dividend yield was 3.2 percent.



20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
18.8%
- 0.5%
14.5%
8.8%
2006
2007
2008
2009
2010

Return on Equity (ROE)

EMCI's average return on equity (ROE) for the period 2006 through 2010 was 10.9 percent. ROE for 2010 was 8.8 percent.

BOARD OF DIRECTORS CHANGES

Margaret A. Ball retired in 2010 after six years as an EMC Insurance Group Inc. Board member. She held the position of Vice-Chair at the time of her retirement. Prior to Board service, Ms. Ball was Senior Vice President of Underwriting of the Company and of Employers Mutual from 1997 until her retirement from the Company on Jan. 1, 2001, and Vice President of Employers Mutual from 1983 until 1997. She was employed by Employers Mutual from 1971 to 2001. Ms. Ball's career in the insurance industry spanned nearly 50 years. She was inducted into the Iowa Insurance Hall of Fame in 2002.

Jonathan R. Fletcher was elected a director in 2010. He is a Managing Director and Portfolio Manager of BTC Capital Management Inc., a subsidiary of Bankers Trust Company. He has held this position since 2006, and previously served as a Trust Officer at Bankers Trust in its wealth management division. Mr. Fletcher currently serves as a director on the following boards: Ruan Transportation Management Systems, BTC Financial, Mercy Hospital Foundation and St. Augustin Church Foundation.

FINANCIAL HIGHLIGHTS

	2010	2009	2008	2007	2006
($ in thousands)					
Revenues	**$ 439,395**	$ 432,525	$ 438,348	$ 442,086	$ 438,834
Realized Investment Gains (Losses)	**$ 3,869**	$ 17,922	$ (24,456)	$ 3,724	$ 4,252
Income (Loss) Before Income Taxes	**$ 42,445**	$ 62,525	$ (10,290)	$ 58,919	$ 76,365
Net Income (Loss)	**$ 31,346**	$ 45,371	$ (1,705)	$ 42,478	$ 53,547
(per share)					
Net Income (Loss)	**$ 2.40**	$ 3.44	$ (0.13)	$ 3.09	$ 3.91
Catastrophe and Storm Losses	**$ 2.10**	$ 1.55	$ 2.44	$ 1.02	$ 0.69
Dividend Paid	**$ 0.73**	$ 0.72	$ 0.72	$ 0.69	$ 0.65
Book Value	**$ 28.52**	$ 26.11	$ 21.32	$ 26.15	$ 22.44
($ in thousands)					
Average Return on Equity (ROE)	**8.8%**	14.5%	-0.5%	12.7%	18.8%
Total Assets	**$ 1,187,795**	$ 1,165,788	$ 1,108,099	$ 1,202,713	$ 1,206,159
Stockholders' Equity	**$ 368,641**	$ 342,418	$ 282,916	$ 360,352	$ 308,294

CAUTIONARY STATEMENT: The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking into account all information currently available to management. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following:

- catastrophic events and the occurrence of significant severe weather conditions;
- the adequacy of loss and settlement expense reserves;
- state and federal legislation and regulations;
- changes in the property and casualty insurance industry, interest rates or the performance of financial markets and the general economy;
- rating agency actions;
- "other-than-temporary" investment impairment losses; and
- other risks and uncertainties inherent to the Company's business, including those discussed under the heading "Risk Factors" in the Company's Annual Report on Form 10-K.

Management intends to identify forward-looking statements when using the words "believe," "expect," "anticipate," "estimate," "project" or similar expressions. Undue reliance should not be placed on these forward-looking statements.



EMC® Insurance Companies

100 YEARS AND STILL COUNTING

In 2011, EMC Insurance Companies celebrates 100 years in business—a century of successfully providing comprehensive protection, financial stability and superior service to our policyholders, agents and employees.

One hundred years ago, a group of businessmen known as the Iowa Manufacturers Association joined together to form an insurance company in anticipation of the passage of a workers' compensation law in Iowa. The group thought it would be better to insure Iowa companies locally, and that it would cost less to establish their own mutual company to insure their members. On April 24, 1911, Employers Mutual Casualty Association was born, known today as EMC Insurance Companies.

Our company has stood the test of time, demonstrating the strength, stability and service we are known for—proving that you can *Count on EMC®*.

COUNT ON EMC® 1911 2011

STRENGTH

The strength of EMC Insurance Companies comes from the close, positive relationships we maintain through our branch offices with our agents, policyholders and the communities we serve, and from the complete range of products and services we provide to meet the needs of policyholders.

STABILITY

EMC's financial statements consistently demonstrate our strong position. Sound underwriting practices and a conservative investment philosophy enabled EMC to survive 100 years of dynamic change, including two world wars, the Great Depression, recessions, inflation and dramatic swings in the stock market. And our planned geographic growth enabled us to remain stable in the markets we serve.

SERVICE

EMC prides itself on the high quality of service we deliver to our customers. We provide loss control services for our policyholders, technology services to streamline the insurance process, and personalized services through our local EMC branch offices. Our agents and policyholders know they can *Count on EMC*®.

To celebrate 100 years in business is a tremendous milestone—an achievement that must be honored by recognizing the expertise and commitment of our more than 2,100 employees and our agency partners. This century of success is a true testament to the quality of our products, our innovative services, our conservative financial approach to doing business and our exemplary customer relationships. Our strength, stability and service have sustained the success we've had over the past 100 years, and will sustain our success for the next 100.

EMC Insurance Companies is the trade name used by Employers Mutual Casualty Company, the parent company of EMC Insurance Group Inc.


WORK
YOUR
PLAN
EMC
Messrs. Employers:
The
Employers Mutual Casualty Ass
of Iowa

EMCI BOARD OF DIRECTORS

CHAIRMAN OF THE BOARD
George C. Carpenter III
83, E, C, N
Chair – Compensation Committee
Retired Executive Director
Iowa Public Television (broadcasting)

DIRECTORS
Stephen A. Crane
65, A, C, I
Chair – Inter-Company Committee
Independent Consultant
Retired Chief Executive Officer
AlphaStar Insurance Group Limited

Jonathan R. Fletcher
37, I
Managing Director and Portfolio Manager
BTC Capital Management, Inc.
(finance, investments)

Robert L. Howe*, CFE, CIE, CGFM, AIR
68, A, N, I
Consultant, Insurance Strategies
Consulting, LLC
Retired Deputy Commissioner and
Chief Examiner
Iowa Insurance Division

Bruce G. Kelley, J.D., CPCU, CLU
57, E
Chair – Executive Committee
President and CEO
EMC Insurance Group Inc.

Raymond A. Michel
85, C, N
Chair – Corporate Governance and
Nominating Committee
Director and Retired CEO
Koss Construction Company
(road construction)

Gretchen H. Tegeler
55, E, A
Chair – Audit Committee
Executive Director
Polk/Des Moines Taxpayers Association

INDEPENDENT DIRECTORS
George C. Carpenter III
Steven A. Crane
Jonathan R. Fletcher
Robert L. Howe
Raymond A. Michel
Gretchen H. Tegeler

BOARD COMMITTEES
A *Audit Committee*
C *Compensation Committee*
E *Executive Committee*
I *Inter-Company Committee*
N *Corporate Governance and Nominating Committee*

EMCI OFFICERS

Karey S. Anderson, CFA
Assistant Secretary

Jason R. Bogart, CPCU, ARM
Vice President
Branch Operations

Bradley J. Fredericks
Assistant Secretary

Richard L. Gass
Senior Vice President
Productivity & Technology

Richard W. Hoffmann, J.D.
Vice President
General Counsel & Secretary

Kevin J. Hovick, CPCU
Executive Vice President & COO

Ronald W. Jean, FCAS, MAAA
Executive Vice President
For Corporate Development

Scott R. Jean, FCAS, MAAA
Vice President & Chief Actuary

Bruce G. Kelley, J.D., CPCU, CLU
President & CEO

Robert L. Link, CAM
Vice President & Assistant Secretary

Mick A. Lovell, CPCU
Vice President
Director of Business Development

Anita L. Novak, MBA, CPCU, ARM
Assistant Secretary
Director of Investor Relations

Ronald A. Paine, CPA, CIA
Vice President
Internal Audit

Carla A. Prather
Assistant Vice President & Controller

Mark E. Reese, CPA
Senior Vice President & CFO

Richard K. Schulz
Senior Vice President
Claims

Kelvin B. Sederburg, ACAS, MAAA
Vice President
Appointed Actuary

Lisa A. Stange, CFA
Vice President, Chief Investment Officer
& Treasurer

* *EMCI's Board designated financial expert.*



EMC Insurance Group Inc. Board of Directors
Seated (l to r): Gretchen H. Tegeler, George C. Carpenter III, Raymond A. Michel
Standing (l to r): Robert L. Howe, Richard W. Hoffmann (Secretary), Bruce G. Kelley, Jonathan R. Fletcher, Stephen A. Crane

2010

FINANCIAL INFORMATION


EMC Insurance Group Inc.

Contents

SELECTED FINANCIAL DATA.

	Year ended December 31,										
	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
	($ in thousands, except per share amounts)										
INCOME STATEMENT DATA											
Insurance premiums earned	$ 389,122	$ 384,011	$ 389,318	$ 393,059	$ 391,615	$ 415,625	$ 345,478	$ 330,623	$ 297,043	$ 265,280	$ 231,459
Investment income, net	49,489	47,759	48,403	48,482	46,692	40,696	29,900	29,702	32,778	30,970	29,006
Realized investment gains (losses)	3,869	17,922	(24,456)	3,724	4,252	3,834	4,379	1,170	(3,159)	800	1,558
Other income	783	756	627	545	527	657	602	862	866	774	1,473
Total revenues	443,263	450,448	413,892	445,810	443,086	460,812	380,359	362,357	327,528	297,824	263,496
Losses and expenses	400,818	387,923	424,182	386,891	366,721	400,702	364,788	334,375	305,636	303,366	262,431
Income (loss) before income tax expense (benefit)	42,445	62,525	(10,290)	58,919	76,365	60,110	15,571	27,982	21,892	(5,542)	1,065
Income tax expense (benefit)	11,099	17,154	(8,585)	16,441	22,818	17,101	2,386	7,633	5,790	(3,436)	(1,264)
Net income (loss)	$ 31,346	$ 45,371	$ (1,705)	$ 42,478	$ 53,547	$ 43,009	$ 13,185	$ 20,349	$ 16,102	$ (2,106)	$ 2,329
Net income (loss) per common share - basic and diluted:	$ 2.40	$ 3.44	$ (0.13)	$ 3.09	$ 3.91	$ 3.16	$ 1.10	$ 1.78	$ 1.42	$ (0.19)	$ 0.21
Premiums earned by segment:											
Property and casualty insurance	$ 305,647	$ 308,079	$ 315,598	$ 320,836	$ 318,416	$ 321,165	$ 250,034	$ 241,237	$ 225,013	$ 203,393	$ 184,986
Reinsurance	83,475	75,932	73,720	72,223	73,199	94,460	95,444	89,386	72,030	61,887	46,473
Total	$ 389,122	$ 384,011	$ 389,318	$ 393,059	$ 391,615	$ 415,625	$ 345,478	$ 330,623	$ 297,043	$ 265,280	$ 231,459
BALANCE SHEET DATA											
Total assets	$ 1,187,794	$ 1,165,788	$ 1,108,099	$ 1,202,713	$ 1,206,159	$ 1,113,682	$ 934,816	$ 905,571	$ 674,864	$ 671,565	$ 587,676
Stockholders' equity	$ 368,641	$ 342,418	$ 282,916	$ 360,352	$ 308,294	$ 261,883	$ 228,473	$ 180,751	$ 157,768	$ 140,458	$ 148,393

	Year ended December 31,										
	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
	($ in thousands, except per share amounts)										
OTHER DATA											
Average return on equity	8.8%	14.5%	(0.5)%	12.7%	18.8%	17.5%	6.4%	12.0%	10.8%	(1.5)%	1.6%
Book value per share	$ 28.52	$ 26.11	$ 21.32	$ 26.15	$ 22.44	$ 19.20	$ 16.84	$ 15.72	$ 13.84	$ 12.40	$ 13.14
Dividends paid per share	$ 0.73	$ 0.72	$ 0.72	$ 0.69	$ 0.65	$ 0.61	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60
Property and casualty insurance subsidiaries aggregate pool percentage	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	23.5%	23.5%	23.5%	23.5%	23.5%
Reinsurance subsidiary quota share percentage	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Closing stock price	$ 22.64	$ 21.51	$ 25.65	$ 23.67	$ 34.12	$ 19.94	$ 21.64	$ 21.14	$ 17.87	$ 17.15	$ 11.75
Net investment yield (pre-tax)	4.89%	4.87%	5.00%	5.02%	5.02%	4.97%	4.33%	4.81%	5.92%	6.31%	6.47%
Cash dividends to closing stock price	3.2%	3.3%	2.8%	2.9%	1.9%	3.1%	2.8%	2.8%	3.4%	3.5%	5.1%
Common shares outstanding	12,928	13,114	13,268	13,778	13,742	13,643	13,569	11,501	11,399	11,330	11,294
Statutory trade combined ratio	102.1%	100.3%	109.1%	96.8%	92.8%	94.7%	104.2%	99.8%	101.3%	112.4%	113.5%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The term "Company" is used below interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries. The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included under Part II, Item 8 of this Form 10-K.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking all information currently available into account. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following:

- catastrophic events and the occurrence of significant severe weather conditions;
- the adequacy of loss and settlement expense reserves;
- state and federal legislation and regulations;
- changes in the property and casualty insurance industry, interest rates or the performance of financial markets and the general economy;
- rating agency actions;
- "other-than-temporary" investment impairment losses; and
- other risks and uncertainties inherent to the Company's business, including those discussed under the heading "Risk Factors" in Part I, Item 1A, of this Form 10-K.

Management intends to identify forward-looking statements when using the words "believe", "expect", "anticipate", "estimate", "project" or similar expressions. Undue reliance should not be placed on these forward-looking statements.

COMPANY OVERVIEW

The Company, a 61 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance.

Property and casualty insurance operations are conducted through three subsidiaries and represent the most significant segment of the Company's business, totaling approximately 79 percent of consolidated premiums earned in 2010. The Company's three property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events. The aggregate participation of the Company's property and casualty insurance subsidiaries is 30 percent.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled within 45 days after the end of each quarter. The investment and income tax activities of the pool participants are not subject to the pooling agreement. The pooling agreement provides that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computation processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the seven companies.

Reinsurance operations are conducted through EMC Reinsurance Company, and represented approximately 21 percent of consolidated premiums earned in 2010. The Company's reinsurance subsidiary is a party to a quota share reinsurance retrocessional agreement with Employers Mutual (the "quota share agreement"). Under the terms of the quota share agreement, the reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses, settlement expenses, and other underwriting and administrative expenses of this business, subject to a maximum loss of $3,000,000 per event ($2,000,000 per event prior to 2010). The cost of the cap on losses assumed per event, which is treated as a reduction to premiums written, is 10.5 percent. The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual or the other pool participants; however, the reinsurance subsidiary assumes reinsurance business from the Mutual Reinsurance Bureau (MRB) pool and this pool provides a small amount of reinsurance protection to the EMC Insurance Companies. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the EMC Insurance Companies' direct business, after ceded reinsurance protections purchased by the MRB pool are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. The reinsurance subsidiary assumes all foreign currency exchange gain/loss associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled within 45 days after the end of each quarter. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when reinsurance coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the quota share agreement is automatically reinstated without cost. This arrangement can produce unusual underwriting results for the reinsurance subsidiary when a large loss event occurs because the reinstatement premium income received by the reinsurance subsidiary may approximate, or even exceed, the amount of losses retained.

Effective January 1, 2009, the reinsurance subsidiary began writing German assumed reinsurance business on a direct basis (outside the quota share agreement) as a result of regulatory changes in Germany.

Effective January 1, 2011, the terms of the quota share agreement were revised. Under the terms of the revised agreement, the reinsurance subsidiary will assume 100 percent of Employers Mutual's assumed reinsurance business, with certain exceptions, on a gross basis (rather than the previous net basis), and will cede to Employers Mutual all losses in excess of $3,000,000 per event under a separate excess-of-loss reinsurance agreement. The cost of the $3,000,000 excess-of-loss reinsurance protection will be 10.0 percent of total assumed reinsurance premiums. This new arrangement will allow the reinsurance subsidiary to have the $3,000,000 cap on losses assumed per event apply to all assumed reinsurance business, including the direct reinsurance business written outside the quota share agreement.

As previously reported on November 11, 2010, the Board of Directors of the MRB pool announced Country Mutual Insurance Company terminated its participation in the MRB pool effective January 1, 2011. As a result, Employers Mutual will become a one-fourth participant in the MRB pool, up from its current one-fifth participation.

INDUSTRY OVERVIEW

An insurance company's underwriting results reflect the profitability of its insurance operations, excluding investment income. Underwriting profit or loss is calculated by subtracting losses and expenses incurred from premiums earned.

Insurance companies collect cash in the form of insurance premiums and pay out cash in the form of loss and settlement expense payments. Additional cash outflows occur through the payment of acquisition and underwriting costs such as commissions, premium taxes, salaries and general overhead. During the loss settlement period, which varies by line of business and by the circumstances surrounding each claim and may cover several years, insurance companies invest the cash premiums; thereby earning interest and dividend income. This investment income supplements underwriting results and contributes to net earnings. Funds from called and matured fixed maturity securities are reinvested at current interest rates. The low interest rate environment that has existed during the last several years has had a negative impact on the insurance industry's investment income.

Insurance pricing has historically been cyclical in nature. Periods of excess capital and increased competition encourage price reductions and liberal underwriting practices (referred to as a soft market) as insurance companies compete for market share, while attempting to cover the inevitable underwriting losses from these actions with investment income. A prolonged soft market generally leads to a reduction in the adequacy of capital in the insurance industry. To cure this condition, underwriting practices are tightened, premium pricing increases and competition subsides as companies strive to strengthen their balance sheets (referred to as a hard market). The insurance industry is currently in the sixth year of a soft market; however, premium rates have stabilized somewhat during 2009 and 2010 as commercial lines decreases have declined and personal lines rates have increased. The outlook for 2011 is that overall premium rate levels will remain relatively flat, or perhaps increase moderately if commercial lines pricing continues to stabilize.

A substantial determinant of an insurance company's underwriting results is its loss and settlement expense reserving practices. Insurance companies must estimate the amount of losses and settlement expenses that will ultimately be paid to settle claims that have occurred to date (loss and settlement expense reserves). This estimation process is inherently subjective with the possibility of widely varying results, particularly for certain highly volatile types of claims (asbestos, environmental and various casualty exposures, such as products liability, where the loss amount and the parties responsible are difficult to determine). During a soft market, inadequate premium rates put pressure on insurance companies to under-estimate their loss and settlement expense reserves in order to report better results. Correspondingly, inadequate reserves play an integral part in bringing about a hard market, because increased profitability from higher premium rate levels can be used to strengthen inadequate reserves.

The United States Congress is currently studying, or has placed on its agenda, several issues of importance to the Company and the insurance industry. Most notably, these issues include Federal regulation of the insurance industry in addition to, or in place of, current state regulation, and legislation (referred to as the Insurance Industry Competition Act) that would amend the McCarran-Ferguson Act and permit the Federal Trade Commission and United States Department of Justice to enforce Federal antitrust laws and regulations on the insurance industry. The Company is closely monitoring the activity of the United States Congress on these issues through its membership in various organizations.

MANAGEMENT ISSUES AND PERSPECTIVES

Low interest rate environment

The interest rate environment has an influence on several operational areas that have the potential to have a material impact on the Company's financial condition and results of operations. Following is a brief discussion of the major operational areas being monitored by management in light of the current low interest rate environment.

Investment portfolio

The majority of the Company's investment portfolio is invested in fixed maturity securities. The low interest rate environment is currently having a positive impact on the Company's financial condition because the portfolio of fixed maturity securities available-for-sale had net unrealized holding gains, net of deferred taxes, of $20,770,000 at December 31, 2010, reflecting the fact that the average yield on the Company's portfolio is higher than the yields currently available in the fixed maturity marketplace. However, the low interest rate environment has also resulted in a high level of call activity on fixed maturity securities during 2010 and 2009. Proceeds from this call activity, as well as proceeds from maturing securities and cash from operating activities, is being invested at the current lower yields, which will have a negative impact on future investment income. If the low interest rate environment continues as expected, future investment yield could decline substantially from the current level. To help minimize the impact of the current low interest rate environment on the Company's future results of operations, management has been working to reduce the average duration of the investment portfolio to closer match the average duration of the insurance liabilities.

Underwriting results

The Company's portfolio of fixed maturity securities provides a substantial amount of investment income that supplements underwriting results and contributes to net earnings. A prolonged low interest rate environment could result in a significant decline in future investment income, which would increase the need to achieve an underwriting profit. Management continually stresses the importance of striving for an underwriting profit, and is working diligently with the branch offices to maintain prudent underwriting and pricing standards and establish long-term business plans with the Company's agency force.

Benefit plan liabilities

The low interest rate environment has resulted in a significant decline in the discount rates used to value the obligations the Company has under Employers Mutual's pension and postretirement benefit plans. As a result, the valuation of the benefit obligations has increased, which has reduced the funded status of those plans and resulted in higher annual cash contributions and increased expenses. Although Employers Mutual's pension and postretirement benefit plans are currently well funded, a prolonged low interest rate environment could result in a continuation of higher cash contributions and increased expenses, both of which would have a negative impact on the Company's future results of operations.

Catastrophe and storm losses

The Company has experienced three consecutive years of higher than normal Midwest storm losses. Based on an analysis of nationwide storm activity, management does not believe that overall storm activity or intensity is trending upward. Rather, it appears that in recent years more of the storms have occurred in more heavily-populated urban areas instead of less-populated rural areas, which has impacted the number of claims submitted. It should be noted that the Company has experienced periods of increased Midwest storm losses in the past, the most recent period being from 1998 to 2001. Management continues to monitor the Company's Midwest exposures very carefully, and is prepared to make necessary adjustments to those exposures if warranted.

Possible Convergence of U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS)

The SEC is currently evaluating whether GAAP should be replaced by, or possibly converged with, IFRS in the future. In addition, several significant changes to current GAAP accounting standards have been exposed for public comment. Depending on the outcome of these initiatives, which is expected to be determined sometime in 2011, the accounting rules and required disclosures for public companies could change significantly. Management is closely monitoring developments in this area and will be evaluating the proposed accounting standards that have been exposed for public comment during 2011 to identify changes that would be required in the Company's data/systems to comply with the new accounting rules.

MEASUREMENT OF RESULTS

The Company's consolidated financial statements are prepared on the basis of GAAP. The Company also prepares financial statements for each of its insurance subsidiaries based on statutory accounting principles that are filed with insurance regulatory authorities in the states where they do business. Statutory accounting principles are designed to address the concerns of state regulators and stress the measurement of the insurer's ability to satisfy its obligations to its policyholders and creditors.

Management evaluates the Company's operations by monitoring key measures of growth and profitability. Management measures the Company's growth by examining direct premiums written and, perhaps more importantly, premiums written assumed from affiliates. Management generally measures the Company's operating results by examining the Company's net income and return on equity as well as the loss and settlement expense, acquisition expense and combined ratios. The following provides further explanation of the key measures management uses to evaluate the Company's results:

Direct Premiums Written. Direct premiums written is the sum of the total policy premiums, net of cancellations, associated with policies underwritten and issued by the Company's property and casualty insurance subsidiaries. These direct premiums written are transferred to Employers Mutual under the terms of the pooling agreement and are reflected in the Company's consolidated financial statements as premiums written ceded to affiliates. See note 3 of Notes to Consolidated Financial Statements.

Premiums Written Assumed From Affiliates and *Premiums Written Assumed From Nonaffiliates.* For the property and casualty insurance segment, premiums written assumed from affiliates and nonaffiliates reflects the property and casualty insurance subsidiaries' aggregate 30 percent participation interest in 1) the total direct premiums written by all the participants in the pooling arrangement, and 2) the involuntary business assumed by the pool participants pursuant to state law, respectively. For the reinsurance segment, premiums written assumed from nonaffiliates reflects the business assumed by the reinsurance subsidiary through the quota share agreement and, beginning January 1, 2009, the German-based reinsurance business assumed outside the quota share agreement. See note 3 of Notes to Consolidated Financial Statements. Management uses premiums written assumed from affiliates and nonaffiliates, which excludes the impact of written premiums ceded to reinsurers, as a measure of the underlying growth of the Company's insurance business from period to period.

Net Premiums Written. Net premiums written is the sum of the premiums written assumed from affiliates plus premiums written assumed from nonaffiliates less premiums written ceded to nonaffiliates. Premiums written ceded to nonaffiliates is the portion of the Company's direct and assumed premiums written that is transferred to reinsurers in accordance with the terms of the underlying reinsurance contracts, based upon the risks they accept. See note 3 of Notes to Consolidated Financial Statements. Management uses net premiums written to measure the amount of business retained after cessions to reinsurers.

Loss and Settlement Expense Ratio. The loss and settlement expense ratio is the ratio (expressed as a percentage) of losses and settlement expenses incurred to premiums earned, and measures the underwriting profitability of a company's insurance business. The loss and settlement expense ratio is generally measured on both a gross (direct and assumed) and net (gross less ceded) basis. Management uses the gross loss and settlement expense ratio as a measure of the Company's overall underwriting profitability of the insurance business it writes and to assess the adequacy of the Company's pricing. The net loss and settlement expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements. The loss and settlement expense ratios are generally calculated in the same way for GAAP and statutory accounting purposes.

Acquisition Expense Ratio. The acquisition expense ratio is the ratio (expressed as a percentage) of net acquisition and other expenses incurred to premiums earned, and measures a company's operational efficiency in producing, underwriting and administering its insurance business. For statutory accounting purposes, acquisition and other expenses of an insurance company exclude investment expenses. There is no such industry definition for determining an acquisition expense ratio for GAAP purposes. As a result, management applies the statutory definition to calculate the Company's acquisition expense ratio on a GAAP basis. The net acquisition expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements.

GAAP Combined Ratio. The combined ratio (expressed as a percentage) is the sum of the loss and settlement expense ratio and the acquisition expense ratio, and measures a company's overall underwriting profit/loss. If the combined ratio is at or above 100, an insurance company cannot be profitable without investment income (and may not be profitable if investment income is insufficient). Management uses the GAAP combined ratio in evaluating the Company's overall underwriting profitability and as a measure for comparison of the Company's profitability relative to the profitability of its competitors who prepare GAAP-basis financial statements.

Statutory Combined Ratio. The statutory combined ratio (expressed as a percentage) is calculated in the same manner as the GAAP combined ratio, but is based on results determined pursuant to statutory accounting rules and regulations. The statutory "trade combined ratio" differs from the statutory combined ratio in that the acquisition expense ratio is based on net premiums written rather than net premiums earned. Management uses the statutory trade combined ratio as a measure for comparison of the Company's profitability relative to the profitability of its competitors, all of whom must file statutory-basis financial statements with insurance regulatory authorities.

CRITICAL ACCOUNTING POLICIES

The following accounting policies are considered by management to be critically important in the preparation and understanding of the Company's financial statements and related disclosures. The assumptions utilized in the application of these accounting policies are complex and require subjective judgment.

Loss and settlement expense reserves

Processes and assumptions for establishing loss and settlement expense reserves

Liabilities for losses are based upon case-basis estimates of reported losses supplemented with bulk case loss reserves, and estimates of incurred but not reported (IBNR) losses. Case loss reserves are established independently of the IBNR loss reserves and the two amounts are added together to determine the total liability for losses. Under this methodology, adjustments to the individual case loss reserve estimates do not result in a corresponding adjustment in IBNR loss reserves. For direct insurance business, the Company's IBNR loss reserves are estimates of liability for events that have occurred, but have not yet been reported to the Company. For assumed reinsurance business, IBNR loss reserves are also used to record anticipated increases in reserves for claims that have previously been reported. An estimate of the expected expenses to be incurred in the settlement of the claims provided for in the loss reserves is established as the liability for settlement expenses.

Property and Casualty Insurance Segment

The Company's claims department establishes individual case loss reserves for direct business. Branch claims personnel establish case loss reserves for individual claims, with mandatory home office claims department review of reserves that exceed a specified threshold. The Company's case loss reserve philosophy is exposure based and implicitly assumes a consistent inflationary and legal environment. When claims department personnel establish case loss reserves, they take into account various factors that influence the potential exposure.

The Company has implemented specific line-of-business guidelines that are used to establish the individual case loss reserve estimates. These guidelines, which are used for both short-tail and long-tail claims, require the claims department personnel to reserve for the probable (most likely) exposure for each claim. Probable exposure is defined as what is likely to be awarded if the case were to be decided by a civil court in the applicable venue or, in the case of a workers' compensation case, by that state's workers' compensation commission. This evaluation process is repeated throughout the life of the claim at regular intervals, and as additional information becomes available. While performing these regular reviews, the branch claims personnel are able to make adjustments to the case loss reserves for location and time specific factors, such as legal venue, severity of claim, inflation, and changes in applicable laws.

To provide consistency in the reserving process, the Company utilizes established claims management processes and an automated claims system. Claims personnel conduct periodic random case loss reserve reviews to verify the accuracy of the reserve estimates and adherence to the reserving guidelines. In addition, the Company has specific line-of-business management controls for case loss reserves. For example, all workers' compensation claim files are reviewed by management before benefits are declined, and all casualty case loss reserves are reviewed every 60 days for reserve adequacy.

The Company's automated claims system utilizes an automatic diary process that helps ensure that case loss reserve estimates are reviewed on a regular basis. The claims system requires written documentation each time a case loss reserve is established or modified, and provides management with the information necessary to perform individual reserve reviews and monitor reserve development. In addition, the claims system produces monthly reports that allow management to analyze case loss reserve development in the aggregate, by branch, by line of business, or by claims adjuster.

The goal of the Company's claims department is to establish and maintain case loss reserves that are sufficient, but not excessive. Since specific guidelines are utilized for establishing case loss reserves, the Company does not incorporate a provision for uncertainty (either implicitly or explicitly) when setting individual case loss reserve estimates. The Company's actuaries do, however, review the adequacy of the aggregate case loss reserves on a quarterly basis and, if deemed appropriate, make recommendations for adjustments to management. Management reviews all recommendations submitted by the Company's actuaries and considers such recommendations in the determination of its best estimate of the Company's overall liability. Adjustments to the aggregate case loss reserves, when approved by management, are accomplished through the establishment of bulk case loss reserves in the applicable line(s) of business, which supplement the aggregate case loss reserves. For financial reporting purposes, bulk case loss reserves are included in case loss reserves.

At December 31, 2010, IBNR loss reserves accounted for $65,609,000, or 16.3 percent, of the property and casualty insurance segment's total loss and settlement expense reserves, compared to $73,755,000, or 18.0 percent, at December 31, 2009. IBNR loss reserves are, by nature, less precise than case loss reserves. A five percent change in IBNR loss reserves at December 31, 2010 would equate to $2,132,000, net of tax, which represents 6.8 percent of the net income reported for 2010 and 0.6 percent of stockholders' equity.

The property and casualty insurance segment's formula IBNR loss reserves are established for each line of business by applying actuarially derived "IBNR factors" to the latest twelve months premiums earned. These factors are developed using a methodology that utilizes historical ratios of (1) actual IBNR claims that have emerged after prior year-ends to (2) corresponding prior years' premiums earned that have been adjusted to the current level of rate adequacy. In order to minimize the volatility that naturally exists in the early stages of IBNR claims emergence, IBNR claims are not utilized in this process until 18 months after the end of a respective calendar year. For example, during 2010 the actual IBNR claims reported in the 18 months following year-end 2008 were compared to the adjusted 2008 premiums earned. The 2008 ratios, together with the ratios for several prior years, were then used to develop the 2010 "IBNR factors" that were applied to premiums earned for each line of business. Included in the rate adequacy adjustment noted above is consideration of current frequency and severity trends compared to the trends underlying prior years' calculations. The selected trends are based on an analysis of industry and Company loss data.

The methodology used in estimating formula IBNR loss reserves assumes consistency in claims reporting patterns and immaterial changes in loss development patterns. Implicit in this assumption is that future IBNR claims emergence, relative to IBNR claims that have emerged following prior year-ends, will reflect the change in frequency and severity trends underlying the rate adequacy adjustments. If this projected relationship proves to be inaccurate, future IBNR claims may differ substantially from the estimated IBNR loss reserves. The following table displays the impact that a five percent variance in future IBNR emergence from the projected level reflected in the December 31, 2010 IBNR factors would have on the Company's results of operations. This variance in future IBNR emergence could occur in one year or over multiple years, depending when the claims were reported. A variance in future IBNR emergence would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in future IBNR emergence is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in future IBNR emergence from frequency and severity trends underlying rate adequacy adjustments
($ in thousands)	
Personal auto liability	$(49) to $49
Commercial auto liability	(315) to 315
Auto physical damage	(17) to 17
Workers' compensation	(416) to 416
Other liability	(1,293) to 1,293
Property	(63) to 63
Homeowners	(25) to 25
All Other	(20) to 20

Ceded loss reserves are derived by applying the ceded contract terms to the direct loss reserves. For excess-of-loss contracts (excluding the catastrophe contract), this is accomplished by applying the ceded contract terms to the case loss reserves of the ceded claims. For the catastrophe excess-of-loss contract, ceded loss reserves are calculated by applying the contract terms to (1) the aggregate case loss reserves on claims stemming from catastrophes and (2) the estimate of IBNR loss reserves developed for each individual catastrophe. For quota share contracts, ceded loss reserves are calculated as the quota share percentage multiplied by both case and IBNR loss reserves on the direct business.

The methodology used for reserving settlement expenses is based on an analysis of historical ratios of paid expenses to paid losses. Assumptions underlying this methodology include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, and a consistent philosophy regarding the defense of lawsuits. Based on this actuarial analysis, factors are derived for each line of business, which are then applied to loss reserves to generate the settlement expense reserves. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a one percent variance in the ratio of ultimate settlement expenses to ultimate losses due to departures from any of the above assumptions. This variance in the ultimate settlement expense ratio could occur in one year or over multiple years, depending on the loss and settlement expense payment patterns. A variance in the ultimate settlement expense ratio would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the expenses have not been paid. A one percent variance in the ratio of ultimate settlement expenses to ultimate losses is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a one percent variance in the ultimate settlement expense ratio
($ in thousands)	
Personal auto liability	$(43) to $43
Commercial auto liability	(181) to 181
Auto physical damage	(25) to 25
Workers' compensation	(230) to 230
Other liability	(629) to 629
Property	(101) to 101
Homeowners	(69) to 69
All Other	(25) to 25

Following is a summary of the carried loss and settlement expense reserves for the property and casualty insurance segment at December 31, 2010 and 2009.

Line of business	December 31, 2010			
	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Commercial lines:				
Automobile	$ 44,428	$ 9,293	$ 10,032	$ 63,753
Property	15,279	1,131	2,764	19,174
Workers' compensation	116,430	14,996	17,885	149,311
Liability	53,064	38,699	46,769	138,532
Bonds	2,788	(409)	800	3,179
Total commercial lines	231,989	63,710	78,250	373,949
Personal lines:				
Automobile	17,364	1,096	2,333	20,793
Property	5,776	803	1,380	7,959
Total personal lines	23,140	1,899	3,713	28,752
Total property and casualty insurance segment	$ 255,129	$ 65,609	$ 81,963	$ 402,701

Line of business	December 31, 2009			
	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Commercial lines:				
Automobile	$ 45,386	$ 9,575	$ 10,313	$ 65,274
Property	15,308	2,581	3,543	21,432
Workers' compensation	115,265	15,676	17,955	148,896
Liability	52,021	43,464	45,151	140,636
Bonds	3,352	(1,607)	626	2,371
Total commercial lines	231,332	69,689	77,588	378,609
Personal lines:				
Automobile	17,864	2,253	2,436	22,553
Property	6,073	1,813	1,417	9,303
Total personal lines	23,937	4,066	3,853	31,856
Total property and casualty insurance segment	$ 255,269	$ 73,755	$ 81,441	$ 410,465

Internal actuarial evaluations of overall loss reserve levels are performed quarterly for all direct lines of business. There is a certain amount of random variation in loss development patterns, which results in some uncertainty regarding projected ultimate losses, particularly for longer-tail lines such as workers' compensation, other liability and commercial auto liability. Therefore, the reasonability of the actuarial projections is regularly monitored through an examination of loss ratio and claims severity trends implied by these projections. Following is a discussion of the major assumptions underlying the quarterly internal actuarial loss reserve evaluations.

One assumption underlying aggregate reserve estimation methods is that the claims inflation trends implicitly built into the historical loss and settlement expense development patterns will continue into the future. To estimate the sensitivity of the estimated ultimate loss and settlement expense payments to an unexpected change in inflationary trends, the actuarial department derived expected payment patterns separately for each major line of business. These patterns were applied to the December 31, 2010 loss and settlement expense reserves to generate estimated annual incremental loss and settlement expense payments for each subsequent calendar year. Then, for the purpose of sensitivity testing, an explicit annual inflationary variance of one percent was added to the inflationary trend that is implicitly embedded in the estimated payment pattern, and revised incremental loss and settlement expense payments were calculated. This unexpected claims inflation trend could arise from a variety of sources including a change in economic inflation, social inflation and, especially for the workers' compensation line of business, the introduction of new medical technologies and procedures, changes in the utilization of procedures and changes in life expectancy. The estimated cumulative impact that this unexpected one percent variance in the inflationary trend would have on the Company's results of operations over the lifetime of the underlying claims is shown below. A variance in the inflationary trend would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A one percent variance in the projected inflationary trend is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a one percent variance in the projected inflationary trend
($ in thousands)	
Personal auto liability	$(67) to $65
Commercial auto liability	(767) to 746
Auto physical damage	(15) to 15
Workers' compensation	(5,499) to 4,759
Other liability	(3,000) to 2,809
Property	(169) to 162
Homeowners	(46) to 45

A second assumption is that historical loss payment patterns have not changed. In other words, the percentage of ultimate losses that are not yet paid at any given stage of accident year development is consistent over time. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in unpaid losses to date from the percentages anticipated in the paid loss projection factors. That is, future loss payments under this scenario would be expected to differ from the original actuarial loss reserve estimates by these amounts. This variance in future loss payments could occur in one year or over multiple years. A variance in future loss payments would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in projected future loss payments is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in future loss payments
($ in thousands)	
Personal auto liability	$(609) to $553
Commercial auto liability	(1,707) to 1,544
Auto physical damage	(91) to 82
Workers' compensation	(3,467) to 3,134
Other liability	(2,946) to 2,665
Property	(585) to 529
Homeowners	(212) to 193
All Other	(122) to 73

A third assumption is that individual case loss reserve adequacy is consistent over time. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in individual case loss reserve adequacy from the level anticipated in the incurred loss projection factors. In other words, future loss payments under this scenario would be expected to vary from actuarial reserve estimates by these amounts. This variance in expected loss payments could occur in one year or over multiple years. A change in individual case loss reserve adequacy would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in individual case loss reserve adequacy is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in individual case loss reserve adequacy
($ in thousands)	
Personal auto liability	$(581) to $526
Commercial auto liability	(1,383) to 1,252
Auto physical damage	(72) to 64
Workers' compensation	(2,993) to 2,707
Other liability	(2,368) to 2,144
Property	(551) to 498
Homeowners	(173) to 158
All Other	(96) to 87

A fourth assumption is that IBNR emergence as a percentage of reported losses is historically consistent and will continue at the historical level. The following table displays the estimated impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in IBNR losses from the level anticipated in the loss projection factors. Under this scenario, future loss payments would be expected to vary from actuarial reserve estimates by these amounts. This variance in IBNR emergence could occur in one year or over multiple years. A variance in IBNR emergence would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in IBNR emergence is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in IBNR emergence
($ in thousands)	
Personal auto liability	$(54) to $54
Commercial auto liability	(216) to 216
Auto physical damage	(21) to 21
Workers' compensation	(577) to 577
Other liability	(1,109) to 1,109
Property	(103) to 103
Homeowners	(41) to 41

An actuarial evaluation of the prior quarter's case and bulk case loss reserve adequacy is performed each quarter. If that analysis indicates that the aggregate reserves of the individual claim files established by the claims department combined with the carried bulk case loss reserve (if any) is not within a few percentage points of a benchmark established by the actuarial department, the actuarial department will recommend that an adjustment be made to the current quarter's bulk case loss reserve. Management reviews all recommendations submitted by the actuarial department and considers such recommendations in the determination of its best estimate of the Company's overall liability.

One of the variables impacting the estimation of IBNR loss reserves is the assumption that the vast majority of future construction defect losses will continue to occur in those states in which most construction defect claims have historically arisen. Since the vast majority of these losses have been confined to a relatively small number of states, which is consistent with industry experience, there is no provision in the IBNR loss reserve for a significant spread of construction defect claims to other states. It is also assumed that various underwriting initiatives implemented in recent years will gradually mitigate the amount of construction defect losses experienced. These initiatives include exclusionary endorsements, increased care regarding additional insured endorsements, a general reduction in the amount of contractor business written relative to the total commercial lines book of business, and underwriting restrictions on the writing of residential contractors. The estimation of the Company's IBNR loss reserves also does not contemplate substantial losses from potential mass torts such as Methyl Tertiary Butyl Ether (a gasoline additive that reduces emissions, but causes pollution), tobacco, silicosis, cell phones and lead. Further, consistent with general industry practice, the IBNR loss reserve for all liability lines does not provide for any significant retroactive expansion of coverage through judicial interpretation. If these assumptions prove to be incorrect, ultimate paid amounts on emerged IBNR claims may differ substantially from the carried IBNR loss reserves.

As previously noted, the estimation of settlement expense reserves assumes a consistent claims department philosophy regarding the defense of lawsuits. If the pool participants should in the future take a more aggressive defense posture, defense costs would increase and it is likely that the Company's carried settlement expense reserves would be deficient. However, such a change in philosophy would likely reduce losses, generating some offsetting redundancy in the loss reserves.

The property and casualty insurance subsidiaries have exposure to environmental and asbestos claims arising primarily from the other liability line of business. This exposure is closely monitored by management, and IBNR loss reserves have been established to cover estimated ultimate losses. These reserves were increased in each of the last three years based on examinations of the implied three-year survival ratio (ratio of loss and settlement expense reserves to the three-year average of loss and settlement expense payments), which has deteriorated due to an increase in both paid losses and paid settlement expenses. The dollar amount of paid losses peaked in 2008, and though subsequent years have fared better, payment activity remains significantly higher than pre-2008 levels.

Environmental reserves are established in consideration of the implied three-year survival ratio. Estimation of ultimate liabilities for these exposures is unusually difficult due to unresolved issues such as whether coverage exists, the definition of an occurrence, the determination of ultimate damages and the allocation of such damages to financially responsible parties. Therefore, any estimation of these liabilities is subject to greater than normal variation and uncertainty, and ultimate payments for losses and settlement expenses for these exposures may differ significantly from the carried reserves.

Reinsurance Segment

The reinsurance book of business is comprised of two major components. The first is the Home Office Reinsurance Assumed Department ("HORAD"), which is the reinsurance business that is underwritten by Employers Mutual. The second is the MRB pool, which is a voluntary reinsurance pool in which Employers Mutual participates with four other unaffiliated insurers.

The primary actuarial methods used to project ultimate policy year losses on the assumed reinsurance business are paid development, incurred development and Bornhuetter-Ferguson. The assumptions underlying the various projection methods include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case loss reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections.

For the HORAD component, Employers Mutual records the case and IBNR loss reserves reported by the ceding companies. Since many ceding companies in the HORAD book of business do not report IBNR loss reserves, Employers Mutual establishes a bulk IBNR loss reserve, which is based on an actuarial reserve analysis, to cover a lag in reporting. For MRB, Employers Mutual records the case and IBNR loss reserves reported to it by the management of the pool, along with a relatively small IBNR loss reserve to cover a one month reporting lag. To verify the adequacy of the reported reserves, an actuarial evaluation of MRB's reserves is performed at each year-end.

At December 31, 2010, the carried reserves for HORAD and MRB combined were in the upper quartile of the range of actuarial reserve indications. This selection reflects the fact that there are inherent uncertainties involved in establishing reserves for assumed reinsurance business. Such uncertainties reflect the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. Because of these uncertainties, there is a risk that the reinsurance segment's reserves for losses and settlement expenses could prove to be inadequate, with a consequential adverse impact on the Company's future earnings and stockholders' equity.

At December 31, 2010, there was no backlog in the processing of assumed reinsurance information. Approximately $81,644,000, or 53 percent, of the reinsurance segment's carried reserves were reported by the ceding companies. Employers Mutual receives loss reserve and paid loss data from its ceding companies on individual excess-of-loss business. If a claim involves a single or small group of claimants, a summary of the loss and claim outlook is normally provided. Summarized data is provided for catastrophe claims and pro rata business, which is subject to closer review if inconsistencies are suspected.

Carried reserves established in addition to those reported by the ceding companies totaled approximately $71,796,000 at December 31, 2010. Since many ceding companies in the HORAD book of business do not report IBNR loss reserves, Employers Mutual establishes a bulk IBNR loss reserve to cover the lag in reporting. For the few ceding companies that do report IBNR loss reserves, Employers Mutual carries them as reported. These reported IBNR loss reserves are subtracted from the total IBNR loss reserve calculated by Employers Mutual's actuaries, with the difference carried as bulk IBNR loss reserves. Except for the small IBNR loss reserve established to cover the one-month lag in reporting, the MRB IBNR loss reserve is established by the management of MRB. Employers Mutual rarely records additional case loss reserves.

Assumed reinsurance losses tend to be reported later than direct losses. This lag is reflected in loss projection factors for assumed reinsurance that tend to be higher than for direct business. The result is that assumed reinsurance IBNR loss reserves as a percentage of total reserves tend to be higher than for direct loss reserves. IBNR loss reserves totaled $90,075,000 and $88,795,000 at December 31, 2010 and 2009, respectively, and accounted for approximately 59 percent and 61 percent, respectively, of the reinsurance segment's total loss and settlement expense reserves. IBNR loss reserves are, by nature, less precise than case loss reserves. A five percent change in IBNR loss reserves at December 31, 2010 would equate to $2,927,000 net of tax, which represents 9.3 percent of the net income reported for 2010 and 0.8 percent of stockholders' equity.

Following is a summary of the carried loss and settlement expense reserves for the reinsurance segment at December 31, 2010 and 2009.

	December 31, 2010			
Line of business	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Pro rata reinsurance:				
Property and casualty	$ 2,834	$ 1,128	$ 284	$ 4,246
Property	11,634	11,803	610	24,047
Crop	1,046	114	20	1,180
Casualty	306	4,799	122	5,227
Marine/Aviation	970	1,778	116	2,864
Total pro rata reinsurance	16,790	19,622	1,152	37,564
Excess-of-loss reinsurance:				
Property	16,448	16,946	790	34,184
Casualty	25,649	53,217	1,623	80,489
Surety	855	290	58	1,203
Total excess-of-loss reinsurance	42,952	70,453	2,471	115,876
Total reinsurance segment	$ 59,742	$ 90,075	$ 3,623	$ 153,440

Line of business	December 31, 2009 Case	IBNR	Settlement expense	Total
	($ in thousands)			
Pro rata reinsurance:				
Property and casualty	$ 3,046	$ 1,602	$ 222	$ 4,870
Property	11,535	13,571	577	25,683
Crop	737	12	22	771
Casualty	1,438	5,138	72	6,648
Marine/Aviation	1,133	1,584	121	2,838
Total pro rata reinsurance	17,889	21,907	1,014	40,810
Excess-of-loss reinsurance:				
Property	13,041	12,044	534	25,619
Casualty	22,114	54,477	1,429	78,020
Surety	851	367	20	1,238
Total excess-of-loss reinsurance	36,006	66,888	1,983	104,877
Total reinsurance segment	$ 53,895	$ 88,795	$ 2,997	$ 145,687

As previously noted, the assumptions implicit in the methodologies utilized to establish reserves for the reinsurance segment are stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case loss reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections. The tables below display the impact on the Company's results of operations from (1) a five percent variance in case loss reserve adequacy from the level anticipated in the incurred loss projection factors, (2) a one percent variance in the implicit annual claims inflation rate, (3) a five percent variance in IBNR losses as a percentage of reported incurred losses (due, for example, to changes in mix of business or claims processing procedures) and (4) a five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method. In other words, under each scenario, future loss and settlement expense payments would be expected to vary from actuarial reserve estimates by the amounts shown below. These variances in future loss and settlement expense payments could occur in one year or over multiple years. Variances in future loss and settlement payments would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. Variances of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. Such variances are considered reasonably likely based on the range of actuarial indications developed during the analysis of the reinsurance segment's carried reserves.

The after-tax impact on the Company's earnings under each scenario is as follows:

	Reinsurance segment					
	MRB			HORAD		
	($ in thousands)					
(1) Five percent variance in case loss reserve adequacy from the level anticipated in the incurred loss projection factors	$ (590)	to	$ 533	$ (2,829)	to	$2,559
(2) One percent variance in the implicit annual claims inflation rate	(1,239)	to	1,067	(2,534)	to	2,333
(3) Five percent variance in IBNR losses from the level anticipated in the loss projection factors	(424)	to	424	(2,147)	to	2,147
(4) Five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method	(430)	to	430	(2,240)	to	2,240

To ensure the accuracy and completeness of the information received from the ceding companies, Employers Mutual's actuarial department carefully reviews the latest five HORAD policy years on a quarterly basis, and all policy years on an annual basis. Any significant unexplained departures from historical reporting patterns are brought to the attention of the reinsurance department's staff, who contacts the ceding company or broker for clarification.

Employers Mutual's actuarial department annually reviews the MRB reserves for reasonableness. These analyses use a variety of actuarial techniques, which are applied at a line-of-business level. MRB staff supplies the reserve analysis data, which is verified for accuracy by Employers Mutual's actuaries. This review process is replicated by certain other MRB member companies, using actuarial techniques they deem appropriate. Based on these reviews, Employers Mutual and the other MRB member companies have consistently found the MRB reserves to be appropriate.

For the HORAD book of business, paid and incurred loss development patterns for relatively short-tail lines of business (property and marine) are based on data reported by the ceding companies. Employers Mutual has determined that there is sufficient volume and stability in the reported losses to base projections of ultimate losses on these patterns. For longer tail lines of business (casualty), industry incurred development patterns are referenced due to the instability of the development patterns based on reported historical losses.

For long-tail lines of business, unreliable estimates of unreported losses can result from the application of loss projection factors to reported losses. To some extent, this is also true for short-tail lines of business in the early stages of a policy year's development. Therefore, in addition to loss-based projections, Employers Mutual generates estimates of unreported losses based on premiums earned. The latter estimates are sometimes more stable and reliable than projections based on losses.

Disputes with ceding companies do not occur often. Employers Mutual performs claims audits and encourages prompt reporting of reinsurance claims. Employers Mutual also reviews claim reports for accuracy, completeness and adequate reserving. Most reinsurance contracts contain arbitration clauses to resolve disputes, but such disputes are generally resolved without arbitration due to the long-term and ongoing relationships that exist with those companies. There were no matters in dispute at December 31, 2010.

Toxic tort (primarily asbestos), environmental and other uncertain exposures (property and casualty insurance segment and reinsurance segment)

Toxic tort claims include those where the claimant seeks compensation for harm allegedly caused by exposure to a toxic substance or a substance that increases the risk of contracting a serious disease, such as cancer. Typically the injury is caused by latent effects of direct or indirect exposure to a substance or combination of substances through absorption, contact, ingestion, inhalation, implantation or injection. Examples of toxic tort claims include injuries arising out of exposure to asbestos, silica, mold, drugs, carbon monoxide, chemicals and lead.

Since 1989, the pool participants have included an asbestos exclusion in liability policies issued for most lines of business. The exclusion prohibits liability coverage for "bodily injury", "personal injury" or "property damage" (including any associated clean-up obligations) arising out of the installation, existence, removal or disposal of asbestos or any substance containing asbestos fibers. Therefore, the pool participants' current asbestos exposures are primarily limited to commercial policies issued prior to 1989. At present, the pool participants are defending approximately 1,050 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Seven former policyholders and one current policyholder dominate the pool participants' asbestos claims. Most of the lawsuits are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods, because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. The pool participants' policyholders named as defendants in these asbestos lawsuits are typically peripheral defendants who have little or no exposure and are routinely dismissed from asbestos litigation with nominal or no payment (i.e., small contractors, insulators, electrical welding suppliers, furnace manufacturers, and gasket and building supply companies).

During 2003, the pool participants were presented with several hundred plaintiff lawsuits filed against three former policyholders representing approximately 66,500 claimants related to exposure to asbestos or products containing asbestos. The vast majority of the 66,500 claims are the result of multi-plaintiff lawsuits. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of case loss reserves for these claims. During the period 2006 through 2010, several of the multi-plaintiff lawsuits (including the vast majority of those associated with one former policyholder) were dismissed. As of December 31, 2010, approximately 2,750 of the claims remain open. During 2006, the pool participants received notice that another former policyholder was a named defendant in approximately 33,000 claims nationwide. As of December 31, 2010, approximately 4,710 of these claims remain open.

Prior to 2008, actual losses paid for asbestos-related claims had been minimal due to the plaintiffs' failure to identify an exposure to any asbestos-containing products associated with the pool participants' current and former policyholders. However, paid losses and settlement expenses have increased significantly during the past three years as a result of claims attributed to two former policyholders. One of these former policyholders, a broker of various products, including asbestos, settled a claim for approximately $450,000 (the Company's share) in 2008. Prior to 2008, the asbestos exposure associated with this former policyholder had been thought to be relatively small. At December 31, 2010, two additional claims associated with this former policyholder remain open, though similar exposure on these claims is not anticipated. The other former policyholder, a furnace manufacturer, had multiple claims settle for a total of approximately $719,000 (the Company's share) in 2009 and 2010. The asbestos exposure associated with this former policyholder has increased during the last two years, and this trend may possibly continue into the future with increased per plaintiff settlements. Settlement expense payments associated with this former policyholder have increased significantly over the past three years and have been the primary driver behind recent implemented reserve increases. The primary cause of this increase in paid settlement expenses is the retention of a National Coordinating Counsel (NCC) in 2008 due to this former policyholder's exposure in numerous jurisdictions. The NCC has provided, and continues to provide, significant services in the areas of document review, discovery, deposition and trial preparation. Approximately 190 asbestos exposure claims associated with this former policyholder remain open. Whenever possible, the pool participants have participated in cost sharing agreements with other insurance companies to reduce overall asbestos claim expenses.

The pool participants are defending approximately 66 claims as a result of lawsuits alleging "silica" exposure in Texas and Mississippi jurisdictions, some of which involve multiple plaintiffs. The plaintiffs allege employment exposure to "airborne respirable silica dust," causing "serious and permanent lung injuries" (i.e., silicosis). Silicosis injuries are identified in the upper lobes of the lungs, while asbestos injuries are localized in the lower lobes.

The plaintiffs in the silicosis lawsuits are sandblasters, gravel and concrete workers, ceramic workers and road construction workers. All of these lawsuits are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods because many silica lawsuits, like asbestos lawsuits, do not specifically allege dates of exposure or dates of injury. The pool participants' policyholders (a refractory product manufacturer, small local concrete and gravel companies and a concrete cutting machine manufacturer) that have been named as defendants in these silica lawsuits have had little or no exposure and are routinely dismissed from silica litigation with nominal or no payment. While the expense of handling these lawsuits is high, it is not proportional to the number of plaintiffs, and is mitigated through cost sharing agreements with other insurance companies.

Since 2004, the pool participants have included a "pneumoconiosis dust" exclusion to their commercial lines liability policies in the majority of jurisdictions where such action was warranted. This exclusion precludes liability coverage due to "mixed dust" pneumoconiosis, pleural plaques, pleural effusion, mesothelioma, lung cancer, emphysema, bronchitis, tuberculosis or pleural thickening, or other pneumoconiosis-related ailments such as arthritis, cancer (other than lung), lupus, heart, kidney or gallbladder disease. "Mixed dust" includes dusts composed of asbestos, silica, fiberglass, coal, cement, or various other elements. It is anticipated that this mixed dust exclusion will further limit the pool participants' exposure in silica claims, and may be broad enough to limit exposure in other dust claims.

The Company's environmental claims are defined as 1) claims for bodily injury, personal injury, property damage, loss of use of property, diminution of property value, etc., allegedly due to contamination of air, and/or contamination of surface soil or surface water, and/or contamination of ground water, aquifers, wells, etc.; or 2) any/all claims for remediation or clean-up of hazardous waste sites by the United States Environmental Protection Agency, or similar state and local environmental or government agencies, usually presented in conjunction with Federal or local clean up statutes (i.e., CERCLA, RCRA, etc.).

Examples include, but are not limited to: chemical waste; hazardous waste treatment, storage and/or disposal facilities; industrial waste disposal facilities; landfills; superfund sites; toxic waste spills; and underground storage tanks. Widespread use of pollution exclusions since 1970 in virtually all lines of business, except personal lines, has resulted in limited exposure to environmental claims. Absolute pollution exclusions have been used since the 1980's; however, the courts in the State of Indiana have ruled that the absolute pollution exclusion is ambiguous.

The Company's current exposures to environmental claims include losses involving petroleum haulers, lead contamination, and soil and groundwater contamination in the State of Indiana. Claims from petroleum haulers are generally caused by overturned commercial vehicles and overfills at commercial and residential properties. Exposures for accident year losses preceding the 1980s include municipality exposures for closed landfills, small commercial businesses involved with disposing waste at landfills, leaking underground storage tanks and contamination from dry cleaning operations. As of December 31, 2010, all Methyl Tertiary Butyl Ether ("MTBE") claims related to the pool participants' policyholders had been dismissed.

During 2009, the Company completed a comprehensive policy search and coverage review, and began defending (pursuant to policies issued 1969-1975) a lawsuit filed against a municipalities' sewerage commission in United States District Court in Wisconsin in 2008. The Company has a joint defense agreement with two other companies but currently retains the majority share. The lawsuit is potentially one of the largest CERCLA actions pending against numerous parties in the United States and seeks in excess of $1.5 billion from the defendants. The Company has established reserves equal to policy limits for each of the six years of alleged liability (approximately $90,000 in aggregate as the Company's share) along with associated settlement expenses. While the insured's summary judgment motion was successful, future appeals are anticipated.

The Company's exposure to asbestos and environmental claims through assumed reinsurance is very limited due to the fact that the Company's reinsurance subsidiary entered into the reinsurance marketplace in the early 1980's, after much attention had already been brought to these issues.

At December 31, 2010, the Company carried asbestos and environmental reserves for direct insurance and assumed reinsurance business totaling $8,044,000, which represents 1.4 percent of total loss and settlement expense reserves. The asbestos and environmental reserves include $2,829,000 of case loss reserves, $2,706,000 of IBNR loss reserves and $2,509,000 of bulk settlement expense reserves. Ceded reinsurance on these reserves totaled $960,000. Settlement expense reserves were increased in 2010 because of deterioration in the implied survival ratio.

The pool participants' non-asbestos direct product liability claims are considered to be highly uncertain exposures due to the many uncertainties inherent in determining the loss, and the significant periods of time that can elapse between the occurrence of the loss and the ultimate settlement of the claim. The majority of the pool participants' product liability claims arise from small to medium-sized manufacturers, contractors, petroleum distributors, and mobile home and auto dealerships. No specific claim trends are evident from the pool participants' manufacturers, as the claims activity on these policies is generally isolated and can be severe. Specific product liability coverage is provided to the pool participants' mobile home and auto dealership policyholders, and the claims from these policies tend to be relatively small. Certain construction defect claims are also reported under product liability coverage. During 2010, 46 of these claims were reported to the pool participants.

The Company has exposure to construction defect claims arising from general liability policies issued by the pool participants to contractors. Most of the pool participants' construction defect claims are concentrated in a limited number of states, and the pool participants have taken steps to mitigate this exposure. Construction defect is a highly uncertain exposure due to such issues as whether coverage exists, definition of an occurrence, determination of ultimate damages, and allocation of such damages to financially responsible parties. Newly reported construction defect claims numbered 469, 415 and 373 in 2010, 2009 and 2008, respectively, and produced incurred losses and paid settlement expenses of approximately $3,276,000, $2,913,000 and $2,855,000 in each respective period. Incurred losses and paid settlement expenses on all construction defect claims totaled approximately $4,628,000 in 2010. At December 31, 2010, the Company carried case loss reserves of approximately $6,087,000 on 737 open construction defect claims.

The Company's assumed casualty excess reinsurance business is also considered a highly uncertain exposure due to the significant periods of time that can elapse during the settlement of the underlying claims, and the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. Employers Mutual attempts to account for this uncertainty by establishing bulk IBNR loss reserves, using conservative assumed treaty limits and, to a much lesser extent, booking of individual treaty IBNR loss reserves (if reported by the ceding company) or establishing additional case loss reserves if the reported case loss reserves appear inadequate on an individual claim. While Employers Mutual is predominantly a property reinsurer, it does write casualty excess business oriented mainly towards shorter tail casualty lines of coverage. Employers Mutual avoids reinsuring large company working layer casualty risks, and does not write risks with heavy product liability exposures, risks with obvious latent injury manifestation, medical malpractice, and "for profit" Directors and Officers coverage. A small amount of casualty excess business on large companies is written, but generally on a "clash" basis only (layers above the limits written for any individual policyholder).

Following is a summary of loss and settlement expense reserves and payments associated with asbestos, environmental, products liability and casualty excess reinsurance exposures for 2010, 2009 and 2008:

($ in thousands)	Property and casualty insurance segment			Reinsurance segment		
	Case	IBNR	Settlement expense	Case	IBNR	Settlement expense
Reserves at 12/31/10						
Asbestos	$ 2,483	$ 1,000	$ 2,380	$ 156	$ 382	$ -
Environmental	125	668	128	64	656	-
Products[1]	5,532	4,759	6,209	-	-	-
Casualty excess[2]	-	-	-	23,715	53,217	1,575
Reserves at 12/31/09						
Asbestos	$ 1,796	$ 2,128	$ 201	$ 144	$ 429	$ -
Environmental	146	679	282	63	659	-
Products[1]	6,098	4,990	6,141	-	-	-
Casualty excess[2]	-	-	-	21,453	54,478	1,431
Reserves at 12/31/08						
Asbestos	$ 1,562	$ 1,731	$ 1,128	$ 139	$ 442	$ -
Environmental	82	756	292	61	660	-
Products[1]	5,418	4,816	7,488	-	-	-
Casualty excess[2]	-	-	-	20,223	52,693	1,513
Paid during 2010						
Asbestos	$ 461		$ 1,022	$ 34		$ 1
Environmental	17		179	-		-
Products[1]	2,564		2,124	-		-
Casualty excess[2]	-		-	5,040		1,107
Paid during 2009						
Asbestos	$ 323		$ 921	$ 8		$ -
Environmental	30		213	-		-
Products[1]	1,898		2,302	-		-
Casualty excess[2]	-		-	7,317		1,149
Paid during 2008						
Asbestos	$ 863		$ 625	$ 16		$ 1
Environmental	169		24	4		1
Products[1]	2,436		1,829	-		-
Casualty excess[2]	-		-	7,230		945

[1] Products includes the portion of asbestos and environmental claims reported that are non-premises/operations claims.
[2] Casualty excess includes the asbestos and environmental claims reported above.

Following is a summary of the claim activity associated with asbestos, environmental and products liability exposures for 2010, 2009 and 2008:

	Asbestos	Environmental	Products
Open claims, 12/31/10	9,337	4	99
Reported in 2010	207	1	387
Disposed of in 2010	24,347	2	1,407
Open claims, 12/31/09	33,477	5	1,119
Reported in 2009	3,149	-	399
Disposed of in 2009	1,317	2	374
Open claims, 12/31/08	31,645	7	1,094
Reported in 2008	240	2	381
Disposed of in 2008	3,069	4	356

Variability of loss and settlement expense reserves

The Company does not determine a range of estimates for all components of the loss and settlement expense reserve at the time those reserves are established. At each quarter-end, however, an actuarially determined range of estimates is developed for the major components of the loss and settlement expense reserve. All reserves are reviewed, except for the involuntary workers' compensation pools, for which reliance is placed on a reserve opinion received from the National Council on Compensation Insurance certifying the reasonableness of those reserves. Shown below are the actuarially determined ranges of reserve estimates as of December 31, 2010 along with the statutory-basis carried reserves, which are displayed net of ceded reinsurance. The GAAP-basis loss and settlement expense reserves contained in the Company's financial statements are reported gross of ceded reinsurance and contain a small number of adjustments from the statutory-basis amounts presented here. The last two columns display the estimated after-tax impact on earnings if the reserves were moved to the high end-point or low end-point of the ranges.

	Range of reserve estimates			After-tax impact on earnings	
($ in thousands)	High	Low	Carried	Reserves at high	Reserves at low
Property and casualty insurance segment	$ 390,904	$ 342,627	$ 380,842	$ (6,540)	$ 24,840
Reinsurance segment	152,297	123,352	148,829	(2,254)	16,560
	$ 543,201	$ 465,979	$ 529,671	$ (8,794)	$ 41,400

For the property and casualty insurance segment, total carried reserves for direct business equal the individual case loss reserves established primarily by the claims adjusters in the sixteen branch offices, with assistance of the home office claims department, plus bulk case loss reserves, IBNR loss reserves and settlement expense reserves established by home office management. The precise location of total carried reserves within the actuarial range is unknown at the time the reserves are established because the actuarial evaluation of reserve adequacy is conducted after the establishment of the reserves.

Changes in loss and settlement expense reserve estimates of prior periods

Loss and settlement expense reserves are estimates at a given time of what an insurer expects to pay on incurred losses, based on facts and circumstances then known. During the loss settlement period, which may be many years, additional facts regarding individual claims become known, and accordingly, it often becomes necessary to refine and adjust the estimates of liability. Such changes in the reserves for losses and settlement expenses are reflected in operating results in the year such changes are recorded.

For a detailed discussion of the development experienced on prior accident years' reserves during the past three years, see the discussion entitled "Loss and Settlement Expense Reserves" under the "Narrative Description of Business" heading in the Business Section under Part I, Item I of this Form 10-K.

Investments

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

Level 3 - Prices or valuation techniques that require significant unobservable inputs. The unobservable inputs may reflect the Company's own judgments about the assumptions that market participants would use.

The Company uses an independent pricing source to obtain the estimated fair value of a majority of its securities. The fair value is based on quoted market prices, where available. This is typically the case for equity securities and short-term investments, which are accordingly classified as Level 1 fair value measurements. In cases where quoted market prices are not available, fair value is based on a variety of valuation techniques depending on the type of security. Many of the fixed maturity securities in the Company's portfolio do not trade on a daily basis; however, observable inputs are utilized in their valuations, and these securities are therefore classified as Level 2 fair value measurements. Following is a brief description of the various pricing techniques used for different asset classes.

- U.S. Treasury securities (including bonds, notes, and bills) are priced according to a number of live data sources, including active market makers and inter-dealer brokers. Prices from these sources are reviewed based on the sources' historical accuracy for individual issues and maturity ranges.
- U.S. government-sponsored agencies and corporate securities (including fixed-rate corporate bonds and medium-term notes) are priced by determining a bullet (non-call) spread scale for each issuer for maturities going out to forty years. These spreads represent credit risk and are obtained from the new issue market, secondary trading, and dealer quotes. An option adjusted spread model is incorporated to adjust spreads of issues that have early redemption features. The final spread is then added to the U.S. Treasury curve. For notes with odd coupon payment dates, a cash discounting yield/price routine calculates prices from final yields.

- Obligations of states and political subdivisions are priced by tracking and analyzing actively quoted issues and trades reported by the Municipal Securities Rulemaking Board (MSRB). Municipal bonds with similar characteristics are grouped together into market sectors, and internal yield curves are constructed daily for these sectors. Individual bond evaluations are extrapolated from these sectors, with the ability to make individual spread adjustments for attributes such as discounts, premiums, alternative minimum tax, and/or whether or not the bond is callable.
- Mortgage-backed securities are priced with models using spreads and other information solicited from Wall Street buy- and sell-side sources, including primary and secondary dealers, portfolio managers, and research analysts, to produce pricing for each tranche. To determine a tranche's price, first the cash flow for each tranche is generated (using consensus prepayment speed assumptions including, as appropriate, a proprietary prepayment projection based on historical statistics of the underlying collateral), then a benchmark yield is determined (in relation to the U.S. Treasury curve for the maturity corresponding to the tranche's average life estimate), and finally collateral performance and tranche level attributes are incorporated to adjust the benchmark yield to determine the tranche-specific spread. This is then used to discount the cash flows to generate the price. When cash flows, or other security structure or market information, is not available to appropriately price a security, broker quotes may be used with a zero spread bid-side valuation, resulting in the same values for the mean and ask prices.

On a quarterly basis, the Company receives from its independent pricing service a list of fixed maturity securities that were priced solely from broker quotes. Since this is not an observable input, any fixed maturity security in the Company's portfolio that is on this list is classified as a Level 3 fair value measurement. At December 31, 2010, the Company did not hold any fixed maturity securities that were priced solely from broker quotes.

The estimated fair values obtained from the independent pricing sources are reviewed by the Company for reasonableness and any discrepancies are investigated for final valuation. This includes comparing valuations from the independent pricing source, the Company's investment custodian and the SVO. From these comparisons, material variances are identified and resolved to determine the final valuations used in the financial statements.

Investment Impairments

The Company regularly monitors its investments which have a fair value that is less than the carrying value for indications of "other-than-temporary" impairment. Several factors are used to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to (1) the security's value and performance in the context of the overall markets, (2) length of time and extent the security's fair value has been below carrying value, (3) key corporate events, and (4) for equity securities, the ability and intent to hold the security until recovery to its cost basis. Prior to April 1, 2009, the Company's ability and intent to hold fixed maturity securities in an unrealized loss position until recovery was also considered in the determination of "other-than-temporary" impairments.

Effective April 1, 2009, the Company adopted the requirements for recognition, presentation, and disclosure of "other-than-temporary" impairments on fixed maturity securities from Investments-Debt and Equity Securities Topic 310 of the Financial Accounting Standards Board (FASB) *FASB Accounting Standards Codification* ™ (ASC). Under these requirements, the evaluation of an impaired fixed maturity security includes an assessment of whether the entity has the intent to sell the security and if it is more likely than not to be required to sell the security before recovery of its amortized cost basis. In addition, if the present value of cash flows expected to be collected is less than the amortized cost of the security, a credit loss is deemed to exist and the security is considered "other-than-temporarily" impaired. The portion of the impairment related to a credit loss is recognized through earnings and the portion of the impairment related to other factors, if any, is recognized through "other comprehensive income". These requirements became effective for interim and annual reporting periods ending after June 15, 2009.

When an equity security is deemed "other-than-temporarily" impaired, the carrying value is reduced to fair value and a realized loss is recognized and charged to income.

Deferred policy acquisition costs and related amortization

Acquisition costs consisting of commissions, premium taxes and other underwriting expenses that vary with, and are directly related to, the production of business are deferred and amortized to expense as premium revenue is recognized.

Deferred policy acquisition costs and related amortization are calculated separately for the property and casualty insurance segment and the reinsurance segment. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to the estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned. Deferred policy acquisition costs were not subject to limitation at December 31, 2010, and management does not anticipate that any limitation will occur in 2011 due to the current level of rate adequacy in both the insurance and reinsurance marketplaces.

Deferred income taxes

The realization of the deferred income tax asset is based upon projections indicating that a sufficient amount of future taxable income will be earned to utilize the tax deductions that will reverse in the future. These projections are based on the Company's history of producing significant amounts of taxable income, the current premium rate environment for both the property and casualty insurance segment and the reinsurance segment, and loss and expense control initiatives that have been implemented in recent years. In addition, management has formulated tax-planning strategies that could be implemented to generate taxable income if needed. Should the projected taxable income and tax planning strategies not provide sufficient taxable income to recover the deferred tax asset, a valuation allowance would be required.

Benefit Plans

Employers Mutual sponsors two defined benefit pension plans (a qualified plan and a nonqualified supplemental plan) and two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans, as determined under the terms of the pooling agreement and the cost allocation methodologies applicable to its subsidiaries that do not participate in the pooling agreement.

The net periodic pension and postretirement benefit costs, as well as the prepaid assets and liabilities of these plans, are determined by actuarial valuations. Inherent in these valuations are key assumptions regarding the discount rate, the expected long-term rate of return on plan assets, the rate of future compensation increases (pension plans only), and the health care cost trend rate (healthcare postretirement plan only). The assumptions used in the actuarial valuations are updated annually. Material changes in the net periodic pension and postretirement benefit costs may occur in the future due to changes in these assumptions or changes in other factors, such as the number of plan participants, the level of benefits provided, asset values and applicable legislation or regulations.

The discount rate utilized in the valuations is based on an analysis of the total rate of return that could be generated by a hypothetical portfolio of high-quality bonds created to generate cash flows that match the plans' expected benefit payments. No callable bonds are used in this analysis and the discount rate produced by this analysis is compared to interest rates of applicable published indices for reasonableness. The discount rates used in the pension benefit valuations at December 31, 2010, 2009 and 2008 were 5.00 percent, 5.75 percent and 6.25 percent, respectively. The discount rates used in the postretirement benefit valuations at December 31, 2010, 2009 and 2008 were 5.50 percent, 6.00 percent and 6.25 percent, respectively. A 0.25 percentage point decrease in the discount rates used in the 2010 valuations would increase the Company's net periodic pension and postretirement benefit costs for 2011 by approximately $117,000. Conversely, a 0.25 percentage point increase in the 2010 discount rates would decrease the Company's net periodic pension and postretirement benefit costs for 2011 by approximately $112,000.

The expected long-term rate of return on plan assets is developed considering actual historical results, current and expected market conditions, the mix of plan assets and investment strategy. The expected long-term rate of return on plan assets produced by this analysis and used in the pension valuations at December 31, 2010, 2009 and 2008 was 7.50 percent. The expected long-term rate of return on plan assets used in the postretirement benefit valuations was 6.75 percent at December 31, 2010, and 6.00 percent in both 2009 and 2008. The actual rate of return earned on plan assets during 2010 was approximately 16 percent for the pension plan and 14 percent for the postretirement benefit plans. The expected long-term rate of return assumption is subject to the general movement of the economy, but is generally less volatile than the discount rate assumption. A decrease in the expected long-term rate of return assumption increases future expenses, whereas an increase in the assumption reduces future expenses. A 0.25 percentage point change in the 2010 expected long-term rate of return assumption would change the Company's net periodic pension and postretirement benefit costs for 2011 by $190,000. For detailed information regarding the current allocation of assets within the pension and postretirement benefit plans, see note 12 of Notes to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K.

The health care cost trend rate assumption represents the anticipated change in the cost of health care benefits due to factors outside of the plan. These factors include health care inflation, changes in health care utilization and delivery patterns, technological advances, and the overall health of the plan participants. The health care cost trend rate assumption is based on published information and general economic conditions. The health care cost trend rate assumption for 2010 was 8.5 percent, and is assumed to decrease gradually to 5 percent in 2018 and remain at that level thereafter.

In accordance with GAAP, actuarial gains/losses contained in the valuations that result from (1) actual experience that differs from that assumed, or (2) a change in actuarial assumptions, is accumulated and, if in excess of a specified corridor, amortized to expense over future periods. As of December 31, 2010, all of the benefit plans had accumulated actuarial losses in excess of the corridor that will be amortized into expense in 2011. The Company's share of the accumulated actuarial losses that will be amortized into expense during 2011 amounts to $1,541,000. Prior service costs/credits for plan amendments are also contained in the valuations, and are amortized into expense/income over the future service periods. As of December 31, 2010, the postretirement benefit plans have prior service credits that are being amortized into income in future periods, while the qualified defined benefit pension plan has prior service costs that are being amortized into expense in future periods. The net amount of prior service credit being amortized into income during 2011 is $481,000.

In accordance with GAAP, the funded status of defined benefit pension or other postretirement plans is recognized as an asset or liability on the balance sheet. Changes in the funded status of the plans is recognized through other comprehensive income.

RESULTS OF OPERATIONS

Segment information and consolidated net income for the three years ended December 31, 2010 are as follows:

($ in thousands)	Year ended December 31, 2010	2009	2008
Property and casualty insurance			
Premiums earned	$ 305,647	$ 308,079	$ 315,598
Losses and settlement expenses	208,114	199,124	232,538
Acquisition and other expenses	116,496	119,342	109,877
Underwriting loss	$ (18,963)	$ (10,387)	$ (26,817)
Loss and settlement expense ratio	68.1%	64.6%	73.7%
Acquisition expense ratio	38.1%	38.8%	34.8%
Combined ratio	106.2%	103.4%	108.5%
Losses and settlement expenses:			
Insured events of current year	$ 236,840	$ 233,765	$ 254,102
Decrease in provision for insured events of prior years	(28,726)	(34,641)	(21,564)
Total losses and settlement expenses	$ 208,114	$ 199,124	$ 232,538
Catastrophe and storm losses	$ 33,062	$ 27,899	$ 44,439

($ in thousands)	Year ended December 31, 2010	2009	2008
Reinsurance			
Premiums earned	$ 83,475	$ 75,932	$ 73,720
Losses and settlement expenses	46,527	49,625	61,727
Acquisition and other expenses	27,040	16,758	17,508
Underwriting profit (loss)	$ 9,908	$ 9,549	$ (5,515)
Loss and settlement expense ratio	55.7%	65.4%	83.7%
Acquisition expense ratio	32.4%	22.0%	23.8%
Combined ratio	88.1%	87.4%	107.5%
Losses and settlement expenses:			
Insured events of current year	$ 68,550	$ 63,606	$ 75,471
Decrease in provision for insured events of prior years	(22,023)	(13,981)	(13,744)
Total losses and settlement expenses	$ 46,527	$ 49,625	$ 61,727
Catastrophe and storm losses	$ 9,082	$ 3,566	$ 8,045

($ in thousands)	Year ended December 31, 2010	2009	2008
Consolidated			
REVENUES			
Premiums earned	$ 389,122	$ 384,011	$ 389,318
Net investment income	49,489	47,759	48,403
Realized investment gains (losses)	3,869	17,922	(24,456)
Other income	783	755	626
	443,263	450,447	413,891
LOSSES AND EXPENSES			
Losses and settlement expenses	254,641	248,749	294,265
Acquisition and other expenses	143,536	136,100	127,385
Interest expense	900	900	889
Other expense	1,741	2,173	1,642
	400,818	387,922	424,181
Income (loss) before income tax expense (benefit)	42,445	62,525	(10,290)
Income tax expense (benefit)	11,099	17,154	(8,585)
Net income (loss)	$ 31,346	$ 45,371	$ (1,705)
Net income (loss) per share	$ 2.40	$ 3.44	$ (0.13)
Loss and settlement expense ratio	65.4%	64.8%	75.6%
Acquisition expense ratio	36.9%	35.4%	32.7%
Combined ratio	102.3%	100.2%	108.3%
Losses and settlement expenses:			
Insured events of current year	$ 305,390	$ 297,371	$ 329,573
Decrease in provision for insured events of prior years	(50,749)	(48,622)	(35,308)
Total losses and settlement expenses	$ 254,641	$ 248,749	$ 294,265
Catastrophe and storm losses	$ 42,144	$ 31,465	$ 52,484

Year ended December 31, 2010 compared to year ended December 31, 2009

The Company reported net income of $31,346,000 and $45,371,000 ($2.40 and $3.44 per share) in 2010 and 2009, respectively. The decline in net income is primarily attributed to a decrease in realized investment gains and a decline in the property and casualty insurance segment's underwriting results. The realized investment gains for 2009 include a $22,474,000 ($14,608,000 net of tax) gain recognized from the sale of the Company's holdings of Verisk Analytics, Inc. common stock. The decline in the property and casualty insurance segment's underwriting results is primarily attributed to an increase in catastrophe and storm losses and a decline in the amount of favorable development experienced on prior years' reserves. Storm losses increased 33.9 percent in 2010 due to active weather patterns in the Midwest and Eastern sections of the country. Net income did, however, benefit from a decline in the amount of "other-than-temporary" investment impairment losses recognized compared to 2009.

Premium income

Premiums earned increased 1.3 percent to $389,122,000 in 2010 from $384,011,000 in 2009. The reinsurance segment was able to increase premium income through the addition of several new reinsurance contracts and increased participation on existing reinsurance business; however, this increase was partially offset by a decline in premium income in the property and casualty insurance segment. While premium rate levels for the property and casualty insurance segment stabilized during 2009, the use of discretionary rate credits increased, keeping overall premium rate levels flat to slightly lower. Competition remains very strong in the commercial lines of business; however, moderate rate increases have been implemented in personal lines during the past several years. Management continues to implement commercial lines rate increases where warranted, but overall rate levels are not expected to improve until the economy recovers, which is now projected to occur in 2012. Pricing in the reinsurance marketplace was essentially flat during the year, and is expected to remain flat in 2011.

Premiums earned for the property and casualty insurance segment decreased 0.8 percent to $305,647,000 in 2010 from $308,079,000 in 2009, primarily as a result of a decline in earned premium rate levels resulting from rate decreases implemented in 2008 and 2009. Premium rates have improved somewhat in the personal lines of business, but the commercial lines of business, which account for more than 80 percent of the property and casualty insurance segment's premiums, remain very competitive. Filed rates for 2010 were up 0.9 percent; however, these increases were more than offset by increased use of discretionary credits. Overall, the industry has continued to report average rate declines of three to five percent in commercial lines of business, depending on policy size and line of business; however, the Company's average rate decline for commercial lines has been relatively steady at approximately 1.1 percent. Rate competition in the commercial lines of business is being driven, at least in part, by the weak economy. Most companies are content to retain their good business at current pricing levels and wait for the economy to improve. As a result, management expects the current level of rate competition to continue through 2011 and probably into 2012. New business premium increased approximately two percent during 2010 and accounted for approximately 17 percent of net written premiums; however, the increase in premium income from this new business was largely offset by a decline in premium income associated with prior years' rate reductions and policies not retained. Policy retention rates remained relatively stable at approximately 86 percent, though the personal lines retention rate was somewhat lower due to management's decision in 2009 to exit personal lines business in certain regions of the country. Policy counts increased slightly in both the commercial and personal lines of business during 2010.

Premiums earned for the reinsurance segment increased 9.9 percent to $83,475,000 in 2010 from $75,932,000 in 2009. This increase was primarily associated with the addition of new facility business during 2010 (includes facultative and property and casualty reinsurance business from small to mid-size insurance companies), as well as new property business in central and eastern Europe. Due to the mild 2009 and 2010 hurricane seasons and a recovery in the reinsurance industry's capital level, premium rate levels were generally flat in 2010, and declined slightly during the January 1, 2011 renewal season.

Losses and settlement expenses

Losses and settlement expenses increased 2.4 percent to $254,641,000 in 2010 from $248,749,000 in 2009, and the loss and settlement expense ratio increased to 65.4 percent in 2010 from 64.8 percent in 2009. The property and casualty insurance segment reported an increase in its loss and settlement expense ratio, primarily from higher catastrophe and storm losses and a decline in the amount of favorable development experienced on prior years' reserves. However, much of the increase in the property and casualty insurance segment's loss and settlement expense ratio was offset by a large decline in the reinsurance segment's loss and settlement expense ratio. The decline in the reinsurance segment's ratio is largely attributed to a reclassification by MRB of $6,065,000 from IBNR reserves to contingent commission reserves. The actuarial analysis of the Company's carried reserves as of December 31, 2010 indicates that the level of reserve adequacy is consistent with other recent evaluations. From management's perspective, this measure is more relevant to an understanding of the Company's results of operations than the composition of the underwriting results between the current and prior accident years.

The loss and settlement expense ratio for the property and casualty insurance segment increased to 68.1 percent in 2010 from 64.6 percent in 2009. Catastrophe and storm losses were well above average in both 2010 and 2009, adding 10.8 and 9.1 percentage points, respectively, to the loss and settlement expense ratios. The high level of storm activity experienced during 2010 was largely from the Midwest and Eastern sections of the country. Favorable development on prior years' reserves declined in 2010, with the decline primarily driven by a relatively large amount of favorable development experienced in 2009 on the record amount of catastrophe and storm losses reported in 2008, and the strengthening of asbestos and environmental settlement expense reserves during 2010. Included in the reported amounts of favorable development for 2010 and 2009 is $32,000 and $3,476,000, respectively, of favorable development experienced on prior years' catastrophe and storm loss reserves. Asbestos and environmental loss and settlement expense reserves were strengthened by $3,420,000 and $1,020,000 during 2010 and 2009, respectively, which is largely due to an increase in paid asbestos settlement expenses in recent years (particularly on one policyholder with exposure in numerous jurisdictions). In aggregate, the favorable development experienced in 2010 continues to be associated with closed claims. To a lesser extent, the increase in the loss and settlement expense ratio also reflects increased claim frequency in several lines of business, increased severity (including large losses) in the workers' compensation and other liability lines of business, as well as previously implemented premium rate level reductions.

The loss and settlement expense ratio for the reinsurance segment decreased to 55.7 percent in 2010 from 65.4 percent in 2009. This decrease is primarily due to the reclassification of $6,065,000 out of the IBNR reserve to the reserve for contingent commissions, which decreased the reinsurance segment's loss and settlement expense ratio by 7.3 percentage points. Since this amount was reflected in prior years' IBNR reserves, it also increased the reinsurance segment's favorable development on prior years' reserves by the same amount. Also contributing to the decrease in the loss and settlement expense ratio is a decline in large loss activity from the high level experienced in 2009 (an industry-wide occurrence in 2009), as well as an increase in the amount of favorable development experienced on prior years' reserves (excluding the $6,065,000 associated with the reclassification of the IBNR reserves), primarily on accident year 2009. The favorable development amounts reported in 2010 and 2009 are primarily attributed to changes in IBNR reserves during those years, with the 2010 change predominantly attributed to the property pro rata and catastrophe and casualty excess business. An increase in catastrophe and storm losses partially offset these decreases.

Acquisition and other expenses

Acquisition and other expenses increased 5.5 percent to $143,536,000 in 2010 from $136,100,000 in 2009. The acquisition expense ratio increased to 36.9 percent in 2010 from 35.4 percent in 2009. This increase is attributed to an increase in contingent commission expense in the reinsurance segment, including the $6,065,000 reclassification previously noted. This increased the 2010 acquisition expense ratio, with a corresponding decrease to the loss and settlement expense ratio. Declines in policyholder dividends, contingent salaries, executive bonuses, and agents' profit bonuses in the property and casualty insurance segment were largely offset by an increase in commission expense in the reinsurance segment.

For the property and casualty insurance segment, the acquisition expense ratio decreased to 38.1 percent in 2010 from 38.8 percent in 2009. The decrease is attributed to a decline in underwriting results in 2010, which produced declines in several expenses that are based on loss experience or overall underwriting results, such as reduced dividends on some of the pool's larger safety dividend groups, reduced agents' profit bonuses, and reduced accruals for contingent salaries and executive bonuses.

For the reinsurance segment, the acquisition expense ratio increased to 32.4 percent in 2010 from 22.0 percent in 2009. This increase is primarily attributed to an increase in contingent commission expense associated with the $6,065,000 reclassification of IBNR reserves to contingent commissions, which increased the 2010 acquisition expense ratio by 7.3 percentage points. Also contributing to the increase in the reinsurance segment's acquisition expense ratio were increases in contingent commission expense (excluding the $6,065,000 reclassification) from favorable underwriting performance in the assumed book of business, and an increase in commission expense associated with the new facility business, which carries a higher commission rate than the reinsurance segment's other business.

Investment results

Net investment income increased 3.6 percent to $49,489,000 in 2010 from $47,759,000 in 2009. This increase is the result of a higher average invested balance in fixed maturity securities, which reflects the reinvestment of short-term holdings into Build America Bonds and other securities in the fourth quarter of 2009.

The Company reported net realized investment gains of $3,869,000 and $17,922,000 in 2010 and 2009, respectively. The 2009 amount includes a $22,474,000 realized gain recognized on the disposal of the Company's holdings of Verisk common stock, and $10,108,000 of "other-than-temporary" investment impairment losses. The amount of "other-than-temporary" investment impairment losses declined substantially in 2010, with $2,180,000 impaired on 23 equity securities and $204,000 impaired on two residential mortgage-backed securities ($121,000 from the determination of credit loss on one residential mortgage-backed security, and $83,000 associated with management's intent to sell another residential mortgage-backed security in an unrealized loss position). The impairment losses recognized in 2009 were on 34 equity securities and three fixed maturity securities.

The Company's equity portfolio had a return of 14.31 percent during 2010, compared to 15.06 percent for the S&P 500. The current annualized yield on the bond portfolio is 4.98 percent and the effective duration is 5.75 years, compared to 5.27 percent and 6.12 years at December 31, 2009.

Income tax

The Company reported income tax expense of $11,099,000 in 2010, down from $17,154,000 in 2009. The effective tax rate was 26.1 percent in 2010, compared to 27.4 percent in 2009. The decrease in the effective tax rate for 2010 primarily reflects the decline in the amount of pre-tax income earned relative to the amount of tax-exempt interest income earned. The effective tax rate for 2010 also reflects tax law changes included in the Patient Protection and Affordable Care Act (H.R. 3590) and the follow-up Health Care and Education Reconciliation Act of 2010 (H.R. 4872) signed into law on March 23, 2010 and March 30, 2010, respectively (the "Acts"). In accordance with these Acts, beginning in 2013 the Company will no longer be able to claim a tax deduction for drug expenses that are reimbursed under the Medicare Part D retiree drug subsidy program. Although this tax change does not take effect until 2013, the Company is required to recognize the financial impact of the change beginning in the period in which the Acts were signed. As a result of the Acts, the Company recognized a decrease in its deferred tax asset of $794,000 during 2010.

Year ended December 31, 2009 compared to year ended December 31, 2008

The Company reported net income of $45,371,000 ($3.44 per share) in 2009 compared to a net loss of $1,705,000 ($0.13 per share) in 2008. This improvement was attributed to several factors: a record amount of catastrophe and storm losses in 2008, a record amount of "other-than-temporary" investment impairment losses recognized in 2008 as a result of the financial crisis, and a realized investment gain of $22,474,000 recognized in 2009 from the sale of the Company's holdings of Verisk common stock. Another factor contributing to the improvement in net income was improved underwriting performance by the Company's reinsurance subsidiary in 2009.

Premium income

Premiums earned decreased 1.4 percent to $384,011,000 in 2009 from $389,318,000 in 2008. This decrease was primarily attributed to a moderate, but steady, decline in overall premium rate levels during the preceding two years as a result of competitive market conditions associated with the soft market. Premium rates stabilized during 2009, but did not improve to the extent anticipated due to the lagging effects of the weak economy, the very mild 2009 hurricane season, and a general strengthening in the capital base of the industry. The pool participants were able to achieve some increases in rates, though those increases were generally small and targeted to specific local markets and individual accounts. Pricing in the reinsurance marketplace improved with the January 1 renewals, but declined somewhat as the year progressed.

Premiums earned for the property and casualty insurance segment decreased 2.4 percent to $308,079,000 in 2009 from $315,598,000 in 2008, primarily due to a 4.1 percent decline in premium rate levels implemented in 2008. Premium rates did improve somewhat in the personal lines of business during the second half of the year, but the commercial lines of business, which account for more than 80 percent of the property and casualty insurance segment's premiums, remained very competitive. Filed rates for 2009 were up a modest 0.4 percent, representing the first positive change in four years. Competition in the commercial lines of business is being driven, at least in part, by the weak economy. Companies know that any proposed rate increases on good business will likely be challenged by the insured and could result in the loss of the account. As a result, most companies are content to retain their good business at current pricing levels and wait for the economy to improve. New business premium increased approximately 13 percent in 2009 and accounted for approximately 13 percent of net written premiums, but was not sufficient to cover premium declines resulting from prior year rate reductions and policies not retained. Approximately 39 percent of the new business came from the pool participants' "Premier" and "Leading" agents (representing about 18 percent of the total agency force), which once again emphasizes the importance of building and strengthening agency relationships. Policy retention rates for the year declined slightly to approximately 86 percent in both commercial and personal lines, but continued to exceed industry averages. These declines were attributed to management's willingness to walk away from underpriced business, efforts to limit exposures in coastal regions, and management's decision to exit personal lines in certain regions of the country. Policy counts increased slightly in both the commercial and personal lines of business in 2009.

Premiums earned for the reinsurance segment increased 3.0 percent to $75,932,000 in 2009 from $73,720,000 in 2008. This increase was primarily associated with a moderate increase in reinsurance premium rate levels and the addition of a few new accounts. However, premium growth was limited by a decrease in reinstatement premium income, a decline in business assumed from the MRB pool, and a decrease in the amount of earned but not reported (EBNR) premium recognized. Due to a loss of capital in the reinsurance industry in 2008 as a result of the economic crisis, reinsurance premium rate levels firmed somewhat in the first part of 2009 and the reinsurance segment was able to obtain moderate rate increases on most of its renewals (including the January 1 renewals). However, due to the mild hurricane season and a recovery in reinsurance company capital levels during the year, premium rate levels subsided in the second half of 2009. Premium rate levels for the January 1, 2010 renewal season were generally flat, with some moderate declines on certain accounts.

Losses and settlement expenses

Losses and settlement expenses decreased 15.5 percent to $248,749,000 in 2009 from $294,265,000 in 2008, while the loss and settlement expense ratio decreased to 64.8 percent in 2009 from 75.6 percent in 2008. Storm losses, while higher than average due to active Midwest weather patterns, were significantly lower than the record amount experienced in 2008. Catastrophe and storm losses accounted for 8.2 percentage points of the combined ratio for the year ended December 31, 2009, which was higher than the 8-year average of 6.5 percentage points for the period 2000 to 2007, but significantly lower than the record 13.5 percentage points experienced in 2008. Other factors contributing to the improvement in the loss and settlement expense ratio were a decline in large losses, an increase in the amount of favorable development experienced on prior years' reserves, and strong underwriting performance in the reinsurance segment. The actuarial analysis of the Company's carried reserves as of December 31, 2009 indicated that the level of reserve adequacy was consistent with other recent evaluations. From management's perspective, this measure is more relevant to an understanding of the Company's results of operation than the composition of the underwriting results between the current and prior accident years.

The loss and settlement expense ratio for the property and casualty insurance segment decreased to 64.6 percent in 2009 from 73.7 percent in 2008. A record amount of Midwest storm losses in 2008, along with losses associated with Hurricanes Gustav and Ike, produced record levels of catastrophe and storm losses and elevated the loss and settlement expense ratio in 2008. The loss and settlement expense ratio returned to a more normal level in 2009, even though catastrophe and storm losses remained above long-term historical averages. While there were no reported hurricane losses in the United States in 2009, there was an elevated level of claims activity due to a high frequency of Midwestern storms. For the year, catastrophe and storm losses in the property and casualty insurance segment amounted to 9.1 percent of earned premiums compared to 14.1 percent in 2008. Other factors contributing to the improvement in the loss and settlement expense ratio included a general decline in claim frequency and severity (including large loss activity) and an increase in the amount of favorable development experienced on prior years' catastrophe and storm loss reserves. Large losses, which the Company then defined as losses greater than $250,000, excluding catastrophe and storm losses, declined to $22,938,000 in 2009 from $24,895,000 in 2008 (a decrease of 0.5 percentage points in the loss and settlement expense ratio). Previously implemented premium rate level reductions continued to have a negative impact on the loss and settlement expense ratio, but to a lesser extent due to a reduction in the magnitude of the rate decreases implemented in 2008 and 2009.

The loss and settlement expense ratio for the reinsurance segment decreased to 65.4 percent in 2009 from 83.7 percent in 2008. Factors contributing to the reinsurance segment's improvement included moderate rate increases, good results from the MRB pool, an increase in the amount of favorable development experienced on prior accident years' reserves due to a reduction in bulk IBNR reserves and the winding down of the MAERP Reinsurance Association (formerly known as Mutual Atomic Energy Reinsurance Pool), and a decline in catastrophe and storm losses from the large amount reported in 2008 (including $2,000,000 of losses associated with Hurricane Ike).

Acquisition and other expenses

Acquisition and other expenses increased 6.8 percent to $136,100,000 in 2009 from $127,385,000 in 2008. The acquisition expense ratio increased to 35.4 percent in 2009 from 32.7 percent in 2008. These increases were attributed to the property and casualty insurance segment and reflected increases in net periodic pension benefit cost, executive bonuses and contingent salaries, and policyholder dividends. These increases were partially offset by a decline in commission and contingent commission expense in the reinsurance segment.

For the property and casualty insurance segment, the acquisition expense ratio increased to 38.8 percent in 2009 from 34.8 percent in 2008. This increase was attributed to increases in net periodic pension benefit cost, executive bonuses, contingent salaries, and policyholder dividends. The increase in executive bonuses and contingent salaries was due to the improved underwriting results in 2009 (no expense was incurred for these items in 2008). The increase in net periodic pension benefit cost was due to a significant increase in the amount of actuarial losses being amortized and a decrease in the expected return on plan assets, both resulting from the severe decline in the financial markets during 2008. The increase in policyholder dividend expense was largely due to an increase in the estimated dividend payable on several safety dividend groups, as well as an increase in the estimated aggregate amount of dividends payable on individual workers' compensation policies as a result of good loss experience.

For the reinsurance segment, the acquisition expense ratio decreased to 22.0 percent in 2009 from 23.8 percent in 2008. This decline was primarily associated with decreases in commission expense (driven largely by fluctuations in the estimate of commission expense relative to the associated estimate of earned but not reported premiums) and contingent commission expense (reflecting a decline from the relatively high amount reported in 2008).

Investment results

Net investment income declined 1.3 percent to $47,759,000 in 2009 from $48,403,000 in 2008. Investment income was negatively impacted by a high level of call activity on the Company's U.S. government agency securities during 2009 as a result of the declining interest rate environment, a decline in yield on short-term investments and the elimination of dividends on the perpetual preferred stocks of Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal National Mortgage Association (Fannie Mae) during 2008. As of December 31, 2009, the majority of the proceeds received from the called securities had been reinvested.

The Company reported a net realized investment gain of $17,922,000 in 2009 compared to a net realized investment loss of $24,456,000 in 2008. The 2009 amount reflected a $22,474,000 realized gain recognized on the disposal of the Company's holdings of Verisk common stock, and $10,108,000 of "other-than-temporary" investment impairment losses recognized on 34 equity securities and three fixed maturity securities. The impairment losses on the three fixed maturity securities totaled $2,657,000, and were attributed to a bankruptcy filing made by Great Lakes Chemical Corporation, later known as Chemtura Corporation ($2,220,000), a planned disposal of US Freightways Corporation securities ($350,000) and the determination of a credit loss (all contractual cash flows were not expected to be collected) on a residential mortgage-backed security ($87,000). Included in the 2008 loss amount was $16,017,000 of "other-than-temporary" investment impairment losses recognized on 38 equity securities as a result of the severe and prolonged turmoil in the financial markets, and $14,904,000 of losses recognized on the perpetual preferred stocks of Freddie Mac and Fannie Mae when those companies were placed under conservatorship by the U.S. government.

The total rate of return on the Company's equity portfolio during 2009 was 21.80 percent, compared to 26.46 percent for the S&P 500. At December 31, 2009, the annualized yield on the bond portfolio was 5.27 percent and the effective duration was 6.12 years, which was up from 5.57 years at December 31, 2008.

Other expense

Other expense increased 32.3 percent to $2,173,000 in 2009 from $1,642,000 in 2008. This increase primarily reflected an increase in uncollectible premiums allocated to the property and casualty insurance subsidiaries through the pooling agreement, and a decrease in foreign currency exchange gains associated with the reinsurance subsidiary's foreign currency denominated reinsurance business.

Income tax

The Company reported income tax expense of $17,154,000 in 2009, compared to an income tax benefit of $8,585,000 in 2008. The effective tax rate was 27.4 percent in 2009, compared to 83.4 percent in 2008. The high effective tax rate for 2008 reflects the fact that a significant amount of the Company's investment income was received in the form of tax-exempt interest income. Due to the much larger amount of pretax income in 2009, tax exempt interest had less of an impact on the effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet cash obligations. The Company had positive cash flows from operations of $30,322,000 in 2010, $34,116,000 in 2009 and $30,684,000 in 2008. The Company typically generates substantial positive cash flows from operations because cash from premium payments is generally received in advance of cash payments made to settle claims. These positive cash flows provide the foundation of the Company's asset/liability management program and are the primary drivers of the Company's liquidity. When investing funds made available from operations, the Company invests in securities with maturities that approximate the anticipated payments of losses and settlement expenses of the underlying insurance policies. In addition, the Company maintains a portion of its investment portfolio in relatively short-term and highly liquid assets as a secondary source of liquidity should net cash flows from operating activities prove insufficient to fund current operating needs. As of December 31, 2010, the Company did not have any significant variations between the maturity dates of its investments and the expected payment of its loss and settlement expense reserves.

The Company is a holding company whose principal asset is its investment in its insurance subsidiaries. As a holding company, the Company is dependent upon cash dividends from its insurance company subsidiaries to meet all its obligations, including cash dividends to stockholders and the funding of the Company's stock repurchase program. State insurance regulations restrict the maximum amount of dividends insurance companies can pay without prior regulatory approval. See note 6 of Notes to Consolidated Financial Statements for additional information regarding dividend restrictions. The maximum amount of dividends that the insurance company subsidiaries can pay to the Company in 2011 without prior regulatory approval is approximately $39,271,000. The Company received $17,000,000, $12,500,000 and $25,005,000 of dividends from its insurance company subsidiaries and paid cash dividends to its stockholders totaling $9,512,000, $9,507,000 and $9,731,000 in 2010, 2009 and 2008, respectively. The excess dividends received from the insurance company subsidiaries were used to partially fund the Company's $25,000,000 stock repurchase program. At December 31, 2010, approximately $1,852,000 of the authorized stock repurchase program remains available for the purchase of additional shares.

The Company's insurance and reinsurance company subsidiaries must maintain adequate liquidity to ensure that their cash obligations are met; however, because of their participation in the pooling agreement and the quota share agreement, they do not have the daily liquidity concerns normally associated with an insurance or reinsurance company. This is because under the terms of the pooling and quota share agreements, Employers Mutual receives all premiums and pays all losses and expenses associated with the insurance business produced by the pool participants and the assumed reinsurance business ceded to the Company's reinsurance subsidiary, and then settles the inter-company balances generated by these transactions with the participating companies within 45 days after the end of each quarter.

At the insurance company subsidiary level, the primary sources of cash are premium income, investment income and maturing investments. The principal outflows of cash are payments of claims, commissions, premium taxes, operating expenses, income taxes, dividends, interest and principal payments on debt, and investment purchases. Cash outflows vary because of uncertainties regarding settlement dates for unpaid losses and the potential for large losses, either individually or in the aggregate. Accordingly, the insurance company subsidiaries maintain investment and reinsurance programs intended to provide adequate funds to pay claims without forced sales of investments. In addition, the insurance company subsidiaries have access to a line of credit maintained by Employers Mutual with the Federal Home Loan Bank to provide additional liquidity if needed.

The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid investments to ensure the availability of funds to pay claims and expenses. A variety of maturities are maintained in the Company's investment portfolio to assure adequate liquidity. The maturity structure of the fixed maturity portfolio is also established by the relative attractiveness of yields on short, intermediate and long-term securities. The Company does not invest in high-yield, non-investment grade debt securities. Any non-investment grade securities held by the Company are the result of rating downgrades subsequent to their purchase.

The Company invests for the long term and generally purchases fixed maturity securities with the intent to hold them to maturity. Despite this intent, the Company currently classifies purchases of fixed maturity securities as available-for-sale to provide flexibility in the management of its investment portfolio. At December 31, 2010 and 2009, the Company had net unrealized holding gains, net of deferred taxes, on its fixed maturity securities available-for-sale of $20,770,000 and $17,541,000, respectively. The fluctuation in the fair value of these investments is primarily due to changes in the interest rate environment during this time period, but also reflects fluctuations in risk premium spreads over U.S. Treasuries for corporate and U.S. government-sponsored agency securities. Since the Company does not actively trade in the bond market, such fluctuations in the fair value of these investments are not expected to have a material impact on the operations of the Company, as forced liquidations of investments are not anticipated. The Company closely monitors the bond market and makes appropriate adjustments in its portfolio as conditions warrant.

The majority of the Company's assets are invested in fixed maturity securities. These investments provide a substantial amount of investment income that supplements underwriting results and contributes to net earnings. As these investments mature, or are called, the proceeds are reinvested at current interest rates, which may be higher or lower than those now being earned; therefore, more or less investment income may be available to contribute to net earnings. Due to the declining interest rate environment, the Company experienced a high level of call activity on fixed maturity securities during 2010 and 2009. The proceeds from these called securities have been reinvested at lower yields, which will have a negative impact on future investment income.

The Company previously participated in a securities lending program administered by Mellon Bank, N.A. whereby certain fixed maturity securities from the investment portfolio were loaned to other institutions for short periods of time. The Company received a fee for each security loaned out under this program and required initial collateral equal to 102 percent of the fair value of the loaned securities. The securities on loan to others were segregated from the other invested assets on the Company's balance sheet. In accordance with relevant accounting literature, the collateral held by the Company was accounted for as a secured borrowing and was recorded as an asset on the Company's balance sheet, with a corresponding liability reflecting the Company's obligation to return this collateral upon the return of the loaned securities. During the fourth quarter of 2009, management decided to discontinue its participation in the securities lending program and as a result, began to unwind the program. The Company terminated its participation in the securities lending program as of December 31, 2010.

The Company held $30,000 and $47,000 in minority ownership interests in limited partnerships and limited liability companies at December 31, 2010 and 2009, respectively. The Company does not hold any other unregistered securities.

The Company's cash balance was $492,000 and $279,000 at December 31, 2010 and 2009, respectively.

Employers Mutual contributed $26,000,000, $17,000,000 and $15,000,000 to its qualified pension plan in 2010, 2009 and 2008, respectively, and plans to contribute approximately $22,000,000 to the qualified pension plan in 2011. The Company reimbursed Employers Mutual $7,973,000, $5,204,000 and $4,555,000 for its share of the pension contributions in 2010, 2009 and 2008, respectively. Employers Mutual contributed $2,480,000, $2,550,000 and $12,200,000 to its postretirement benefit plans in 2010, 2009 and 2008, respectively, and expects to contribute approximately $4,000,000 to the postretirement benefit plans in 2011. The Company reimbursed Employers Mutual $697,000, $724,000 and $3,495,000 for its share of the postretirement benefit plan contributions in 2010, 2009 and 2008, respectively.

Capital Resources

Capital resources consist of stockholders' equity and debt, representing funds deployed or available to be deployed to support business operations. For the Company's insurance and reinsurance company subsidiaries, capital resources are required to support premium writings. Regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to its statutory surplus should not exceed three to one. All of the Company's property and casualty insurance subsidiaries were well under this guideline at December 31, 2010.

The Company's insurance subsidiaries are required to maintain a certain minimum level of surplus on a statutory basis, and are subject to regulations under which the payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. The Company's insurance subsidiaries are also subject to Risk Based Capital (RBC) requirements that may further impact their ability to pay dividends. RBC requirements attempt to measure minimum statutory capital needs based upon the risks in a company's mix of products and investment portfolio. At December 31, 2010, the Company's insurance subsidiaries had total adjusted statutory capital of $347,133,000, which was well in excess of the minimum RBC requirement of $58,048,000.

The Company's total cash and invested assets at December 31, 2010 and 2009 are summarized as follows:

	December 31, 2010			
($ in thousands)	Amortized cost	Fair value	Percent of total fair value	Carrying value
Fixed maturity securities held-to-maturity	$ 341	$ 390	- %	$ 341
Fixed maturity securities available-for-sale ..	909,583	941,537	87.2	941,537
Equity securities available-for-sale	75,721	101,139	9.4	101,139
Cash	492	492	-	492
Short-term investments	36,616	36,616	3.4	36,616
Other long-term investments	30	30	-	30
	$ 1,022,783	$ 1,080,204	100.0 %	$ 1,080,155

	December 31, 2009			
($ in thousands)	Amortized cost	Fair value	Percent of total fair value	Carrying value
Fixed maturity securities held-to-maturity	$ 410	$ 461	0.1 %	$ 410
Fixed maturity securities available-for-sale ..	872,195	899,181	86.0	899,181
Equity securities available-for-sale	73,115	90,190	8.6	90,190
Cash	279	279	-	279
Short-term investments	55,390	55,390	5.3	55,390
Other long-term investments	47	47	-	47
	$ 1,001,436	$ 1,045,548	100.0 %	$ 1,045,497

The amortized cost and estimated fair value of fixed maturity and equity securities at December 31, 2010 were as follows:

($ in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
Residential mortgage-backed	$ 341	$ 49	$ -	$ 390
Total securities held-to-maturity	$ 341	$ 49	$ -	$ 390
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury	$ 4,748	$ 54	$ -	$ 4,802
US government-sponsored agencies	167,976	1,996	1,899	168,073
Obligations of states and political subdivisions	384,164	11,650	4,882	390,932
Commercial mortgage-backed	82,907	10,342	27	93,222
Residential mortgage-backed	32,801	1,664	179	34,286
Other asset-backed	12,101	1,057	57	13,101
Corporate	224,886	12,954	719	237,121
Total fixed maturity securities	909,583	39,717	7,763	941,537
Equity securities:				
Common stocks:				
Financial services	8,630	2,668	52	11,246
Information technology	11,215	6,163	28	17,350
Healthcare	10,200	2,706	120	12,786
Consumer staples	6,011	1,834	60	7,785
Consumer discretionary	7,637	4,535	9	12,163
Energy	6,350	3,031	-	9,381
Industrials	5,396	2,097	27	7,466
Other	11,282	3,351	3	14,630
Non-redeemable preferred stocks	9,000	100	768	8,332
Total equity securities	75,721	26,485	1,067	101,139
Total securities available-for-sale	$985,304	$ 66,202	$ 8,830	$ 1,042,676

The Company's property and casualty insurance subsidiaries have $25,000,000 of surplus notes issued to Employers Mutual at an interest rate of 3.60 percent. Reviews of the interest rate are conducted by the Inter-Company Committees of the Boards of Directors of the Company and Employers Mutual every five years, with the next review due in 2013. Payments of interest and repayments of principal can only be made out of the applicable subsidiary's statutory surplus and is subject to prior approval by the insurance commissioner of the respective states of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the applicable insurance subsidiaries. Total interest expense incurred on these surplus notes was $900,000, $900,000 and $889,000 in 2010, 2009 and 2008, respectively. At December 31, 2010, the Company's property and casualty insurance subsidiaries had received approval for the payment of interest accrued on the surplus notes during 2010.

As of December 31, 2010, the Company had no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Employers Mutual collects from agents, policyholders and reinsureds all premiums associated with the insurance business produced by the pool participants and the assumed reinsurance business ceded to the reinsurance subsidiary. Quarterly, Employers Mutual settles with the pool participants and the reinsurance subsidiary the premiums written from these insurance policies and reinsurance contracts, providing full credit for the premiums written during the quarter (not just the collected portion). Due to this arrangement, and since a significant portion of these premium balances are collected over the course of the coverage period, Employers Mutual carries a substantial receivable balance for insurance and reinsurance premiums in process of collection. Any of these receivable amounts that are ultimately deemed to be uncollectible are charged-off by Employers Mutual and the expense is charged to the reinsurance subsidiary or allocated to the pool members on the basis of pool participation. As a result, the Company has an off-balance sheet arrangement with an unconsolidated entity that results in a credit-risk exposure (Employers Mutual's insurance and reinsurance premium receivable balances) that is not reflected in the Company's financial statements. The ten-year average annual charge-off expense allocated to the Company is $313,000. Based on historical data, this credit-risk exposure is not considered to be material to the Company's results of operations or financial position, and accordingly, no loss contingency liability has been recorded.

Investment Impairments and Considerations

The Company recorded "other-than-temporary" investment impairment losses totaling $2,384,000 on 23 equity securities and two fixed maturity securities during 2010, compared to $10,108,000 on 34 equity securities and three fixed maturity securities during 2009.

The Company has no direct exposure to sub-prime residential lending, and holds no sub-prime residential collateralized debt obligations or sub-prime collateralized mortgage obligations. The Company does have indirect exposure to sub-prime residential lending markets as it has significant holdings of government agency securities, prime and Alt-A collateralized mortgage obligations, as well as fixed maturity and equity securities in both the banking and financial services sectors. While these holdings do not include companies engaged in originating residential lending as their primary business, they do include companies that may be indirectly engaged in this type of lending.

During the second quarter of 2008, management evaluated and implemented a new investment strategy targeting high-quality residential mortgage-backed securities. This investment strategy, which is being administered by Harris Investment Management, Inc., was designed to take advantage of the liquidity-induced market dislocation that existed in the securitized residential mortgage marketplace at that time, and targeted AAA rated residential mortgage-backed securities (no securities backed by subprime mortgages were purchased). The investments were appropriately diversified with respect to key risk factors (such as vintage, originator and geography).

At December 31, 2010, the Company had unrealized losses on available-for-sale securities as presented in the table below. The estimated fair value is based on quoted market prices, where available. In cases where quoted market prices are not available, fair values are based on a variety of valuation techniques depending on the type of security. None of these securities are considered to be in concentrations by either security type or industry. The Company uses several factors to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events and collateralization of fixed maturity securities. Based on these factors, the absence of management's intent to sell these securities prior to recovery or maturity, and the fact that management does not anticipate that it will be forced to sell these securities prior to recovery or maturity, it was determined that the carrying value of these securities were not "other-than-temporarily" impaired at December 31, 2010. Risks and uncertainties inherent in the methodology utilized in this evaluation process include interest rate risk, equity price risk, and the overall performance of the economy, all of which have the potential to adversely affect the value of the Company's investments. Should a determination be made at some point in the future that these unrealized losses are "other-than-temporary", the Company's earnings would be reduced by approximately $5,740,000, net of tax; however, the Company's financial position would not be affected because unrealized losses on available-for-sale securities are reflected in the Company's financial statements as a component of stockholders' equity, net of deferred taxes.

Following is a schedule of the length of time securities have continuously been in an unrealized loss position as of December 31, 2010.

	Less than twelve months		Twelve months or longer		Total	
($ in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturity securities:						
U.S. government-sponsored agencies	$ 64,030	$ 1,899	$ -	$ -	$ 64,030	$ 1,899
Obligations of states and political subdivisions	97,770	4,882	-	-	97,770	4,882
Commercial mortgage-backed	3,999	27	-	-	3,999	27
Residential mortgage-backed	11,347	158	1,223	21	12,570	179
Other asset-backed	3,331	57	-	-	3,331	57
Corporate	38,271	719	-	-	38,271	719
Subtotal, fixed maturity securities	218,748	7,742	1,223	21	219,971	7,763
Equity securities:						
Common stocks:						
Financial services	1,608	52	-	-	1,608	52
Information technology	880	28	-	-	880	28
Healthcare	3,552	120	-	-	3,552	120
Consumer staples	1,218	60	-	-	1,218	60
Consumer discretionary	253	9	-	-	253	9
Industrials	761	27	-	-	761	27
Other	43	3	-	-	43	3
Non-redeemable preferred stocks	-	-	4,232	768	4,232	768
Subtotal, equity securities	8,315	299	4,232	768	12,547	1,067
Total temporarily impaired securities	$ 227,063	$ 8,041	$ 5,455	$ 789	$ 232,518	$ 8,830

Following is a schedule of the maturity dates of the fixed maturity securities presented in the above table. Note that this schedule includes only fixed maturity securities available-for-sale, as the Company does not have any fixed maturity securities held-to-maturity with unrealized losses.

($ in thousands)	Book value	Fair value	Gross unrealized loss
Due in one year or less	$ -	$ -	$ -
Due after one year through five years	12,987	12,815	172
Due after five years through ten years	20,107	19,874	233
Due after ten years	177,865	170,713	7,152
Mortgage-backed securities	16,775	16,569	206
	$ 227,734	$ 219,971	$ 7,763

The Company does not purchase non-investment grade securities. Any non-investment grade securities held are the result of rating downgrades that occurred subsequent to their purchase. At December 31, 2010, non-investment grade fixed maturity securities held by the Company included American Airlines, Weyerhaeuser Company and ten residential mortgage-backed securities. Of these securities, only three of the residential mortgage-backed securities were in an unrealized loss position with an aggregate unrealized loss of $136,000.

Following is a schedule of gross realized losses recognized in 2010 from the sale of securities and from "other-than-temporary" investment impairments. The schedule is aged according to the length of time the underlying securities were in an unrealized loss position. This schedule does not include realized losses stemming from corporate actions such as calls, pay-downs, redemptions, etc.

	Realized losses from sales			"Other-than-temporary" impairment losses	Total gross realized losses
($ in thousands)	Book value	Sales price	Gross realized losses		
Fixed maturity securities:					
Three months or less	$ -	$ -	$ -	$ -	$ -
Over three months to six months	4,760	4,673	87	-	87
Over six months to nine months	-	-	-	-	-
Over nine months to twelve months	-	-	-	-	-
Over twelve months	-	-	-	204	204
	$ 4,760	$ 4,673	$ 87	$ 204	$ 291
Equity securities:					
Three months or less	$ 9,525	$ 8,778	$ 747	$ 1,971	$ 2,718
Over three months to six months	828	795	33	181	214
Over six months to nine months	-	-	-	28	28
Over nine months to twelve months	-	-	-	-	-
Over twelve months	-	-	-	-	-
	$ 10,353	$ 9,573	$ 780	$ 2,180	$ 2,960

LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

The following table reflects the Company's contractual obligations as of December 31, 2010. Included in the table are the estimated payments that the Company expects to make in the settlement of its loss reserves and with respect to its long-term debt. One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2021. All of these lease costs are included as expenses under the pooling agreement. Included in the following table is the Company's current 30.0 percent aggregate participation percentage of all operating lease obligations of the parties to the pooling agreement.

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Contractual obligations	($ in thousands)				
Loss and settlement expense reserves (1)	$ 556,141	$ 218,556	$ 204,080	$ 81,190	$ 52,315
Long-term debt (2)	25,000	-	-	-	25,000
Interest expense on long-term debt (3)	9,000	900	1,800	1,800	4,500
Real estate operating leases	9,326	1,233	2,553	2,249	3,291
Total	$ 599,467	$ 220,689	$ 208,433	$ 85,239	$ 85,106

(1) The amounts presented are estimates of the dollar amounts and time period in which the Company expects to pay out its gross loss and settlement expense reserves. These amounts are based on historical payment patterns and do not represent actual contractual obligations. The actual payment amounts and the related timing of those payments could differ significantly from these estimates.

(2) Long-term debt reflects the surplus notes issued by the Company's property and casualty insurance subsidiaries to Employer Mutual, which have no maturity date. Excluded from long-term debt are pension and other postretirement benefit obligations.

(3) Interest expense on long-term debt reflects the interest expense on the surplus notes issued by the Company's property and casualty insurance subsidiaries to Employers Mutual. The interest rate on the surplus notes is subject to change every five years, with the next review scheduled for 2013. Interest payments on the surplus notes are subject to prior approval by the issuing company's state of domicile regulatory authority. The balance shown under the heading "More than 5 years" represents estimated interest expense for years six through ten. Since the surplus notes have no maturity date and the interest rate is subject to change every five years, interest expense could be greater than the amounts shown.

The participants in the pooling agreement are subject to guaranty fund assessments by states in which they write business. Guaranty fund assessments are used by states to pay policyholder liabilities of insolvent insurers domiciled in those states. Many states allow assessments to be recovered through premium tax offsets. Estimated guaranty fund assessments of $1,269,000 and $1,236,000 have been accrued as of December 31, 2010 and 2009, respectively. Premium tax offsets of $758,000 and $692,000, which are related to prior guarantee fund payments and current assessments, have been accrued as of December 31, 2010 and 2009, respectively. The guaranty fund assessments are expected to be paid over the next two years and the premium tax offsets are expected to be realized within ten years of the payments. The participants in the pooling agreement are also subject to second-injury fund assessments, which are designed to encourage employers to employ workers with pre-existing disabilities. Estimated second-injury fund assessments of $1,613,000 and $1,709,000 have been accrued as of December 31, 2010 and 2009, respectively. The second-injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of case loss reserves eliminated by the purchase of these annuities was $1,615,000 at December 31, 2010. The Company has a contingent liability of $1,615,000 at December 31, 2010 should the issuers of these annuities fail to perform. The probability of a material loss due to failure of performance by the issuers of these annuities is considered remote. The Company's share of the amount due from any one life insurance company does not equal or exceed one percent of its subsidiaries' aggregate policyholders' surplus.

MARKET RISK

The main objectives in managing the Company's investment portfolios are to maximize after-tax investment return while minimizing credit risk, in order to provide maximum support for the underwriting operations. Investment strategies are developed based upon many factors including underwriting results, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals and are supervised by the investment committees of the respective boards of directors for each of the Company's subsidiaries.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments, and is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The market risks of the financial instruments of the Company relate to the investment portfolio, which exposes the Company to interest rate (inclusive of credit spreads) and equity price risk and, to a lesser extent, credit quality and prepayment risk. Monitoring systems and analytical tools are in place to assess each of these elements of market risk; however, there can be no assurance that future changes in interest rates, creditworthiness of issuers, prepayment activity, liquidity available in the market and other general market conditions will not have a material adverse impact on the Company's results of operations, liquidity or financial position.

Interest rate risk (inclusive of credit spreads) includes the price sensitivity of a fixed maturity security to changes in interest rates, and the affect on the Company's future earnings from short-term investments and maturing long-term investments given a change in interest rates. The following table illustrates the sensitivity of the Company's portfolio of fixed maturity securities available-for-sale to hypothetical changes in market rates and prices.

($ in thousands)	Estimated fair value at December 31, 2010	Hypothetical change in interest rate (bp=basis points)	Estimated fair value after hypothetical change in interest rate	Hypothetical percentage increase (decrease) in Stockholders' Equity
Fixed maturity securities:				
U.S. treasury	$ 4,802	200 bp decrease	$ 5,167	0.06 %
		100 bp decrease	4,977	0.03
		100 bp increase	4,640	(0.03)
		200 bp increase	4,490	(0.06)
U.S. government-sponsored agencies	$ 168,073	200 bp decrease	$ 174,940	1.21 %
		100 bp decrease	169,450	0.24
		100 bp increase	159,830	(1.45)
		200 bp increase	155,599	(2.20)
Obligations of states and political subdivisions	$ 390,932	200 bp decrease	$ 435,803	7.91 %
		100 bp decrease	408,604	3.12
		100 bp increase	362,849	(4.95)
		200 bp increase	343,449	(8.37)
Commercial mortgage-backed	$ 93,222	200 bp decrease	$ 98,843	0.99 %
		100 bp decrease	95,966	0.48
		100 bp increase	90,610	(0.46)
		200 bp increase	88,115	(0.90)
Residential mortgage-backed	$ 34,286	200 bp decrease	$ 37,307	0.53 %
		100 bp decrease	35,780	0.26
		100 bp increase	33,102	(0.21)
		200 bp increase	31,922	(0.42)
Other asset-backed	$ 13,101	200 bp decrease	$ 14,493	0.25 %
		100 bp decrease	13,758	0.12
		100 bp increase	12,456	(0.11)
		200 bp increase	11,878	(0.22)
Corporate	$ 237,121	200 bp decrease	$ 258,575	3.78 %
		100 bp decrease	247,286	1.79
		100 bp increase	227,024	(1.78)
		200 bp increase	217,938	(3.38)
Total fixed maturity securities	$ 941,537	200 bp decrease	$ 1,025,128	14.73 %
		100 bp decrease	975,821	6.04
		100 bp increase	890,511	(8.99)
		200 bp increase	853,391	(15.55)

The Company monitors interest rate risk through an analysis of interest rate simulations, and adjusts the average duration of its fixed maturity portfolio by investing in either longer or shorter term instruments given the results of interest rate simulations and judgments of cash flow needs. The effective duration of the Company's fixed maturity portfolio at December 31, 2010 was 5.75 years.

The valuation of the Company's marketable equity portfolio is subject to equity price risk. In general, equities have more year-to-year price variability than bonds. However, returns from equity securities have been consistently higher over longer time frames. The Company invests in a diversified portfolio of readily marketable equity securities. A hypothetical 10 percent decrease in the S&P 500 index as of December 31, 2010 would result in a corresponding pre-tax decrease in the fair value of the Company's equity portfolio of approximately $9,281,000.

Fixed maturity securities held by the Company generally have an investment quality rating of "A" or better by independent rating agencies. The following table shows the composition of the Company's fixed maturity securities, by rating, as of December 31, 2010.

	Securities held-to-maturity (at amortized cost)		Securities available-for-sale (at fair value)	
($ in thousands)	Amount	Percent	Amount	Percent
Rating:				
AAA	$ 341	100.0 %	$ 332,321	35.3 %
AA	-	-	356,626	37.9
A	-	-	211,004	22.4
BAA	-	-	29,538	3.1
BA	-	-	2,064	0.2
B	-	-	4,107	0.5
CAA	-	-	5,877	0.6
Total fixed maturities	$ 341	100.0 %	$ 941,537	100.0 %

As of December 31, 2010, the Company held approximately $189,284,000 of municipal securities that are guaranteed by financial guaranty insurers, which represents approximately 20.1 percent of the Company's total fixed maturity portfolio. Municipal security insurance guarantees the payment of principal and interest if the issuer defaults; however, most of these insurers are no longer considered financially viable due to their exposure to subprime mortgage losses. The portion of the guaranteed municipal securities that are still considered to be insured by a financially viable insurer is estimated at $76,409,000. Credit ratings of guaranteed municipal securities can be based on the credit rating of either the issuer or the insurer, though presently most ratings are based on that of the issuer. The Company makes its investment decisions based on the creditworthiness of the issuing entities, not the guarantor (with the exception of the Texas Permanent School Fund and Federal Housing Agencies), and its guaranteed municipal securities have an average rating of "AA". Approximately $50,312,000 of the Company's guaranteed municipal securities have been pre-refunded, which means that funds have been set aside in escrow to satisfy the future interest and principal obligations of the securities. A summary of the financial guaranty insurers backing the Company's insurance enhanced municipal securities, including the pre-refunded bonds that are escrowed, is as follows.

($ in thousands)	Total	Pre-refunded securities	Exposure net of pre-refunded securities
Ambac Financial Group, Inc.	$ 36,092	$ 11,350	$ 24,742
Assured Guaranty Corp. (FSA)	29,895	5,347	24,548
Financial Guaranty Ins. Co.	8,561	3,972	4,589
Financial Guaranty Ins. Co. Reinsured (FGRMB)	18,877	-	18,877
MBIA Inc.	48,331	13,064	35,267
PSF - Texas Permanent School Fund	37,248	13,587	23,661
Other	10,280	2,992	7,288
Total Guaranteed	$ 189,284	$ 50,312	$ 138,972

The following table shows the total fair value of the Company's municipal securities by rating, both with and without insurance enhancement.

($ in thousands)	With insurance enhancements	Without insurance enhancements
Rating:		
AAA	$ 49,635	$ 12,471
AA	112,302	136,196
A	24,962	36,055
BAA	2,385	2,385
No rating	-	2,177
Total	$ 189,284	$ 189,284

The Company has no insurance enhanced asset-backed securities. As of December 31, 2010, the Company had no direct investment in the entities that provided financial guarantees to any security held by the Company, with the exception of Federal Home Loan Mortgage Corporation (FHLMC) and Federal National Mortgage Association (FNMA).

Ratings for preferred stocks and fixed maturity securities with initial maturities greater than one year are assigned by nationally recognized statistical rating organizations (referred to generically as NRSROs, which includes such organizations as Moody's Investor's Services, Inc., Standard and Poor, etc.). The NRSROs' rating processes seek to evaluate the quality of a security by examining the factors that affect returns to investors. NRSROs' ratings are based on quantitative and qualitative factors, as well as the economic, social and political environment in which the issuing entity operates. The quantitative factors include debt coverage, sales and income growth, cash flows and liquidity ratios. Qualitative factors include management quality, access to capital markets and the quality of earnings and balance sheet items. Ratings for securities with initial maturities less than one year are based on ratings of NRSROs, or the credit rating of the issuer's parent company. For further discussion of credit risk and related topics (i.e., impairment losses on equity securities, residential mortgage-backed securities, unrealized losses in the investment portfolios, and non-investment grade securities held by the Company) see the section entitled "Investment Impairments and Considerations" within this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Prepayment risk refers to changes in prepayment patterns that can shorten or lengthen the expected timing of principal repayments and thus the average life and the effective yield of a security. Such risk exists primarily within the portfolio of mortgage-backed securities. Prepayment risk is monitored regularly through the analysis of interest rate simulations. At December 31, 2010, the effective duration of the mortgage-backed securities is 3.3 years with an average life of 3.8 years and a yield to maturity of 4.1 percent. At December 31, 2009, the effective duration of the mortgage-backed securities was 3.9 years, with an average life of 4.0 years and a yield to maturity of 6.2 percent.

IMPACT OF INFLATION

Inflation has a widespread effect on the Company's results of operations, primarily through increased losses and settlement expenses. The Company considers inflation, including social inflation that reflects an increasingly litigious society and increasing jury awards, when setting loss and settlement expense reserve amounts. Premiums are also affected by inflation, although they are often restricted or delayed by competition and the regulatory rate-setting environment.

NEW ACCOUNTING PRONOUNCEMENTS

In October 2010, the FASB updated its guidance related to Insurance Topic 944 of the ASC to clarify which costs associated with the acquisition of insurance contracts should be capitalized and deferred for recognition during the coverage period. This guidance specifies that only incremental costs or costs directly related to the successful acquisition of new or renewal insurance contracts are to be capitalized as a deferred acquisition cost. Currently, industry practice is such that deferred costs typically also include costs related to unsuccessful insurance contract acquisitions. This guidance is effective for annual reporting periods (and interim reporting periods of those annual reporting periods) beginning on or after December 15, 2011, and may be adopted prospectively or retrospectively. Adoption of this guidance will have an impact on the consolidated financial position and operating results of the Company since certain costs associated with contract acquisition that are currently deferred will not likely meet the criteria for deferral under the new guidance. The Company has not yet established an estimate of the impact this statement will have on its financial statements.

In July 2010, the FASB updated its guidance related to Receivables Topic 310 of the ASC to require additional disclosures regarding credit risk exposures and the allowance for credit losses, as well as a description of the accounting policies and methodology used to estimate the liability for off-balance-sheet credit risk exposures and related charges. The additional disclosures required at the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, and the additional disclosures required about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. Adoption of this guidance resulted in some additional disclosures at year-end 2010, but had no effect on the consolidated financial position or operating results of the Company.

In January 2010, the FASB updated its guidance related to the Fair Value Measurements and Disclosures Topic 820 of the ASC to require additional disclosures regarding transfers in and out of fair value measurement Levels 1 and 2, the display of Level 3 activity on a gross basis (rather than net), fair value measurement disclosures for each class of assets and liabilities (rather than by line item within the statement of financial position), and additional disclosures about inputs and valuation techniques. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for fiscal years (and interim periods of those fiscal years) beginning after December 15, 2010. Adoption of this guidance had no effect on the consolidated financial position or operating results of the Company.

In May 2009, the FASB updated its guidance related to the Subsequent Events Topic 855 of the ASC (issued as Statement of Financial Accounting Standards (SFAS) No. 165, "Subsequent Events"), which sets forth the period after the balance sheet date during which management shall evaluate events or transactions for potential recognition or disclosure, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date, and disclosures to make about events or transactions that occur after the balance sheet date. This guidance was effective for interim and annual reporting periods ending after June 15, 2009. In February 2010, the FASB updated its guidance related to the Subsequent Events Topic 855 to remove the requirement to disclose the date through which subsequent events were evaluated for Securities and Exchange Commission filers. This updated guidance was effective immediately. Adoption of this updated guidance had no effect on the consolidated financial position or operating results of the Company.

Management's Report on Internal Control Over Financial Reporting

The management of EMC Insurance Group Inc. and Subsidiaries is responsible for the preparation, integrity and objectivity of the accompanying Consolidated Financial Statements, as well as all other financial information in this report. The Consolidated Financial Statements and the accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles and include amounts that are based on management's estimates and judgments where necessary.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, including safeguarding of assets and reliability of financial records. The Company's internal control over financial reporting, designed by or under the supervision of management, includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. This control structure is further reinforced by a program of internal audits, including audits of the Company's decentralized branch locations, which requires responsive management action.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, adequate internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting based on criteria established in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2010, the Company maintained effective internal control over financial reporting.

The Audit Committee of the Board of Directors is comprised of three outside directors who are independent of the Company's management. The Audit Committee is responsible for the selection of the independent registered public accounting firm. It meets periodically with management, the independent registered public accounting firm, and the internal auditors to ensure that they are carrying out their responsibilities. In addition to reviewing the Company's financial reports, the Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company. The independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

The Company's financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of the stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate. Their reports with respect to the fairness of presentation of the Company's financial statements and the effectiveness of the Company's internal control over financial reporting appear elsewhere in this annual report.



Bruce G. Kelley
President and Chief Executive Officer



Mark E. Reese
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited EMC Insurance Group Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The management of EMC Insurance Group Inc. and Subsidiaries' (the Company) is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EMC Insurance Group Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 of EMC Insurance Group Inc. and Subsidiaries and our report dated March 10, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Des Moines, Iowa
March 10, 2011

Report of Independent Registered Public Accounting Firm
On Consolidated Financial Statements

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited the accompanying consolidated balance sheets of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMC Insurance Group Inc. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in response to new accounting standards, the Company changed its methods of accounting for other-than-temporary impairments effective April 1, 2009 and for the accounting for its pension and other post-retirement benefits effective January 1, 2008.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), EMC Insurance Group Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Des Moines, Iowa
March 10, 2011

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS		
Investments:		
Fixed maturities:		
Securities held-to-maturity, at amortized cost (fair value $389,679 and $460,877)	**$ 340,803**	$ 410,005
Securities available-for-sale, at fair value (amortized cost $909,582,782 and $858,129,177)	**941,537,026**	884,688,114
Fixed maturity securities on loan:		
Securities available-for-sale, at fair value (amortized cost $0 and $14,065,597)	**-**	14,492,872
Equity securities available-for-sale, at fair value (cost $75,721,039 and $73,114,920)	**101,138,982**	90,189,979
Other long-term investments, at cost	**29,827**	47,083
Short-term investments, at cost	**36,616,111**	55,390,096
Total investments	**1,079,662,749**	1,045,218,149
Cash	**491,994**	278,534
Reinsurance receivables due from affiliate	**30,256,586**	30,544,558
Prepaid reinsurance premiums due from affiliate	**9,530,426**	5,112,386
Deferred policy acquisition costs (all affiliated)	**37,584,448**	36,650,628
Prepaid pension benefits due from affiliate	**5,125,701**	-
Accrued investment income	**10,925,854**	11,082,132
Accounts receivable	**1,716,150**	1,611,740
Income taxes recoverable	**2,350,864**	-
Deferred income taxes	**6,690,218**	15,044,357
Goodwill	**941,586**	941,586
Securities lending collateral	**-**	14,941,880
Other assets (affiliated $2,433,445 and $2,058,189)	**2,517,922**	4,361,843
Total assets	**$ 1,187,794,498**	$ 1,165,787,793

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
LIABILITIES		
Losses and settlement expenses (affiliated $553,125,183 and $553,787,770)	$ **556,140,956**	$ 556,151,577
Unearned premiums due to affiliate	**167,896,119**	159,486,096
Other policyholders' funds due to affiliate	**8,315,751**	7,918,665
Surplus notes payable to affiliate	**25,000,000**	25,000,000
Amounts due affiliate to settle quarterly transaction balances	**18,380,813**	13,488,724
Pension and postretirement benefits payable to affiliate	**20,418,716**	18,176,720
Income taxes payable	**-**	5,488,760
Securities lending obligation	**-**	14,941,880
Other liabilities (affiliated $22,861,092 and $20,335,197)	**23,001,141**	22,717,686
Total liabilities	**819,153,496**	823,370,108
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 20,000,000 shares; issued and outstanding, 12,927,678 shares in 2010 and 13,114,481 shares in 2009	**12,927,678**	13,114,481
Additional paid-in capital	**88,937,294**	92,804,282
Accumulated other comprehensive income (loss):		
Net unrealized losses on fixed maturity securities with "other-than-temporary" impairments	**(69,852)**	(104,847)
Other net unrealized gains	**37,361,774**	28,744,673
Pension and postretirement benefits payable to affiliate	**(12,796,435)**	(12,587,484)
Total accumulated other comprehensive income	**24,495,487**	16,052,342
Retained earnings	**242,280,543**	220,446,580
Total stockholders' equity	**368,641,002**	342,417,685
Total liabilities and stockholders' equity	$ **1,187,794,498**	$ 1,165,787,793

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
	2010	2009	2008
REVENUES			
Premiums earned (affiliated $384,335,196, $380,315,958 and $389,317,798)	$ **389,122,150**	$ 384,010,901	$ 389,317,798
Investment income, net	**49,489,215**	47,759,306	48,403,373
Net realized investment gains, excluding impairment losses on available-for-sale securities	**6,253,079**	28,030,648	6,465,320
Total "other-than-temporary" impairment losses on available-for-sale securities	**(2,263,737)**	(10,269,680)	(30,920,859)
Portion of impairment losses on fixed maturity available-for-sale securities recognized in other comprehensive income (before taxes)	**(120,539)**	161,303	-
Net impairment losses on available-for-sale securities	**(2,384,276)**	(10,108,377)	(30,920,859)
Net realized investment gains (losses)	**3,868,803**	17,922,271	(24,455,539)
Other income (all affiliated)	**783,346**	755,178	626,499
	443,263,514	450,447,656	413,892,131
LOSSES AND EXPENSES			
Losses and settlement expenses (affiliated $252,186,372, $246,218,424 and $294,265,293)	**254,640,519**	248,749,459	294,265,293
Dividends to policyholders (all affiliated)	**8,013,843**	9,090,655	5,822,521
Amortization of deferred policy acquisition costs (affiliated $90,795,728, $87,087,782 and $87,863,949)	**92,098,219**	87,992,749	87,863,949
Other underwriting expenses (affiliated $43,516,199, $39,016,979 and $33,698,721)	**43,424,439**	39,016,979	33,698,721
Interest expense (all affiliated)	**900,000**	900,000	889,375
Other expense (affiliated $1,822,758, $2,200,795 and $1,642,326)	**1,741,270**	2,172,997	1,642,326
	400,818,290	387,922,839	424,182,185
Income (loss) before income tax expense (benefit)	**42,445,224**	62,524,817	(10,290,054)
INCOME TAX EXPENSE (BENEFIT)			
Current	**7,291,068**	15,716,019	(8,048,404)
Deferred	**3,807,833**	1,438,184	(536,277)
	11,098,901	17,154,203	(8,584,681)
Net income (loss)	$ **31,346,323**	$ 45,370,614	$ (1,705,373)
Net income (loss) per common share -basic and diluted	$ **2.40**	$ 3.44	$ (0.13)
Average number of common shares outstanding -basic and diluted	**13,038,263**	13,207,105	13,534,147

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,		
	2010	2009	2008
Net income (loss)	**$ 31,346,323**	$ 45,370,614	$ (1,705,373)
OTHER COMPREHENSIVE INCOME (LOSS)			
Change in unrealized holding gains (losses) on investment securities, net of deferred income tax expense (benefit) of $6,036,247, $19,726,915 and ($28,007,475)	**11,210,173**	36,635,698	(52,013,882)
Reclassification adjustment for realized investment (gains) losses included in net income (loss), net of income tax (expense) benefit of ($1,396,270), ($5,976,170) and $8,559,439	**(2,593,072)**	(11,098,601)	15,896,100
Change in unrealized holding gains (losses) on fixed maturity securities with "other-than-temporary" impairment, net of deferred income tax expense (benefit) of ($23,345), $586,669 and $0	**(43,356)**	1,089,528	-
Reclassification adjustment for realized investment (gains) losses from fixed maturity securities with "other-than-temporary" impairment included in net income (loss), net of income tax (expense) benefit of $42,188, ($296,625) and $0	**78,351**	(550,875)	-
Adjustment associated with affiliate's pension and postretirement benefit plans, net of deferred income tax expense (benefit) of ($112,514), $296,262 and ($9,007,478):			
Net actuarial gain (loss)	**65,206**	839,077	(16,400,635)
Prior service credit	**(274,157)**	(288,873)	(327,542)
	(208,951)	550,204	(16,728,177)
Other comprehensive income (loss)	**8,443,145**	26,625,954	(52,845,959)
Total comprehensive income (loss)	**$ 39,789,468**	$ 71,996,568	$ (54,551,332)

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year ended December 31,		
	2010	2009	2008
COMMON STOCK			
Beginning of year	**$ 13,114,481**	$ 13,267,668	$ 13,777,880
Issuance of common stock through affiliate's stock option plans	**57,597**	17,383	55,351
Repurchase of common stock	**(244,400)**	(170,570)	(565,563)
End of year	**12,927,678**	13,114,481	13,267,668
ADDITIONAL PAID-IN CAPITAL			
Beginning of year	**92,804,282**	95,639,349	108,030,228
Issuance of common stock through affiliate's stock option plans	**1,048,008**	301,489	1,073,485
Increase resulting from stock-based compensation expense associated with affiliate's stock option plans allocated to the Company	**137,141**	282,528	232,318
Repurchase of common stock	**(5,052,137)**	(3,419,084)	(13,696,682)
End of year	**88,937,294**	92,804,282	95,639,349
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Beginning of year	**16,052,342**	(9,930,112)	42,961,904
Cumulative effect adjustment resulting from adoption of ASC Topic 310 impairment loss provision, net of deferred income taxes	**-**	(643,500)	-
Change in unrealized gains (losses) on investment securities, net of deferred income taxes	**8,617,101**	25,537,097	(36,117,782)
Change in unrealized gains on fixed maturity securities with "other-than-temporary" impairment, net of deferred income taxes	**34,995**	538,653	-
Adjustments associated with affiliate's pension and postretirement benefit plans, net of deferred income taxes:			
Change in funded status	**(208,951)**	550,204	(16,728,177)
Adoption of ASC Topic 715 measurement date provision, net of deferred income taxes	**-**	-	(46,057)
End of year	**24,495,487**	16,052,342	(9,930,112)
RETAINED EARNINGS			
Beginning of year	**220,446,580**	183,939,453	195,581,980
Adjustment resulting from adoption of ASC Topic 715 measurement date provision, net of deferred income taxes	**-**	-	(205,751)
Net income (loss)	**31,346,323**	45,370,614	(1,705,373)
Dividends paid to public stockholders ($.73, $.72, $.72 per share in 2010, 2009 and 2008)	**(3,783,428)**	(3,856,533)	(4,080,949)
Dividends paid to affiliate ($.73, $.72, $.72 per share in 2010, 2009 and 2008)	**(5,728,932)**	(5,650,454)	(5,650,454)
Cumulative effect adjustment resulting from adoption of ASC Topic 310 impairment loss provision, net of deferred income taxes	**-**	643,500	-
End of year	**242,280,543**	220,446,580	183,939,453
Total stockholders' equity	**$ 368,641,002**	$ 342,417,685	$ 282,916,358

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$ 31,346,323**	$ 45,370,614	$ (1,705,373)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Losses and settlement expenses (affiliated ($662,587), ($19,244,083) and $21,429,847)	**(10,621)**	(16,880,276)	21,429,847
Unearned premiums (affiliated $8,410,023, $5,039,891 and ($3,710,478))	**8,410,023**	5,039,891	(3,710,478)
Other policyholders' funds due to affiliate	**397,086**	1,499,795	(1,854,317)
Amounts due affiliate to settle quarterly transaction balances	**4,892,089**	(7,178,472)	14,748,800
Pension and postretirement benefits payable to affiliate	**(3,205,170)**	(307,821)	(5,899,941)
Reinsurance receivables due from affiliate	**287,972**	5,810,489	(3,082,642)
Prepaid reinsurance premiums due from affiliate	**(4,418,040)**	(955,331)	308,781
Commission payable (affiliated $4,923,984, ($179,246) and ($2,391,417))	**4,927,212**	(179,246)	(2,391,417)
Interest payable to affiliate	**-**	10,625	116,875
Deferred policy acquisition costs (affiliated ($933,820), ($2,021,199) and $58,375)	**(933,820)**	(2,021,199)	58,375
Stock-based compensation payable to affiliate	**136,599**	282,528	232,318
Accrued investment income	**156,278**	1,025,997	(820,124)
Accrued income tax:			
Current	**(7,839,082)**	17,348,299	(8,232,206)
Deferred	**3,807,833**	1,438,184	(536,277)
Realized investment (gains) losses	**(3,868,803)**	(17,922,271)	24,455,539
Accounts receivable	**(104,410)**	(1,588,699)	58,100
Amortization of premium/discount on fixed maturity securities	**(871,394)**	(759,488)	422,783
Other, net (affiliated ($2,773,887), $4,082,250 and ($2,914,152))	**(2,788,540)**	4,082,250	(2,914,152)
	(1,024,788)	(11,254,745)	32,389,864
Net cash provided by operating activities	**$ 30,321,535**	$ 34,115,869	$ 30,684,491

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	Year ended December 31,		
	2010	2009	2008
CASH FLOWS FROM INVESTING ACTIVITIES			
Maturities of fixed maturity securities held-to-maturity	**$ 69,672**	$ 125,104	$ 102,708
Purchases of fixed maturity securities available-for-sale	**(211,632,995)**	(394,329,176)	(334,445,914)
Disposals of fixed maturity securities available-for-sale	**176,138,289**	353,055,272	329,392,042
Purchases of equity securities available-for-sale	**(35,975,193)**	(58,392,638)	(49,809,546)
Disposals of equity securities available-for-sale	**36,203,661**	79,296,458	47,903,365
Disposals of other long-term investments	**17,256**	19,891	35,014
Net (purchases) disposals of short-term investments	**18,773,985**	(1,017,015)	(1,077,773)
Net cash used in investing activities	**(16,405,325)**	(21,242,104)	(7,900,104)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common stock through affiliate's stock option plans	**1,105,605**	318,872	1,128,836
Excess tax benefit associated with affiliate's stock option plans	**542**	-	-
Repurchase of common stock	**(5,296,537)**	(3,589,654)	(14,262,245)
Dividends paid to stockholders (affiliated ($5,728,932), ($5,650,454) and ($5,650,454))	**(9,512,360)**	(9,506,987)	(9,731,403)
Net cash used in financing activities	**(13,702,750)**	(12,777,769)	(22,864,812)
NET INCREASE (DECREASE) IN CASH	**213,460**	95,996	(80,425)
Cash at the beginning of the year	**278,534**	182,538	262,963
Cash at the end of the year	**$ 491,994**	$ 278,534	$ 182,538
Income taxes paid (recovered)	**$ 15,130,150**	$ (1,632,280)	$ 172,823
Interest paid to affiliate	**$ 900,000**	$ 889,375	$ 782,402

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

EMC Insurance Group Inc., a 61 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Both commercial and personal lines of insurance are written, with a focus on medium-sized commercial accounts. Approximately 38 percent of the premiums written are in Iowa and contiguous states. The term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries.

The Company's subsidiaries include EMCASCO Insurance Company, Illinois EMCASCO Insurance Company, Dakota Fire Insurance Company, EMC Reinsurance Company and EMC Underwriters, LLC.

The consolidated financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company has evaluated all subsequent events through the date the financial statements were issued.

Property and Casualty Insurance and Reinsurance Operations

Property and casualty insurance premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the daily pro rata method. Both domestic and foreign assumed reinsurance premiums are recognized as revenues ratably over the terms of the contract period. Amounts paid as ceded reinsurance premiums are reported as prepaid reinsurance premiums and are amortized over the remaining contract period in proportion to the amount of reinsurance protection provided. Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Acquisition costs consisting of commissions, premium taxes and other underwriting expenses that vary with and are directly related to the production of business have been deferred and are being amortized as premium revenue is recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

Certain commercial lines of business, including workers' compensation, are eligible for policyholder dividends in accordance with provisions of the underlying insurance policies. Net premiums written subject to policyholder dividends represented approximately 55 percent of the Company's total net premiums written in 2010. Policyholder dividends are accrued over the terms of the underlying policy periods.

Liabilities for losses are based upon case-basis estimates of reported losses supplemented with bulk case loss reserves, estimates of unreported losses based upon prior experience adjusted for current trends, and estimates of losses expected to be paid under assumed reinsurance contracts. Liabilities for settlement expenses are provided by estimating expenses expected to be incurred in settling the claims provided for in the loss reserves. Changes in estimates are reflected in current operating results (see note 4).

Ceded reinsurance amounts with nonaffiliated reinsurers relating to reinsurance receivables for paid and unpaid losses and settlement expenses and prepaid reinsurance premiums are reported on the balance sheet on a gross basis. Amounts ceded to Employers Mutual relating to the affiliated reinsurance pooling agreement (see note 2) have not been grossed up because the contracts provide that receivables and payables may be offset upon settlement.

Based on current information, the liabilities for losses and settlement expenses are considered to be adequate. Since the provisions are necessarily based on estimates, the ultimate liability may be more or less than such provisions.

Investments

Securities classified as held-to-maturity are purchased with the intent and ability to be held to maturity and are carried at amortized cost. Unrealized holding gains and losses on securities held-to-maturity are not reflected in the financial statements. All other securities have been classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as a component of accumulated other comprehensive income (loss) in stockholders' equity, net of deferred income taxes. Other long-term investments represent minor ownership interests in limited partnerships and limited liability companies and are carried at cost. Short-term investments represent money market funds, U.S. Treasury bills and commercial paper that are carried at cost, which approximates fair value.

The Company uses independent pricing sources to obtain the estimated fair value of securities. The fair value is based on quoted market prices, where available. In cases where quoted market prices are not available, the fair value is based on a variety of valuation techniques depending on the type of investment. The fair values obtained from independent pricing sources are reviewed for reasonableness and any discrepancies are investigated for final valuation (see note 8).

Premiums and discounts on fixed maturity securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Gains and losses realized on the disposition of investments are included in net income. The cost of investments sold is determined on the specific identification method using the highest cost basis first. Included in investments at December 31, 2010 and 2009 are securities on deposit with various regulatory authorities as required by law amounting to $11,924,832 and $11,725,251, respectively.

The Company regularly monitors its investments that have a fair value that is less than the carrying value for indications of "other-than-temporary" impairment. Several factors are used to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to (1) the security's value and performance in the context of the overall markets, (2) length of time and extent the security's fair value has been below carrying value, (3) key corporate events, and (4) for equity securities, the ability and intent to hold the security until recovery to its cost basis. Prior to April 1, 2009, the Company's ability and intent to hold fixed maturity securities in an unrealized loss position until recovery was also considered in the determination of "other-than-temporary" impairments for those securities.

In April 2009, the Financial Accounting Standards Board (FASB) updated its guidance related to the Investments - Debt and Equity Securities Topic 310 of the FASB Accounting Standards Codification™ (Codification or ASC). This pronouncement established guidance for evaluating "other-than-temporary" impairments for fixed maturity securities, and required changes to the financial statement presentation and disclosure of fixed maturity and equity security "other-than-temporary" impairments. Included is a requirement that the evaluation of an impaired fixed maturity security include an assessment of whether the entity has the intent to sell the security and if it is more likely than not to be required to sell the security before recovery of its amortized cost basis. In addition, if the present value of cash flows expected to be collected is less than the amortized cost of the security, a credit loss is deemed to exist and the security is considered "other-than-temporarily" impaired. The portion of the impairment related to a credit loss is recognized through earnings and the portion of the impairment related to other factors is recognized through "other comprehensive income". This pronouncement was effective for interim and annual reporting periods ending after June 15, 2009. A cumulative effect adjustment from retained earnings to "accumulated other comprehensive income" was required for the non-credit component of previous "other-than-temporary" impairment losses recognized on fixed maturity securities still owned as of the date of adoption. Adoption resulted in a cumulative effect adjustment to increase retained earnings and decrease "accumulated other comprehensive income" by $643,500, net of tax. Adoption also resulted in additional disclosures for fixed maturity and equity securities.

When an equity security is deemed "other-than-temporarily" impaired, the carrying value is reduced to fair value and a realized loss is recognized and charged to income.

The Company previously participated in a securities lending program administered by Mellon Bank, N.A. whereby certain fixed maturity securities from the investment portfolio were loaned to other institutions for short periods of time. The Company received a fee for each security loaned out under this program and required initial collateral equal to 102 percent of the fair value of the loaned securities. The securities on loan to others were segregated from the other invested assets on the Company's balance sheet. In accordance with relevant accounting literature, the collateral held by the Company was accounted for as a secured borrowing and was recorded as an asset on the Company's balance sheet, with a corresponding liability reflecting the Company's obligation to return this collateral upon the return of the loaned securities. During the fourth quarter of 2009, management decided to discontinue its participation in the securities lending program and as a result, began to unwind the program. The Company terminated its participation in the securities lending program as of December 31, 2010.

Income Taxes

The Company files a consolidated Federal income tax return with its subsidiaries. Consolidated income taxes/benefits are allocated among the entities based upon separate tax liabilities.

Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and the reported amounts of those assets and liabilities for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense provisions increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established to reduce deferred tax assets to their net realizable value if it is "more likely than not" that a tax benefit will not be realized.

An assessment of the Company's current tax positions indicated no uncertainties that would warrant different recognition and valuation from that applied in the Company's tax returns.

Stock-Based Compensation

The Company has no stock-based compensation plans of its own; however, Employers Mutual has several stock plans that utilize the common stock of the Company. The Company receives the current fair value for all shares issued under these plans. Employers Mutual also has a stock appreciation rights (SAR) agreement in effect with an executive officer of the Company. The SAR agreement is based upon the market price of the Company's common stock and is considered to be a liability-classified award because it will be settled in cash. A portion of the compensation expense recognized by Employers Mutual, as the requisite service period for granted options and SARs is rendered, is allocated to the Company's property and casualty insurance subsidiaries though their participation in the pooling agreement (see note 2). Because a portion of Employers Mutual's stock compensation expense is reflected in the Company's financial statements and issuances of the Company's stock under Employers Mutual's stock option plans have an impact on the Company's capital accounts, the disclosures required by the Compensation – Stock Compensation Topic 718 of the ASC are included in the Company's consolidated financial statements.

Employee Retirement Plans

Employers Mutual has various employee benefit plans, including two defined benefit pension plans, and two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans as determined under the terms of the pooling agreement, and the costs allocated by Employers Mutual to subsidiaries that do not participate in the pooling agreement (see note 2). Accordingly, the Company recognizes its share of the funded status of Employers Mutual's pension and postretirement benefit plans on its balance sheet, with changes in the funded status of the plans recognized through "other comprehensive income."

Effective January 1, 2008, the Company adopted the measurement date provision of the Compensation-Retirement Benefits Topic 715 of the FASB ASC. This guidance included a requirement, which was effective for fiscal years ending after December 15, 2008, to measure the plans' assets and obligations as of the end of the employer's fiscal year. This guidance provided two approaches to measure the adjustment from a previously reported non-fiscal year-end measurement date to a fiscal year-end measurement date, both of which required the adjustment be recorded to beginning retained earnings and "accumulated other comprehensive income", as applicable. The Company elected to apply the approach under which the previous November 1, 2007 measurement date was used to obtain the adjustment for the two month transition period. As a result, on January 1, 2008, the Company recorded a $205,751 decrease to retained earnings and a $46,057 decrease to "accumulated other comprehensive income" to record the net periodic cost associated with the two month transition period.

Accounts Receivable

The accounts receivable balance consists of assumed reinsurance premiums receivable (net of any commissions) on business written directly by the reinsurance subsidiary, and commission income receivable on excess and surplus lines business marketed by EMC Underwriters, LLC. These receivables are carried at their initial recognition amounts. It is the Company's policy to reflect the impairment of receivables through a valuation allowance until ultimately collected or charged-off. No valuation allowance is currently carried as no amounts are deemed impaired. No interest income, other fees, or deferred costs related to these receivables are assessed or recognized.

Employers Mutual collects from agents, policyholders and reinsureds all premiums associated with the insurance business produced by the pool participants and the assumed reinsurance business ceded to the reinsurance subsidiary. Quarterly, Employers Mutual settles with the pool participants and the reinsurance subsidiary the premiums written from these insurance policies and reinsurance contracts, providing full credit for the premiums written during the quarter (not just the collected portion). Due to this arrangement, and since a significant portion of these premium balances are collected over the course of the coverage period, Employers Mutual carries a substantial receivable balance for insurance and reinsurance premiums in process of collection. Any of these receivable amounts that are ultimately deemed to be uncollectible are charged-off by Employers Mutual and the expense is allocated to the pool members on the basis of pool participation or charged to the reinsurance subsidiary. As a result, the Company has an off-balance sheet arrangement with an unconsolidated entity that results in a credit-risk exposure (Employers Mutual's insurance and reinsurance premium receivable balances) that is not reflected in the Company's financial statements. The ten-year average annual expense for such charge-offs allocated to the Company is $312,926. Based on this historical data, this credit-risk exposure is not considered to be material to the Company's results of operations or financial position, and no loss contingency liability has been recorded.

Foreign Currency Transactions

Included in the underlying reinsurance business assumed by Employers Mutual and the reinsurance subsidiary are reinsurance transactions conducted with foreign cedants denominated in their local functional currencies. In accordance with the terms of the quota share agreement (see note 2), the reinsurance subsidiary assumes all foreign currency exchange gains/losses associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. The assets and liabilities resulting from these foreign reinsurance transactions are reported in U.S. dollars based on the foreign currency exchange rates that existed at the balance sheet dates. The foreign currency exchange rate gains/losses reported in the consolidated statements of income that resulted from these foreign reinsurance transactions are reported in U.S. dollars re-measured from the foreign currency exchange rates that existed at the inception of each reinsurance contract. The foreign currency exchange rate gains/losses resulting from these re-measurements to U.S. dollars are reported as other income/expense in the consolidated statements of income.

Net Income Per Share - Basic and Diluted

The Company's basic and diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. As previously noted, the Company receives the current fair value for all shares issued under Employers Mutual's stock plans. As a result, the Company had no potential common shares outstanding during 2010, 2009 and 2008 that would have been dilutive to the calculation of net income per share.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of acquired subsidiaries. Goodwill is not amortized, but is subject to annual impairment testing to determine if the carrying value of the goodwill exceeds the estimated fair value of net assets. If the carrying amount of the subsidiary (including goodwill) exceeds the computed fair value, an impairment loss is recognized through earnings equal to the excess amount, but not greater than the balance of the goodwill. An annual impairment test is completed in the fourth quarter of each year and goodwill was not deemed to be impaired in 2010, 2009 or 2008.

New Accounting Pronouncements

In October 2010, the FASB updated its guidance related to Insurance Topic 944 of the ASC to clarify which costs associated with the acquisition of insurance contracts should be capitalized and deferred for recognition during the coverage period. This guidance specifies that only incremental costs or costs directly related to the successful acquisition of new or renewal insurance contracts are to be capitalized as a deferred acquisition cost. Currently, industry practice is such that deferred costs typically also include costs related to unsuccessful insurance contract acquisitions. This guidance is effective for annual reporting periods (and interim reporting periods of those annual reporting periods) beginning on or after December 15, 2011, and may be adopted prospectively or retrospectively. Adoption of this guidance will have an impact on the consolidated financial position and operating results of the Company since certain costs associated with contract acquisition that are currently deferred will not likely meet the criteria for deferral under the new guidance. The Company has not yet established an estimate of the impact this statement will have on its financial statements.

In July 2010, the FASB updated its guidance related to Receivables Topic 310 of the ASC to require additional disclosures regarding credit risk exposures and the allowance for credit losses, as well as a description of the accounting policies and methodology used to estimate the liability for off-balance-sheet credit risk exposures and related charges. The additional disclosures required at the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, and the additional disclosures required about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. Adoption of this guidance resulted in some additional disclosures at year-end 2010, but had no effect on the consolidated financial position or operating results of the Company.

In January 2010, the FASB updated its guidance related to the Fair Value Measurements and Disclosures Topic 820 of the ASC to require additional disclosures regarding transfers in and out of fair value measurement Levels 1 and 2, the display of Level 3 activity on a gross basis (rather than net), fair value measurement disclosures for each class of assets and liabilities (rather than by line item within the statement of financial position), and additional disclosures about inputs and valuation techniques. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for fiscal years (and interim periods of those fiscal years) beginning after December 15, 2010. Adoption of this guidance had no effect on the consolidated financial position or operating results of the Company.

In May 2009, the FASB updated its guidance related to the Subsequent Events Topic 855 of the ASC, which sets forth the period after the balance sheet date during which management shall evaluate events or transactions for potential recognition or disclosure, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date, and disclosures to make about events or transactions that occur after the balance sheet date. This guidance was effective for interim and annual reporting periods ending after June 15, 2009. In February 2010, the FASB updated its guidance related to the Subsequent Events Topic 855 to remove the requirement to disclose the date through which subsequent events were evaluated for Securities and Exchange Commission filers. This updated guidance was effective immediately. Adoption of this updated guidance had no effect on the consolidated financial position or operating results of the Company.

2. AFFILIATION AND TRANSACTIONS WITH AFFILIATES

Property and Casualty Insurance Subsidiaries

The Company's three property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events. The aggregate participation of the Company's property and casualty insurance subsidiaries in the pooling agreement is 30 percent.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled within 45 days after the end of each quarter. The investment and income tax activities of the pool participants are not subject to the pooling agreement. The pooling agreement provides that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computational processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies.

Reinsurance Subsidiary

The Company's reinsurance subsidiary is a party to a quota share retrocessional agreement with Employers Mutual (the "quota share agreement"). Under the terms of the quota share agreement, the reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses, settlement expenses, and other underwriting and administrative expense of this business, subject to a maximum loss of $3,000,000 per event ($2,000,000 per event prior to January 1, 2010), with the cost of this protection treated as a reduction to the assumed premiums written. The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual or the other pool participants; however, the reinsurance subsidiary assumes reinsurance business from the Mutual Reinsurance Bureau (MRB) pool and this pool provides a small amount of reinsurance protection to the EMC Insurance Companies. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the EMC Insurance Companies' direct business, after ceded reinsurance protections purchased by the MRB pool are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled within 45 days after the end of each quarter. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when reinsurance coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the quota share agreement is automatically reinstated without cost. This arrangement can produce unusual underwriting results for the reinsurance subsidiary when a large event occurs because the reinstatement premium income received by the reinsurance subsidiary may approximate, or even exceed, the amount of losses retained.

Premiums assumed by the reinsurance subsidiary from Employers Mutual amounted to $79,267,865, $72,206,486 and $73,617,740 in 2010, 2009 and 2008, respectively. It is customary in the reinsurance business for the assuming company to compensate the ceding company for the acquisition expenses incurred in the generation of the business. Commissions paid by the reinsurance subsidiary to Employers Mutual amounted to $23,797,182, $14,111,273 and $15,766,979 in 2010, 2009 and 2008, respectively. The large increase in commissions during 2010 reflects a reclassification by MRB of $6,065,000 from incurred but not reported (IBNR) loss reserves to contingent commission reserves. This reclassification had no impact on net income.

Employers Mutual retains 10.5 percent of the net assumed premiums written subject to cession to the reinsurance subsidiary as compensation for the cap on losses assumed per event, which totaled $9,299,582, $8,471,152 and $8,636,718 in 2010, 2009 and 2008, respectively. Employers Mutual retained losses and settlement expenses in excess of the cap totaling $92,368 in 2010, ($7,467) in 2009 and $11,195,887 in 2008.

As a result of regulatory changes in Germany, Employers Mutual ceased being an approved reinsurer in Germany beginning January 1, 2009. To avoid the loss of this assumed reinsurance business, the Company's reinsurance subsidiary began writing this business on a direct basis (outside the quota share agreement) effective January 1, 2009. Since this business is written outside the quota share agreement, it is not subject to the cap on losses per event. Management has determined that this business has a low risk of generating losses above the cap per event and has therefore elected to not purchase stand-alone reinsurance coverage for these risks. Premium income on this business amounted to $4,786,954 in 2010 and $3,694,943 in 2009.

The reinsurance subsidiary assumes all foreign currency exchange gain/loss associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement, as well as the German business written directly. The net foreign currency exchange gain assumed by the reinsurance subsidiary was $345,978 in 2010, $29,238 in 2009 and $256,606 in 2008.

Effective January 1, 2011, the terms and coverage of the quota share reinsurance agreement were revised. Under the revised quota share reinsurance agreement, the reinsurance subsidiary will assume 100 percent of Employers Mutual's assumed reinsurance business, with certain exceptions, on a gross basis, and under a separate excess of loss reinsurance agreement, will cede to Employers Mutual all losses in excess of $3,000,000 per event. This new arrangement will allow the reinsurance subsidiary to have the $3,000,000 cap on losses per event on all assumed reinsurance business, including the reinsurance business written directly by the reinsurance subsidiary outside the quota share agreement. In addition, the cost of the $3,000,000 cap on losses assumed per event under the excess of loss reinsurance agreement decreased from 10.5 percent to 10.0 percent of assumed premiums written. This change is a result of efforts to ensure that the terms of the agreement are fair and equitable to both parties.

Services Provided by Employers Mutual

The Company does not have any employees of its own. Employers Mutual performs all operations for all of its subsidiaries and affiliate. Such services include data processing, claims, financial, actuarial, legal, auditing, marketing and underwriting. Employers Mutual allocates a portion of the cost of these services to its subsidiaries that do not participate in the pooling agreement based upon a number of criteria, including usage of the services and the number of transactions. The remaining costs are charged to the pooling agreement and each pool participant shares in the total cost in accordance with its pool participation percentage. Costs allocated to the Company by Employers Mutual for services provided to the holding company and its subsidiaries that do not participate in the pooling agreement amounted to $3,470,772, $2,597,523 and $2,643,930 in 2010, 2009 and 2008, respectively. Costs allocated to the Company through the operation of the pooling agreement amounted to $71,724,663, $72,480,519 and $63,887,041 in 2010, 2009 and 2008, respectively.

Investment expenses are based on actual expenses incurred by the Company plus an allocation of other investment expenses incurred by Employers Mutual, which is based on a weighted average of total invested assets and number of investment transactions. Investment expenses allocated to the Company by Employers Mutual amounted to $1,049,702, $1,217,193 and $1,464,337 in 2010, 2009 and 2008, respectively.

3. REINSURANCE

The parties to the pooling agreement cede insurance business to other insurers in the ordinary course of business for the purpose of limiting their maximum loss exposure through diversification of their risks. In its consolidated financial statements, the Company treats risks to the extent they are reinsured as though they were risks for which the Company is not liable. Insurance ceded by the pool participants does not relieve their primary liability as the originating insurers. Employers Mutual evaluates the financial condition of the reinsurers of the parties to the pooling agreement and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize exposure to significant losses from reinsurer insolvencies.

As of December 31, 2010, reinsurance premiums ceded to three nonaffiliated reinsurers totaled $21,833,644, which represents a significant portion of the total prepaid reinsurance premiums and reinsurance receivables for losses and settlement expenses. For two of these nonaffiliated reinsurers, the amounts reflect the property and casualty insurance subsidiaries' aggregate pool participation percentage of amounts ceded by Employers Mutual to these organizations on a mandatory basis. Credit risk associated with these amounts is minimal, as all companies participating in these organizations are responsible for the liabilities of such organizations on a pro rata basis. The third reinsurer is MRB. The total amount due from MRB for prepaid reinsurance premiums and reinsurance receivables for losses and settlement expenses primarily includes amounts ceded to it by the reinsurance subsidiary as part of a fronting arrangement initiated in 2010. Through Employers Mutual's membership in MRB, the reinsurance subsidiary assumes back an approximate one-fifth portion of these amounts through the quota share agreement (after ceded reinsurance protections purchased by the MRB pool are applied).

The effect of reinsurance on premiums written and earned, and losses and settlement expenses incurred, for the three years ended December 31, 2010 is presented below.

	Year ended December 31, 2010		
	Property and casualty insurance	Reinsurance	Total
Premiums written			
Direct	$ 261,451,268	$ -	$ 261,451,268
Assumed from nonaffiliates	1,803,365	112,255,735	114,059,100
Assumed from affiliates	332,195,425	-	332,195,425
Ceded to nonaffiliates	(23,204,501)	(28,200,915)	(51,405,416)
Ceded to affiliates	(261,451,268)	-	(261,451,268)
Net premiums written	$ 310,794,289	$ 84,054,820	$ 394,849,109
Premiums earned			
Direct	$ 249,254,444	$ -	$ 249,254,444
Assumed from nonaffiliates	1,907,337	107,458,179	109,365,516
Assumed from affiliates	326,744,028	-	326,744,028
Ceded to nonaffiliates	(23,004,707)	(23,982,687)	(46,987,394)
Ceded to affiliates	(249,254,444)	-	(249,254,444)
Net premiums earned	$ 305,646,658	$ 83,475,492	$ 389,122,150
Losses and settlement expenses incurred			
Direct	$ 177,642,699	$ -	$ 177,642,699
Assumed from nonaffiliates	1,718,591	55,989,808	57,708,399
Assumed from affiliates	210,780,608	1,166,006	211,946,614
Ceded to nonaffiliates	(4,385,038)	(10,629,456)	(15,014,494)
Ceded to affiliates	(177,642,699)	-	(177,642,699)
Net losses and settlement expenses incurred	$ 208,114,161	$ 46,526,358	$ 254,640,519

	Year ended December 31, 2009		
	Property and casualty insurance	Reinsurance	Total
Premiums written			
Direct	$ 247,722,866	$ -	$ 247,722,866
Assumed from nonaffiliates	2,251,157	78,094,405	80,345,562
Assumed from affiliates	333,862,328	-	333,862,328
Ceded to nonaffiliates	(23,298,602)	(2,192,976)	(25,491,578)
Ceded to affiliates	(247,722,866)	-	(247,722,866)
Net premiums written	$ 312,814,883	$ 75,901,429	$ 388,716,312
Premiums earned			
Direct	$ 230,497,985	$ -	$ 230,497,985
Assumed from nonaffiliates	2,364,787	77,741,189	80,105,976
Assumed from affiliates	328,927,476	-	328,927,476
Ceded to nonaffiliates	(23,213,227)	(1,809,324)	(25,022,551)
Ceded to affiliates	(230,497,985)	-	(230,497,985)
Net premiums earned	$ 308,079,036	$ 75,931,865	$ 384,010,901
Losses and settlement expenses incurred			
Direct	$ 154,142,419	$ -	$ 154,142,419
Assumed from nonaffiliates	1,523,446	51,256,602	52,780,048
Assumed from affiliates	202,616,957	673,957	203,290,914
Ceded to nonaffiliates	(5,016,118)	(2,305,385)	(7,321,503)
Ceded to affiliates	(154,142,419)	-	(154,142,419)
Net losses and settlement expenses incurred	$ 199,124,285	$ 49,625,174	$ 248,749,459

	Year ended December 31, 2008		
	Property and casualty insurance	Reinsurance	Total
Premiums written			
Direct	$ 225,800,262	$ -	$ 225,800,262
Assumed from nonaffiliates	2,363,372	74,828,903	77,192,275
Assumed from affiliates	334,003,825	-	334,003,825
Ceded to nonaffiliates	(23,379,828)	(1,211,163)	(24,590,991)
Ceded to affiliates	(225,800,262)	-	(225,800,262)
Net premiums written	$ 312,987,369	$ 73,617,740	$ 386,605,109
Premiums earned			
Direct	$ 216,190,918	$ -	$ 216,190,918
Assumed from nonaffiliates	2,518,711	74,826,573	77,345,284
Assumed from affiliates	336,767,947	-	336,767,947
Ceded to nonaffiliates	(23,688,609)	(1,106,824)	(24,795,433)
Ceded to affiliates	(216,190,918)	-	(216,190,918)
Net premiums earned	$ 315,598,049	$ 73,719,749	$ 389,317,798
Losses and settlement expenses incurred			
Direct	$ 167,303,334	$ -	$ 167,303,334
Assumed from nonaffiliates	2,119,545	62,585,778	64,705,323
Assumed from affiliates	240,123,192	756,424	240,879,616
Ceded to nonaffiliates	(9,704,486)	(1,615,160)	(11,319,646)
Ceded to affiliates	(167,303,334)	-	(167,303,334)
Net losses and settlement expenses incurred	$ 232,538,251	$ 61,727,042	$ 294,265,293

Individual lines in the above tables are defined as follows:

- "Direct" represents business produced by the property and casualty insurance subsidiaries.
- "Assumed from nonaffiliates" for the property and casualty insurance subsidiaries represents their aggregate 30 percent pool participation percentage of involuntary business assumed by the pool participants pursuant to state law. For the reinsurance subsidiary, this represents the reinsurance business assumed through the quota share agreement (including "fronting" activities which were expanded significantly during 2010, most notably with MRB) and the business assumed outside the quota share agreement.
- "Assumed from affiliates" for the property and casualty insurance subsidiaries represents their aggregate 30 percent pool participation percentage of all the pool members' direct business. Losses and settlement expenses incurred also includes claim-related services provided by Employers Mutual that is allocated to the property and casualty insurance subsidiaries and the reinsurance subsidiary.
- "Ceded to nonaffiliates" for the property and casualty insurance subsidiaries represents their aggregate 30 percent pool participation percentage of the ceded reinsurance agreements that provide protection to the pool and each of its participants. For the reinsurance subsidiary, this line includes reinsurance business that is ceded to other insurance companies in connection with "fronting" activities (expanded significantly during 2010 with new fronting arrangements, most notably with MRB).
- "Ceded to affiliates" represents the cession of the property and casualty insurance subsidiaries' direct business to Employers Mutual under the terms of the pooling agreement.

4. LIABILITY FOR LOSSES AND SETTLEMENT EXPENSES

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of the Company. Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year ended December 31,		
	2010	2009	2008
Gross reserves at beginning of year	**$ 556,151,577**	$ 573,031,853	$ 551,602,006
Re-valuation due to foreign currency exchange rates	**(166,051)**	(227,385)	(597,023)
Ceded reserves at beginning of year	**(28,170,575)**	(33,009,340)	(31,878,286)
Net reserves at beginning of year	**527,814,951**	539,795,128	519,126,697
Incurred losses and settlement expenses			
Provision for insured events of the current year	**305,389,389**	297,371,751	329,573,313
Decrease in provision for insured events of prior years	**(50,748,870)**	(48,622,292)	(35,308,020)
Total incurred losses and settlement expenses	**254,640,519**	248,749,459	294,265,293
Payments			
Losses and settlement expenses attributable to insured events of the current year	**122,330,309**	111,501,112	133,469,612
Losses and settlement expenses attributable to insured events of prior years	**132,654,482**	149,228,524	140,127,250
Total payments	**254,984,791**	260,729,636	273,596,862
Net reserves at end of year	**527,470,679**	527,814,951	539,795,128
Ceded reserves at end of year	**29,062,553**	28,170,575	33,009,340
Gross reserves at end of year, before foreign currency re-valuation	**556,533,232**	555,985,526	572,804,468
Re-valuation due to foreign currency exchange rates	**(392,276)**	166,051	227,385
Gross reserves at end of year	**$ 556,140,956**	$ 556,151,577	$ 573,031,853

There is an inherent amount of uncertainty involved in the establishment of insurance liabilities. This uncertainty is greatest in the current and more recent accident years because a smaller percentage of the expected ultimate claims have been reported, adjusted and settled compared to more mature accident years. For this reason, carried reserves for these accident years reflect prudently conservative assumptions. As the carried reserves for these accident years run off, the overall expectation is that, more often than not, favorable development will occur. However, there is also the possibility that the ultimate settlement of liabilities associated with these accident years will show adverse development, and such adverse development could be substantial.

Changes in reserve estimates are reflected in operating results in the year such changes are recorded. Following is an analysis of the reserve development the Company has experienced during the past three years. Care should be exercised when attempting to analyze the financial impact of the reported development amounts because, as noted above, the overall expectation is that, more often than not, favorable development will occur as the prior accident year reserves run off.

2010 Development

For the property and casualty insurance segment, the December 31, 2010 estimate of loss and settlement expense reserves for accident years 2009 and prior decreased $28,726,238 from the estimate at December 31, 2009. This decrease represented 7.0 percent of the December 31, 2009 gross carried reserves and is primarily attributed to decreased severity associated with the final settlement of closed claims, lower than expected IBNR emergence, as well as favorable development on settlement expense reserves.

For the reinsurance segment, the December 31, 2010 estimate of loss and settlement expense reserves for accident years 2009 and prior decreased $22,022,632 from the estimate at December 31, 2009. This decrease represented 15.1 percent of the December 31, 2009 gross carried reserves and is largely attributed to the 2009 accident year in the Home Office Reinsurance Assumed Department (also known as "HORAD") book of business, as well as a $6,065,000 reclassification of prior accident years' IBNR loss reserves to contingent commission reserves by MRB in the third and fourth quarters. This reclassification had no impact on net income.

2009 Development

For the property and casualty insurance segment, the December 31, 2009 estimate of loss and settlement expense reserves for accident years 2008 and prior decreased $34,641,246 from the estimate at December 31, 2008. This decrease represented 8.1 percent of the December 31, 2008 gross carried reserves and was primarily attributed to decreased severity associated with the final settlement of closed claims, lower than expected IBNR emergence, as well as favorable development on settlement expense reserves.

For the reinsurance segment, the December 31, 2009 estimate of loss and settlement expense reserves for accident years 2008 and prior decreased $13,981,046 from the estimate at December 31, 2008. This decrease represented 9.7 percent of the December 31, 2008 gross carried reserves and was largely attributed to the 2008 accident year in the HORAD book of business. During the fourth quarter, the reinsurance segment experienced $4,160,000 of favorable development associated with a reduction in bulk IBNR reserves and the winding down of the MAERP Reinsurance Association (formerly known as Mutual Atomic Energy Reinsurance Pool).

2008 Development

For the property and casualty insurance segment, the December 31, 2008 estimate of loss and settlement expense reserves for accident years 2007 and prior decreased $21,564,256 from the estimate at December 31, 2007. This decrease represented 5.3 percent of the December 31, 2007 gross carried reserves and was primarily attributed to lower than expected emergence during 2008 of losses estimated to have been incurred but not reported (IBNR) at December 31, 2007, as well as favorable development on settlement expense reserves and decreased severity associated with the final settlement of closed claims.

For the reinsurance segment, the December 31, 2008 estimate of loss and settlement expense reserves for accident years 2007 and prior decreased $13,743,764 from the estimate at December 31, 2007. This decrease represented 9.7 percent of the December 31, 2007 gross carried reserves and was largely attributed to the 2005, 2006 and 2007 accident years in the HORAD book of business.

5. ASBESTOS AND ENVIRONMENTAL RELATED CLAIMS

The Company has exposure to asbestos and environmental related claims associated with the insurance business written by the parties to the pooling agreement and the reinsurance business assumed from Employers Mutual by the reinsurance subsidiary. These exposures are not considered to be significant. Asbestos and environmental losses paid by the Company have averaged $1,171,355 per year over the past five years, but have increased during the past three years. Reserves for asbestos and environmental related claims for direct insurance and assumed reinsurance business totaled $8,043,534 and $6,526,964 ($7,083,222 and $6,219,546 net of reinsurance) at December 31, 2010 and 2009, respectively.

At present, the pool participants are defending approximately 1,050 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Seven former policyholders and one current policyholder dominate the pool participants' asbestos claims. Most of the lawsuits are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods, because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. During 2003, the pool participants were presented with several hundred plaintiff lawsuits (primarily multi-plaintiff lawsuits) filed against three former policyholders representing approximately 66,500 claimants related to exposure to asbestos or products containing asbestos. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of case loss reserves for these claims. During the period 2006 through 2010, several of the multi-plaintiff lawsuits (including the vast majority of those associated with one former policyholder) were dismissed. As of December 31, 2010, approximately 2,750 of the claims remain open. During 2006, the pool participants received notice that another former policyholder was a named defendant in approximately 33,000 claims nationwide. As of December 31, 2010, approximately 4,710 of these claims remain open.

Prior to 2008, actual losses paid for asbestos-related claims had been minimal due to the plaintiffs' failure to identify an exposure to any asbestos-containing product associated with the pool participants' current and former policyholders. However, paid losses and settlement expenses have increased significantly from 2008 to present as a result of claims attributed to two former policyholders. One of these former policyholders, a broker of various products, including asbestos, settled a claim for approximately $450,000 (the Company's share) in 2008. At December 31, 2010, two additional claims associated with this former policyholder remain open, though similar exposure on these claims is not anticipated. The other former policyholder, a furnace manufacturer, had multiple claims settle for a total of approximately $719,000 (the Company's share) in 2009 and 2010. The asbestos exposure associated with this former policyholder increased during this time period, and this trend may possibly continue into the future with increased per plaintiff settlements. Approximately 190 asbestos exposure claims associated with this former policyholder remain open.

IBNR loss reserves have been established to cover estimated ultimate losses. These reserves were increased in each of the last three years based on examinations of the implied three-year survival ratio (ratio of loss and settlement expense reserves to the three-year average of loss and settlement expense payments), which has deteriorated due to an increase in both paid losses and paid settlement expenses. Settlement expense payments have increased significantly over the past three years and have been the primary driver behind the implemented reserve increases. The primary cause of the increase in paid settlement expenses is the retention of a National Coordinating Counsel (NCC) in 2008 for a policyholder having exposure in numerous jurisdictions. The NCC has provided, and continues to provide, significant services in the areas of document review, discovery, deposition and trial preparation. The dollar amount of paid losses peaked in 2008, and though subsequent years have fared better, payment activity remains significantly higher than pre-2008 levels. Environmental reserves are established in consideration of the implied three-year survival ratio.

Estimating loss and settlement expense reserves for asbestos and environmental claims is very difficult due to the many uncertainties surrounding these types of claims. These uncertainties exist because the assignment of responsibility varies widely by state and claims often emerge long after a policy has expired, which makes assignment of damages to the appropriate party and to the time period covered by a particular policy difficult. In establishing reserves for these types of claims, management monitors the relevant facts concerning each claim, the current status of the legal environment, social and political conditions, and claim history and trends within the Company and the industry.

6. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The Company's insurance subsidiaries are required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting practices that differ from GAAP. Prescribed statutory accounting principles include state laws, regulations and general administrative rules issued by the state of domicile, as well as a variety of publications and manuals of the National Association of Insurance Commissioners (NAIC). Permitted accounting practices encompass all accounting practices not prescribed, but allowed by the state of domicile. The Company's insurance subsidiaries had no permitted accounting practices during 2010, 2009 or 2008.

Statutory surplus of the Company's insurance subsidiaries was $347,132,678 and $327,244,159 at December 31, 2010 and 2009, respectively. Statutory net income (loss) of the Company's insurance subsidiaries was $34,459,093, $46,824,981 and ($3,961,799) for 2010, 2009 and 2008, respectively.

The NAIC utilizes a risk-based capital model to help state regulators assess the capital adequacy of insurance companies and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property and casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy. At December 31, 2010, the Company's insurance subsidiaries had total adjusted statutory capital well in excess of the minimum risk-based capital requirement.

The amount of dividends available for distribution to the Company by its insurance subsidiaries is limited by law to a percentage of the statutory unassigned surplus of each of the subsidiaries as of the previous December 31, as determined in accordance with accounting practices prescribed by insurance regulatory authorities of the state of domicile of each subsidiary. Subject to this limitation, the maximum dividend that may be paid within a 12 month period without prior approval of the insurance regulatory authorities is generally restricted to the greater of 10 percent of statutory surplus as regards policyholders as of the preceding December 31, or net income of the preceding calendar year on a statutory basis, not greater than earned statutory surplus. At December 31, 2010, $39,271,481 was available for distribution to the Company in 2011 without prior approval.

7. SEGMENT INFORMATION

The Company's operations consist of a property and casualty insurance segment and a reinsurance segment. The property and casualty insurance segment writes both commercial and personal lines of insurance, with a focus on medium-sized commercial accounts. The reinsurance segment provides reinsurance for other insurers and reinsurers. The segments are managed separately due to differences in the insurance products sold and the business environment in which they operate. The accounting policies of the segments are described in note 1, Summary of Significant Accounting Policies.

Summarized financial information for the Company's segments is as follows:

Year ended December 31, 2010	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	**$ 305,646,658**	**$ 83,475,492**	**$ -**	**$ 389,122,150**
Underwriting profit (loss)	**(18,963,921)**	**9,909,051**	**-**	**(9,054,870)**
Net investment income	**36,966,159**	**12,523,505**	**(449)**	**49,489,215**
Realized investment gains	**3,078,289**	**790,514**	**-**	**3,868,803**
Other income	**783,346**	**-**	**-**	**783,346**
Interest expense	**900,000**	**-**	**-**	**900,000**
Other expenses	**753,014**	**(345,978)**	**1,334,234**	**1,741,270**
Income (loss) before income tax expense (benefit)	**$ 20,210,859**	**$ 23,569,048**	**$ (1,334,683)**	**$ 42,445,224**
Assets	**$ 876,034,367**	**$ 310,104,843**	**$ 369,116,425**	**$ 1,555,255,635**
Eliminations	**-**	**-**	**(363,926,907)**	**(363,926,907)**
Reclassifications	**-**	**(3,534,230)**	**-**	**(3,534,230)**
Net assets	**$ 876,034,367**	**$ 306,570,613**	**$ 5,189,518**	**$ 1,187,794,498**

Year ended December 31, 2009	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 308,079,036	$ 75,931,865	$ -	$ 384,010,901
Underwriting profit (loss)	(10,387,142)	9,548,201	-	(838,941)
Net investment income	35,679,586	12,069,177	10,543	47,759,306
Realized investment gains (losses)	19,581,814	(1,659,543)	-	17,922,271
Other income	752,635	2,543	-	755,178
Interest expense	900,000	-	-	900,000
Other expenses	855,846	(29,237)	1,346,388	2,172,997
Income (loss) before income tax expense (benefit)	$ 43,871,047	$ 19,989,615	$ (1,335,845)	$ 62,524,817
Assets	$ 883,361,416	$ 280,261,990	$ 342,901,891	$ 1,506,525,297
Eliminations	-	-	(340,269,959)	(340,269,959)
Reclassifications	-	-	(467,545)	(467,545)
Net assets	$ 883,361,416	$ 280,261,990	$ 2,164,387	$ 1,165,787,793

Year ended December 31, 2008	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 315,598,049	$ 73,719,749	$ -	$ 389,317,798
Underwriting loss	(26,817,043)	(5,515,643)	-	(32,332,686)
Net investment income	36,329,609	11,912,452	161,312	48,403,373
Realized investment losses	(16,811,900)	(7,643,639)	-	(24,455,539)
Other income	626,499	-	-	626,499
Interest expense	889,375	-	-	889,375
Other expenses	568,848	(256,599)	1,330,077	1,642,326
Loss before income tax benefit	$ (8,131,058)	$ (990,231)	$ (1,168,765)	$ (10,290,054)

The following table displays the net premiums earned of the property and casualty insurance segment and the reinsurance segment for the three years ended December 31, 2010, by line of insurance.

	Year ended December 31,		
	2010	2009	2008
Property and casualty insurance segment			
Commercial lines:			
Automobile	**$ 65,097,220**	$ 65,721,232	$ 68,931,452
Property	**65,380,689**	62,114,549	61,312,130
Workers' compensation	**63,539,473**	65,612,659	65,233,460
Liability	**58,180,559**	62,872,730	68,265,379
Other	**8,429,630**	8,820,064	8,960,806
Total commercial lines	**260,627,571**	265,141,234	272,703,227
Personal lines:			
Automobile	**25,383,097**	23,516,997	22,838,791
Property	**19,099,403**	18,844,395	19,434,328
Liability	**536,587**	576,410	621,703
Total personal lines	**45,019,087**	42,937,802	42,894,822
Total property and casualty insurance	**$ 305,646,658**	$ 308,079,036	$ 315,598,049
Reinsurance segment			
Pro rata reinsurance:			
Property and casualty	**$ 7,752,937**	$ 7,379,461	$ 8,710,942
Property	**14,650,486**	19,978,045	18,236,058
Crop	**3,246,597**	2,176,737	4,208,882
Casualty	**666,791**	1,086,934	1,334,915
Marine/Aviation	**668,275**	373,016	615,602
Total pro rata reinsurance	**26,985,086**	30,994,193	33,106,399
Excess-of-loss reinsurance:			
Property	**45,540,294**	35,221,000	29,385,844
Casualty	**10,929,859**	9,741,047	11,220,250
Surety	**20,253**	(24,375)	7,256
Total excess-of-loss reinsurance	**56,490,406**	44,937,672	40,613,350
Total reinsurance	**$ 83,475,492**	$ 75,931,865	$ 73,719,749
Consolidated	**$ 389,122,150**	$ 384,010,901	$ 389,317,798

8. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and the estimated fair value of the Company's financial instruments is summarized below.

	Carrying amount	Estimated fair value
December 31,2010		
Assets:		
Fixed maturity securities held-to-maturity:		
Residential mortgage-backed	$ 340,803	$ 389,679
Total fixed maturity securities held-to-maturity	340,803	389,679
Fixed maturity securities available-for-sale:		
U.S. treasury	4,801,766	4,801,766
U.S. government-sponsored agencies	168,072,840	168,072,840
Obligations of states and political subdivisions	390,932,504	390,932,504
Commercial mortgage-backed	93,222,219	93,222,219
Residential mortgage-backed	34,285,838	34,285,838
Other asset-backed	13,100,849	13,100,849
Corporate	237,121,010	237,121,010
Total fixed maturity securities available-for-sale	941,537,026	941,537,026
Equity securities available-for-sale:		
Common stocks:		
Financial services	11,246,421	11,246,421
Information technology	17,350,652	17,350,652
Healthcare	12,785,689	12,785,689
Consumer staples	7,784,286	7,784,286
Consumer discretionary	12,162,474	12,162,474
Energy	9,381,310	9,381,310
Industrials	7,466,153	7,466,153
Other	14,630,005	14,630,005
Non-redeemable preferred stocks	8,331,992	8,331,992
Total equity securities available-for-sale	101,138,982	101,138,982
Short-term investments	36,616,111	36,616,111
Other long-term investments	29,827	29,827
Liabilities:		
Surplus notes	25,000,000	23,893,033

	Carrying amount	Estimated fair value
December 31, 2009		
Assets:		
Fixed maturity securities held-to-maturity:		
Residential mortgage-backed	$ 410,005	$ 460,877
Total fixed maturity securities held-to-maturity	410,005	460,877
Fixed maturity securities available-for-sale:		
U.S. treasury	4,983,045	4,983,045
U.S. government-sponsored agencies	150,415,530	150,415,530
Obligations of states and political subdivisions	391,764,812	391,764,812
Commercial mortgage-backed	82,391,701	82,391,701
Residential mortgage-backed	31,055,295	31,055,295
Other asset-backed	9,885,609	9,885,609
Corporate	228,684,994	228,684,994
Total fixed maturity securities available-for-sale	899,180,986	899,180,986
Equity securities available-for-sale:		
Common stocks:		
Financial services	10,666,469	10,666,469
Information technology	19,693,053	19,693,053
Healthcare	12,935,253	12,935,253
Consumer staples	7,043,221	7,043,221
Consumer discretionary	7,581,367	7,581,367
Energy	8,811,055	8,811,055
Industrials	5,826,770	5,826,770
Other	9,370,291	9,370,291
Non-redeemable preferred stocks	8,262,500	8,262,500
Total equity securities available-for-sale	90,189,979	90,189,979
Short-term investments	55,390,096	55,390,096
Other long-term investments	47,083	47,083
Securities lending collateral	14,941,880	14,941,880
Liabilities:		
Surplus notes	25,000,000	22,752,800
Securities lending obligation	14,941,880	14,941,880

The estimated fair value of fixed maturity securities, equity securities, short-term investments, securities lending collateral and securities lending obligation is based on quoted market prices, where available. In cases where quoted market prices are not available, fair values are based on a variety of valuation techniques depending on the type of security.

Other long-term investments, consisting primarily of holdings in limited partnerships and limited liability companies, are valued by the various fund managers. In management's opinion, these values reflect fair value at December 31, 2010 and 2009.

The fair value of the surplus notes is estimated using discounted cash flow analysis based on what the Company's current incremental borrowing rate would be for similar debt obligations.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

Level 3 - Prices or valuation techniques that require significant unobservable inputs. The unobservable inputs may reflect the Company's own judgments about the assumptions that market participants would use.

The Company uses an independent pricing source to obtain the estimated fair value of a majority of its securities. The fair value is based on quoted market prices, where available. This is typically the case for equity securities and short-term investments, which are accordingly classified as Level 1 fair value measurements. In cases where quoted market prices are not available, fair value is based on a variety of valuation techniques depending on the type of security. Many of the fixed maturity securities in the Company's portfolio do not trade on a daily basis; however, observable inputs are utilized in their valuations, and these securities are therefore classified as Level 2 fair value measurements. Following is a brief description of the various pricing techniques used for different asset classes.

- U.S. Treasury securities (including bonds, notes, and bills) are priced according to a number of live data sources, including active market makers and inter-dealer brokers. Prices from these sources are reviewed based on the sources' historical accuracy for individual issues and maturity ranges.
- U.S. government-sponsored agencies and corporate securities (including fixed-rate corporate bonds and medium-term notes) are priced by determining a bullet (non-call) spread scale for each issuer for maturities going out to forty years. These spreads represent credit risk and are obtained from the new issue market, secondary trading, and dealer quotes. An option adjusted spread model is incorporated to adjust spreads of issues that have early redemption features. The final spread is then added to the U.S. Treasury curve. For notes with odd coupon payment dates, a cash discounting yield/price routine calculates prices from final yields.
- Obligations of states and political subdivisions are priced by tracking and analyzing actively quoted issues and trades reported by the Municipal Securities Rulemaking Board (MSRB). Municipal bonds with similar characteristics are grouped together into market sectors, and internal yield curves are constructed daily for these sectors. Individual bond evaluations are extrapolated from these sectors, with the ability to make individual spread adjustments for attributes such as discounts, premiums, alternative minimum tax, and/or whether or not the bond is callable.
- Mortgage-backed securities are priced with models using spreads and other information solicited from Wall Street buy- and sell-side sources, including primary and secondary dealers, portfolio managers, and research analysts, to produce pricing for each tranche. To determine a tranche's price, first the cash flow for each tranche is generated (using consensus prepayment speed assumptions including, as appropriate, a proprietary prepayment projection based on historical statistics of the underlying collateral), then a benchmark yield is determined (in relation to the U.S. Treasury curve for the maturity corresponding to the tranche's average life estimate), and finally collateral performance and tranche level attributes are incorporated to adjust the benchmark yield to determine the tranche-specific spread. This is then used to discount the cash flows to generate the price. When cash flows or other security structure or market information is not available to appropriately price a security, broker quotes may be used with a zero spread bid-side valuation, resulting in the same values for the mean and ask prices.

On a quarterly basis, the Company receives from its independent pricing service a list of fixed maturity securities, if any, that were priced solely from broker quotes. Since this is not an observable input, any fixed maturity security in the Company's portfolio that is on this list is classified as a Level 3 fair value measurement. At December 31, 2010, the Company did not hold any fixed maturity securities that were priced solely from broker quotes.

A small number of the Company's securities are not priced by the independent pricing service. One is an equity security that is reported as a Level 3 fair value measurement at December 31, 2010 and 2009, since no reliable observable inputs are used in its valuation. This equity security continues to be reported at the fair value obtained from the Securities Valuation Office (SVO) of the National Association of Insurance Commissioners (NAIC). The SVO establishes a per share price for this security based on an annual review of that company's financial statements. This review is typically performed during the second quarter, and resulted in a fair value for the shares held by the Company of $2,130 at December 31, 2010 and $2,014 at December 31, 2009. The remaining three securities (two at December 31, 2009) not priced by the Company's independent pricing service are fixed maturity securities. These fixed maturity securities are classified as Level 2 fair value measurements and are carried at aggregate fair values of $12,914,542 at December 31, 2010 and $7,722,288 at December 31, 2009. The fair values for these fixed maturity securities were obtained from the Company's investment custodian using independent pricing services which utilize similar pricing techniques as the Company's independent pricing service.

The estimated fair values obtained from the independent pricing sources are reviewed by the Company for reasonableness and any discrepancies are investigated for final valuation. This includes comparing valuations from the independent pricing source, the Company's investment custodian and the SVO. From these comparisons, material variances are identified and resolved to determine the final valuations used in the financial statements.

The Company's fixed maturity and equity securities available-for-sale, as well as short-term investments, are measured at fair value on a recurring basis. No assets or liabilities are currently measured at fair value on a non-recurring basis. Presented in the table below are the Company's assets that are measured at fair value on a recurring basis, as of December 31, 2010 and 2009.

Description	Fair value measurements at December 31, 2010 using Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed maturity securities available-for-sale:				
U.S. treasury	$ 4,801,766	$ -	$ 4,801,766	$ -
U.S. government-sponsored agencies	168,072,840	-	168,072,840	-
Obligations of states and political subdivisions	390,932,504	-	390,932,504	-
Commercial mortgage-backed	93,222,219	-	93,222,219	-
Residential mortgage-backed	34,285,838	-	34,285,838	-
Other asset-backed	13,100,849	-	13,100,849	-
Corporate	237,121,010	-	237,121,010	-
Total fixed maturity securities available-for-sale	941,537,026	-	941,537,026	-
Equity securities available-for-sale:				
Common stocks:				
Financial services	11,246,421	11,244,291	-	2,130
Information technology	17,350,652	17,350,652	-	-
Healthcare	12,785,689	12,785,689	-	-
Consumer staples	7,784,286	7,784,286	-	-
Consumer discretionary	12,162,474	12,162,474	-	-
Energy	9,381,310	9,381,310	-	-
Industrials	7,466,153	7,466,153	-	-
Other	14,630,005	14,630,005	-	-
Non-redeemable preferred stocks	8,331,992	8,331,992	-	-
Total equity securities available-for-sale	101,138,982	101,136,852	-	2,130
Short-term investments	36,616,111	36,616,111	-	-
	$ 1,079,292,119	$ 137,752,963	$ 941,537,026	$ 2,130

Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	Fair value measurements at December 31, 2009 using			
Fixed maturity securities available-for-sale:				
U.S. treasury	$ 4,983,045	$ -	$ 4,983,045	$ -
U.S. government-sponsored agencies	150,415,530	-	150,415,530	-
Obligations of states and political subdivisions	391,764,812	-	391,764,812	-
Commercial mortgage-backed	82,391,701	-	82,391,701	-
Residential mortgage-backed	31,055,295	-	31,055,295	-
Other asset-backed	9,885,609	-	9,885,609	-
Corporate	228,684,994	-	228,684,994	-
Total fixed maturity securities available-for-sale	899,180,986	-	899,180,986	-
Equity securities available-for-sale:				
Common stocks:				
Financial services	10,666,469	10,664,455	-	2,014
Information technology	19,693,053	19,693,053	-	-
Healthcare	12,935,253	12,935,253	-	-
Consumer staples	7,043,221	7,043,221	-	-
Consumer discretionary	7,581,367	7,581,367	-	-
Energy	8,811,055	8,811,055	-	-
Industrials	5,826,770	5,826,770	-	-
Other	9,370,291	9,370,291	-	-
Non-redeemable preferred stocks	8,262,500	8,262,500	-	-
Total equity securities available-for-sale	90,189,979	90,187,965	-	2,014
Short-term investments	55,390,096	55,390,096	-	-
	$ 1,044,761,061	$ 145,578,061	$ 899,180,986	$ 2,014

Presented in the table below is a reconciliation of the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2009 and 2010. Any unrealized gains or losses on these securities are recognized in other comprehensive income. Any gains or losses from disposals or impairments of these securities are reported as realized investment gains or losses in net income.

	Fair value measurements using significant unobservable inputs (Level 3)	
	Equity securities available-for-sale, financial services	Total
Balance at December 31, 2008	$ 14,969,143	$ 14,969,143
Total unrealized losses included in other comprehensive income	(14,967,129)	(14,967,129)
Total realized investment gains included in net income	22,473,792	22,473,792
Sales	(22,473,792)	(22,473,792)
Balance at December 31, 2009	2,014	2,014
Total unrealized gains included in other comprehensive income	116	116
Balance at December 31, 2010	$ 2,130	$ 2,130

At December 31, 2008, the Company held Class B shares of Insurance Services Office Inc. (now known as Verisk Analytics, Inc. ("Verisk") following its Initial Public Offering on October 7, 2009). The Company was reporting this investment as a Level 3 fair value measurement at the fair value obtained from applying a 20 percent marketability discount to the quarterly valuations of the Class A shares produced by a nationally recognized independent financial advisory firm. This resulted in a fair value of $14,965,502 for the Class B shares at December 31, 2008. The Company sold its entire holding of Verisk during the fourth quarter of 2009 in conjunction with Verisk's Initial Public Offering. This sale resulted in a realized capital gain of $22,473,792 (before tax).

There were no transfers into or out of Levels 1 or 2 for the year ended December 31, 2010. It is the Company's policy to recognize transfers between levels at the beginning of the reporting period.

9. INVESTMENTS

Investments of the Company's insurance subsidiaries are subject to the insurance laws of the state of their incorporation. These laws prescribe the kind, quality and concentration of investments that may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks and real estate mortgages. The Company believes that it is in compliance with these laws.

The amortized cost and estimated fair value of securities held-to-maturity and available-for-sale as of December 31, 2010 and 2009 are as follows. Securities classified as held-to-maturity are carried at amortized cost. All other securities have been classified as available-for-sale and are carried at fair value.

December 31, 2010	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
Residential mortgage-backed	$ 340,803	$ 48,876	$ -	$ 389,679
Total securities held-to-maturity	$ 340,803	$ 48,876	$ -	$ 389,679
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury	$ 4,747,814	$ 53,952	$ -	$ 4,801,766
U.S. government-sponsored agencies	167,976,167	1,995,829	1,899,156	168,072,840
Obligations of states and political subdivisions	384,164,252	11,650,499	4,882,247	390,932,504
Commercial mortgage-backed	82,906,928	10,341,728	26,437	93,222,219
Residential mortgage-backed	32,801,281	1,664,155	179,598	34,285,838
Other asset-backed	12,100,433	1,056,995	56,579	13,100,849
Corporate	224,885,907	12,954,535	719,432	237,121,010
Total fixed maturity securities	909,582,782	39,717,693	7,763,449	941,537,026
Equity securities:				
Common stocks:				
Financial services	8,630,273	2,667,761	51,613	11,246,421
Information technology	11,215,431	6,163,395	28,174	17,350,652
Healthcare	10,200,062	2,705,556	119,929	12,785,689
Consumer staples	6,010,692	1,834,157	60,563	7,784,286
Consumer discretionary	7,636,589	4,535,110	9,225	12,162,474
Energy	6,350,228	3,031,082	-	9,381,310
Industrials	5,395,949	2,096,834	26,630	7,466,153
Other	11,281,815	3,350,963	2,773	14,630,005
Non-redeemable preferred stocks	9,000,000	100,000	768,008	8,331,992
Total equity securities	75,721,039	26,484,858	1,066,915	101,138,982
Total securities available-for-sale	$ 985,303,821	$ 66,202,551	$ 8,830,364	$ 1,042,676,008

December 31, 2009	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
Residential mortgage-backed	$ 410,005	$ 50,872	$ -	$ 460,877
Total securities held-to-maturity	$ 410,005	$ 50,872	$ -	$ 460,877
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury	$ 4,739,194	$ 243,851	$ -	$ 4,983,045
U.S. government-sponsored agencies	151,440,800	1,011,484	2,036,754	150,415,530
Obligations of states and political subdivisions	380,605,547	15,604,731	4,445,466	391,764,812
Commercial mortgage-backed	75,563,896	6,827,805	-	82,391,701
Residential mortgage-backed	31,017,352	961,646	923,703	31,055,295
Other asset-backed	9,164,445	739,434	18,270	9,885,609
Corporate	219,663,540	10,284,043	1,262,589	228,684,994
Total fixed maturity securities	872,194,774	35,672,994	8,686,782	899,180,986
Equity securities:				
Common stocks:				
Financial services	7,447,765	3,276,169	57,465	10,666,469
Information technology	13,366,462	6,326,591	-	19,693,053
Healthcare	10,066,840	2,901,926	33,513	12,935,253
Consumer staples	6,323,889	768,181	48,849	7,043,221
Consumer discretionary	6,100,052	1,499,876	18,561	7,581,367
Energy	6,995,036	1,858,794	42,775	8,811,055
Industrials	5,239,316	683,747	96,293	5,826,770
Other	8,075,560	1,324,137	29,406	9,370,291
Non-redeemable preferred stocks	9,500,000	15,500	1,253,000	8,262,500
Total equity securities	73,114,920	18,654,921	1,579,862	90,189,979
Total securities available-for-sale	$ 945,309,694	$ 54,327,915	$ 10,266,644	$ 989,370,965

The following table sets forth the estimated fair value and gross unrealized losses associated with investment securities that were in an unrealized loss position as of December 31, 2010 and 2009, listed by length of time the securities were in an unrealized loss position.

December 31, 2010	Less than twelve months		Twelve months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturity securities:						
U.S. government-sponsored agencies	$ 64,030,427	$ 1,899,156	$ -	$ -	$ 64,030,427	$ 1,899,156
Obligations of states and political subdivisions	97,769,789	4,882,247	-	-	97,769,789	4,882,247
Commercial mortgage-backed	3,998,831	26,437	-	-	3,998,831	26,437
Residential mortgage-backed	11,346,913	157,798	1,222,717	21,800	12,569,630	179,598
Other asset-backed	3,331,324	56,579	-	-	3,331,324	56,579
Corporate	38,270,674	719,432	-	-	38,270,674	719,432
Total, fixed maturity securities	218,747,958	7,741,649	1,222,717	21,800	219,970,675	7,763,449
Equity securities:						
Common stocks:						
Financial services	1,608,012	51,613	-	-	1,608,012	51,613
Information technology	879,805	28,174	-	-	879,805	28,174
Healthcare	3,551,623	119,929	-	-	3,551,623	119,929
Consumer staples	1,218,294	60,563	-	-	1,218,294	60,563
Consumer discretionary	253,023	9,225	-	-	253,023	9,225
Industrials	761,616	26,630	-	-	761,616	26,630
Other	42,752	2,773	-	-	42,752	2,773
Non-redeemable preferred stocks	-	-	4,231,992	768,008	4,231,992	768,008
Total, equity securities	8,315,125	298,907	4,231,992	768,008	12,547,117	1,066,915
Total temporarily impaired securities	$ 227,063,083	$ 8,040,556	$ 5,454,709	$ 789,808	$ 232,517,792	$ 8,830,364

December 31, 2009	Less than twelve months		Twelve months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturity securities:						
U.S. government-sponsored agencies	$ 102,035,965	$ 2,036,754	$ -	$ -	$ 102,035,965	$ 2,036,754
Obligations of states and political subdivisions	83,487,876	3,832,182	6,314,420	613,284	89,802,296	4,445,466
Residential mortgage-backed	3,317,513	93,216	10,535,690	830,487	13,853,203	923,703
Other asset-backed	-	-	503,730	18,270	503,730	18,270
Corporate	43,994,473	684,520	18,830,648	578,069	62,825,121	1,262,589
Total, fixed maturity securities	232,835,827	6,646,672	36,184,488	2,040,110	269,020,315	8,686,782
Equity securities:						
Common stocks:						
Financial services	1,092,716	57,465	-	-	1,092,716	57,465
Healthcare	1,550,018	33,513	-	-	1,550,018	33,513
Consumer staples	1,901,671	48,849	-	-	1,901,671	48,849
Consumer discretionary	406,500	18,561	-	-	406,500	18,561
Energy	1,502,064	42,775	-	-	1,502,064	42,775
Industrials	1,387,906	96,293	-	-	1,387,906	96,293
Other	2,078,197	29,406	-	-	2,078,197	29,406
Non-redeemable preferred stocks	-	-	5,247,000	1,253,000	5,247,000	1,253,000
Total, equity securities	9,919,072	326,862	5,247,000	1,253,000	15,166,072	1,579,862
Total temporarily impaired securities	$ 242,754,899	$ 6,973,534	$ 41,431,488	$ 3,293,110	$ 284,186,387	$ 10,266,644

Unrealized losses on fixed maturity securities totaled $7,763,449 (includes $107,465 related to the non-credit component of an "other-than-temporary" impairment of a residential mortgage-backed security) at December 31, 2010 and were primarily associated with municipal securities and U.S. government-sponsored agency securities. The primary factor contributing to these unrealized losses was an increase in interest rates since purchase. In addition, certain municipal securities experienced a widening of risk premium spread over U.S. Treasuries. Of all the securities that are in an unrealized loss position, all but three residential mortgage-backed securities are considered investment grade by credit rating agencies. Because management does not intend to sell these securities, does not believe it will be required to sell these securities before recovery, and believes it will collect the amounts due on these securities, it was determined that these securities were not "other-than-temporarily" impaired at December 31, 2010.

The unrealized losses on common stocks at December 31, 2010 are not concentrated in a particular sector or an individual security. The Company believes the unrealized losses on common stocks are primarily due to general fluctuations in the equity markets. Because the Company has the ability and intent to hold these securities for a reasonable amount of time to allow for recovery, it was determined that these securities were not "other-than-temporarily" impaired at December 31, 2010.

All of the Company's preferred stock holdings are perpetual preferred stocks. The Company evaluates perpetual preferred stocks for "other-than-temporary" impairment similar to fixed maturity securities since they have debt-like characteristics such as periodic cash flows in the form of dividends and call features, are rated by rating agencies and are priced like other long-term callable fixed maturity securities. There was no evidence of any credit deterioration in the issuers of the preferred stocks and the Company does not intend to sell these securities before recovery, nor does it believe it will be required to sell these securities before recovery; therefore, it was determined that these securities were not "other-than-temporarily" impaired at December 31, 2010.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
Securities held-to-maturity:		
Due in one year or less	$ -	$ -
Due after one year through five years	-	-
Due after five years through ten years	-	-
Due after ten years	-	-
Mortgage-backed securities	**340,803**	389,679
Totals	$ **340,803**	$ 389,679
Securities available-for-sale:		
Due in one year or less	$ **29,607,752**	$ 29,921,578
Due after one year through five years	**79,964,156**	83,963,583
Due after five years through ten years	**156,508,518**	164,598,759
Due after ten years	**527,794,147**	535,545,049
Mortgage-backed securities	**115,708,209**	127,508,057
Totals	$ **909,582,782**	$ 941,537,026

A summary of realized investment gains and (losses) is as follows:

	Year ended December 31,		
	2010	2009	2008
Fixed maturity securities available-for-sale:			
Gross realized investment gains	$ **1,325,345**	$ 1,636,291	$ 272,522
Gross realized investment losses	**(87,082)**	(50,000)	-
"Other-than-temporary" impairments	**(204,045)**	(2,657,094)	-
Equity securities available-for-sale:			
Gross realized investment gains	**5,794,677**	29,173,686	9,433,726
Gross realized investment losses	**(779,861)**	(2,729,329)	(3,240,928)
"Other-than-temporary" impairments	**(2,180,231)**	(7,451,283)	(30,920,859)
Totals	$ **3,868,803**	$ 17,922,271	$(24,455,539)

The amounts reported as "other-than-temporary" impairments on equity securities available-for-sale reflect the impairment of 23 equity securities for the year ended December 31, 2010, compared to 34 equity securities for the year ended December 31, 2009 and 40 equity securities for the year ended December 31, 2008. The large amount of impairment losses recognized on equity securities during 2009 and 2008 was a result of the severe and prolonged turmoil in the financial markets resulting from the 2008 financial crisis. Included in the amount for 2008 is $14,904,000 of losses recognized on the perpetual preferred stocks of Freddie Mac and Fannie Mae when those companies were placed under conservatorship by the U.S. government.

On April 1, 2009, the Company adopted updated guidance related to the Investments - Debt and Equity Securities Topic 310 of the FASB ASC. This pronouncement required a cumulative effect adjustment from retained earnings to "accumulated other comprehensive income" for the non-credit component of previous "other-than-temporary" impairment losses recognized on fixed maturity securities still held as of the date of adoption. The only "other-than-temporarily" impaired fixed maturity security held by the Company as of the adoption date was Chemtura Corporation securities. On the date of adoption the credit component of the loss amounted to $1,229,779, which was measured as the difference between the present value of the estimated cash flows ($1,770,000) and the original amortized cost basis ($2,999,779). The non-credit component of the loss ($990,000) was measured as the difference between the fair value ($780,000) and the present value of the estimated cash flows ($1,770,000). This non-credit component of the loss ($643,000 after taxes) was treated as a change in accounting principle, and was reclassified from retained earnings to "accumulated other comprehensive income" as of April 1, 2009. This security was subsequently sold during the third quarter of 2009 for proceeds of $2,617,500, resulting in a realized gain of $847,500.

The Company also recognized an "other-than-temporary" impairment loss on a residential mortgage-backed security during 2009. The total impairment on this security was $248,618, with $87,315 determined as the credit loss component recognized in earnings and the remaining $161,303 recognized in other comprehensive income.

During the first quarter of 2010, the Company determined that the credit loss associated with the previously impaired residential mortgage-backed security increased, resulting in an additional $120,539 impairment loss recognized in earnings in the first quarter of 2010. The Company also recognized $83,506 of "other-than-temporary" impairment loss on a second residential mortgage-backed security during the first quarter of 2010 due to management's intent to sell the security, which was completed during the second quarter.

The following table is a roll forward of the amount of credit losses recognized in earnings from "other-than-temporary" impairments. Note that this table only includes the credit loss component of "other-than-temporary" impairments, and does not include the non-credit loss component of impairments (which is recognized through "other comprehensive income") or impairments that are recognized through earnings in their entirety (not subject to bifurcation between credit and non-credit components).

	Year ended December 31,	
	2010	2009
Balance at beginning of year	$ 87,315	$ -
Credit loss for which an "other-than-temporary" impairment loss was previously recognized	120,539	
Credit loss for which an "other-than-temporary" impairment was not previously recognized	-	1,317,094
Reduction for credit losses previously recognized on securities sold during the period	-	(1,229,779)
Balance at end of year	$ 207,854	$ 87,315

A summary of net investment income is as follows:

	Year ended December 31,		
	2010	2009	2008
Interest on fixed maturity securities	**$ 48,661,716**	$ 46,560,740	$ 44,419,493
Dividends on equity securities	**1,969,281**	1,938,189	2,933,835
Interest on short-term investments	**137,745**	606,399	2,690,427
Interest on long-term investments	**26,437**	26,437	42,649
Fees from securities lending	**195**	104,786	166,926
Total investment income	**50,795,374**	49,236,551	50,253,330
Investment expenses	**(1,306,159)**	(1,477,245)	(1,849,957)
Net investment income	**$ 49,489,215**	$ 47,759,306	$ 48,403,373

The large amount of interest income on short-term investments and the corresponding reduced amount of interest on fixed maturity securities in 2008 is the result of a significant amount of call activity on U.S. government-sponsored agency securities due to the declining interest rate environment. The proceeds from these called securities were initially invested in short-term securities, until suitable long-term investment opportunities were later identified.

A summary of net changes in unrealized holding gains (losses) on securities available-for-sale is as follows:

	Year ended December 31,		
	2010	2009	2008
Fixed maturity securities	**$ 4,968,032**	$ 35,398,021	$(27,332,178)
Deferred income tax expense (benefit)	**1,738,811**	12,389,307	(9,566,262)
Total fixed maturity securities	**3,229,221**	23,008,714	(17,765,916)
Equity securities	**8,342,884**	3,728,518	(28,233,640)
Deferred income tax expense (benefit)	**2,920,009**	1,304,982	(9,881,774)
Total equity securities	**5,422,875**	2,423,536	(18,351,866)
Total available-for-sale securities	**$ 8,652,096**	$ 25,432,250	$(36,117,782)

10. INCOME TAXES

Temporary differences between the consolidated financial statement carrying amount and tax basis of assets and liabilities that give rise to significant portions of the deferred income tax asset at December 31, 2010 and 2009 are as follows:

	December 31,	
	2010	2009
Loss reserve discounting	**$ 19,811,790**	$ 19,949,865
Unearned premium reserve limitation	**11,082,443**	10,803,318
Retirement benefits	**4,822,987**	6,763,636
Other policyholders' funds payable	**2,910,513**	2,771,533
"Other-than-temporarily" impaired securities held	**1,701,888**	2,949,395
Other, net	**1,051,419**	1,292,761
Total deferred income tax asset	**41,381,040**	44,530,508
Net unrealized holding gains on investment securities	**(20,080,265)**	(15,421,445)
Deferred policy acquisition costs	**(13,154,557)**	(12,827,720)
Other, net	**(1,456,000)**	(1,236,986)
Total deferred income tax liability	**(34,690,822)**	(29,486,151)
Net deferred income tax asset	**$ 6,690,218**	$ 15,044,357

Based upon anticipated future taxable income and consideration of all other available evidence, management believes that it is "more likely than not" that the Company's net deferred income tax asset will be realized.

The actual income tax expense (benefit) for the years ended December 31, 2010, 2009 and 2008 differed from the "expected" income tax expense (benefit) for those years (computed by applying the United States federal corporate tax rate of 35 percent to income (loss) before income tax expense (benefit)) as follows:

	Year ended December 31,		
	2010	2009	2008
Computed "expected" income tax expense (benefit)	**$ 14,855,828**	$ 21,883,686	$ (3,601,519)
Increases (decreases) in tax resulting from:			
Tax-exempt interest income	**(4,931,396)**	(5,139,443)	(5,012,548)
Dividends received deduction	**(478,528)**	(485,035)	(728,769)
Proration of tax-exempt interest and dividends received deduction	**811,489**	843,672	861,198
Elimination of deduction for Medicare Part D retiree drug subsidy	**794,383**	-	-
Other, net	**47,125**	51,323	(103,043)
Income tax expense (benefit)	**$ 11,098,901**	$ 17,154,203	$ (8,584,681)

As a result of the Patient Protection and Affordable Care Act (H.R. 3590) and the follow-up Health Care and Education Reconciliation Act of 2010 (H.R. 4872) signed into law on March 23, 2010 and March 30, 2010, respectively (the "Acts"), beginning in 2013 the Company will no longer be able to claim a tax deduction for drug expenses that are reimbursed under the Medicare Part D retiree drug subsidy program. Although this tax change does not take effect until 2013, the Company is required to recognize the financial impact of this tax change in the period in which the Acts were signed. As a result of the Acts, the Company recognized a decrease in its deferred tax asset of $794,383 during the first quarter of 2010.

Comprehensive income tax expense (benefit) included in the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 is as follows:

	Year ended December 31,		
	2010	2009	2008
Income tax expense (benefit) on:			
Operations	**$ 11,098,901**	$ 17,154,203	$ (8,584,681)
Change in unrealized holding gains (losses) on investment securities	**4,658,820**	14,040,789	(19,448,036)
Adjustment for retirement benefit plans:			
Pension plans	**668,041**	2,183,000	(8,196,274)
Postretirement benefit plans	**(780,555)**	(1,886,738)	(811,204)
Comprehensive income tax expense (benefit)	**15,645,207**	31,491,254	(37,040,195)
Adoption of ASC Topic 715 measurement date provision:			
Pension plans	**-**	-	11,321
Postretirement benefit plans	**-**	-	(36,121)
Income tax expense (benefit) reflected in accumulated other comprehensive income (loss)	**$ 15,645,207**	$ 31,491,254	$ (37,064,995)

The Company had no provision for uncertain tax positions at December 31, 2010 or 2009. The Company did not recognize any interest or other penalties related to U.S. federal or state income taxes during 2010, 2009 or 2008. It is the Company's accounting policy to reflect income tax penalties as other expense, and interest as interest expense.

The Company files U.S. federal tax returns, along with various states income tax returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2005. The Company is currently under audit for tax years 2005 through 2008. No additional tax liability is expected from this audit.

11. SURPLUS NOTES

The Company's property and casualty insurance subsidiaries have $25,000,000 of surplus notes issued to Employers Mutual. Effective February 1, 2008, the interest rate on these surplus notes was increased from 3.09 percent to 3.60 percent. Reviews of the interest rate are conducted by the Inter-Company Committees of the Boards of Directors of the Company and Employers Mutual every five years, with the next review due in 2013. Payment of interest and repayment of principal can only be made out of the applicable subsidiary's statutory surplus and is subject to prior approval by the insurance commissioner of the respective state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the applicable insurance subsidiaries. Total interest expense incurred on these surplus notes was $900,000, $900,000 and $889,375 in 2010, 2009 and 2008, respectively. At December 31, 2010, the Company's property and casualty insurance subsidiaries had received approval for the payment of interest accrued on the surplus notes during 2010.

12. EMPLOYEE RETIREMENT PLANS

Employers Mutual has various employee benefit plans, including two defined benefit pension plans and two postretirement benefit plans that provide retiree healthcare and life insurance coverage.

Employers Mutual's pension plans include a qualified defined benefit pension plan and a nonqualified defined benefit supplemental pension plan. The qualified defined benefit plan covers substantially all of its employees. This plan is funded by employer contributions and provides benefits under two different formulas, depending on an employee's age and date of service. Benefits generally vest after three years of service or the attainment of 55 years of age. It is Employers Mutual's funding policy to make contributions that meet minimum regulatory funding requirements plus additional amounts as determined by management.

Employers Mutual's nonqualified defined benefit supplemental pension plan provides retirement benefits for a select group of management and highly-compensated employees. This plan enables select employees to receive retirement benefits without the limit on compensation imposed on qualified defined benefit pension plans by the Internal Revenue Service (IRS) and to recognize compensation that has been deferred in the determination of retirement benefits. The plan is unfunded and benefits generally vest after three years of service.

Employers Mutual also offers postretirement benefit plans which provide certain health care and life insurance benefits for retired employees. Substantially all of its employees may become eligible for those benefits if they reach normal retirement age and have attained the required length of service while working for Employers Mutual. The health care postretirement plan requires contributions from participants and contains certain cost sharing provisions such as coinsurance and deductibles. The life insurance plan is noncontributory. The benefits provided under both plans are subject to change.

Employers Mutual maintains a Voluntary Employee Beneficiary Association (VEBA) trust which accumulates funds for the payment of postretirement health care and life insurance benefits. Contributions to the VEBA trust are used to fund the projected postretirement benefit obligation, as well as pay current year benefits.

The following table sets forth the funded status of Employers Mutual's pension and postretirement benefit plans as of December 31, 2010 and 2009, based upon measurement dates of December 31, 2010 and 2009, respectively.

	Pension plans		Postretirement benefit plans	
	2010	2009	**2010**	2009
Change in projected benefit obligation:				
Benefit obligation at beginning of year	**$ 181,630,998**	$ 171,276,329	**$ 93,768,069**	$ 69,835,445
Service cost	**10,717,698**	9,886,960	**3,931,601**	2,771,480
Interest cost	**9,970,477**	9,804,408	**5,533,758**	4,281,570
Actuarial (gain) loss	**10,137,667**	(1,411,417)	**10,129,942**	19,044,244
Benefits paid	**(10,117,887)**	(7,925,282)	**(2,720,150)**	(2,392,373)
Medicare subsidy reimbursements	**-**	-	**228,017**	227,703
Projected benefit obligation at end of year	**202,338,953**	181,630,998	**110,871,237**	93,768,069
Change in plan assets:				
Fair value of plan assets at beginning of year	**167,142,158**	134,613,308	**43,216,841**	39,430,673
Actual return on plan assets	**25,080,476**	23,192,301	**5,707,753**	3,628,541
Employer contributions	**26,314,733**	17,261,831	**2,480,000**	2,550,000
Benefits paid	**(10,117,887)**	(7,925,282)	**(2,720,150)**	(2,392,373)
Fair value of plan assets at end of year	**208,419,480**	167,142,158	**48,684,444**	43,216,841
Funded status	**$ 6,080,527**	$ (14,488,840)	**$ (62,186,793)**	$ (50,551,228)

The following tables set forth the amounts recognized in the Company's financial statements as a result of the property and casualty insurance subsidiaries' aggregate 30 percent participation in the pooling agreement and amounts allocated to the reinsurance subsidiary as of December 31, 2010 and 2009:

Amounts recognized in the Company's consolidated balance sheets:

	Pension plans		Postretirement benefit plans	
	2010	2009	**2010**	2009
Assets:				
Prepaid pension benefits	**$ 5,125,701**	$ -	**$ -**	$ -
Liability:				
Pension and postretirement benefits	**(3,462,118)**	(4,458,896)	**(16,956,598)**	(13,717,824)
Net amount recognized	**$ 1,663,583**	$ (4,458,896)	**$ (16,956,598)**	$ (13,717,824)

Amounts recognized in the Company's consolidated balance sheets under the caption "accumulated other comprehensive income":

	Pension plans		Postretirement benefit plans	
	2010	2009	**2010**	2009
Net actuarial loss	**$ (15,838,345)**	$ (17,612,562)	**$ (8,191,312)**	$ (6,517,412)
Prior service (cost) credit	**(267,517)**	(401,988)	**4,610,349**	5,166,602
Net amount recognized	**$ (16,105,862)**	$ (18,014,550)	**$ (3,580,963)**	$ (1,350,810)

During 2011, the Company will amortize $1,036,705 of net actuarial loss and $138,189 of prior service cost associated with the pension plans into net periodic benefit cost. In addition, the Company will amortize $619,217 of prior service credit and $504,029 of net actuarial loss associated with the postretirement benefit plans into net periodic postretirement benefit cost in 2011.

Amounts recognized in the Company's consolidated statements of comprehensive income:

	Pension plans		Postretirement benefit plans	
	2010	2009	**2010**	2009
Net actuarial gain (loss)	**$ 1,774,217**	$ 6,101,657	**$ (1,673,900)**	$ (4,810,770)
Prior service (cost) credit	**134,471**	135,487	**(556,253)**	(579,908)
Net amount recognized	**$ 1,908,688**	$ 6,237,144	**$ (2,230,153)**	$ (5,390,678)

The following table sets forth the projected benefit obligation, accumulated benefit obligation and fair value of plan assets of Employers Mutual's pension plans. For 2010, the amounts relate only to the nonqualified pension plan since the qualified pension plan's assets exceeded the accumulated benefit obligation.

	Year ended December 31,	
	2010	2009
Projected benefit obligation	**$ 10,924,975**	$ 181,630,998
Accumulated benefit obligation	**9,211,098**	172,874,247
Fair value of plan assets	**-**	167,142,158

The components of net periodic benefit cost for Employers Mutual's pension and postretirement benefit plans is as follows:

	Year ended December 31,		
	2010	2009	2008
Pension plans:			
Service cost	**$ 10,717,698**	$ 9,886,960	$ 8,723,908
Interest cost	**9,970,477**	9,804,408	9,422,592
Expected return on plan assets	**(12,676,990)**	(9,654,133)	(14,180,913)
Amortization of net actuarial loss	**3,995,656**	5,432,367	187,618
Amortization of prior service cost	**452,080**	452,297	454,561
Net periodic pension benefit cost	**$ 12,458,921**	$ 15,921,899	$ 4,607,766
Postretirement benefit plans:			
Service cost	**$ 3,931,601**	$ 2,771,480	$ 2,838,155
Interest cost	**5,533,758**	4,281,570	4,000,706
Expected return on plan assets	**(2,952,489)**	(2,412,020)	(2,029,308)
Amortization of net actuarial loss	**1,350,949**	98,054	-
Amortization of prior service credit	**(2,131,256)**	(2,131,256)	(2,131,256)
Net periodic postretirement benefit cost	**$ 5,732,563**	$ 2,607,828	$ 2,678,297

Net periodic pension benefit cost allocated to the Company amounted to $3,842,291, $4,888,759 and $1,419,827 in 2010, 2009 and 2008, respectively. Net periodic postretirement benefit cost allocated to the Company for the years ended December 31, 2010, 2009 and 2008 was $1,639,727, $732,969 and $752,309, respectively.

The weighted-average assumptions used to measure the benefit obligations are as follows:

	Year ended December 31,	
	2010	2009
Pension plans:		
Discount rate	**5.00%**	5.75%
Rate of compensation increase:		
Qualified pension plan	**4.73%**	4.73%
Nonqualified pension plan	**4.68%**	4.68%
Postretirement benefit plans:		
Discount rate	**5.50%**	6.00%

The weighted-average assumptions used to measure the net periodic benefit cost are as follows:

	Year ended December 31,		
	2010	2009	2008
Pension plans:			
Discount rate	**5.75%**	6.25%	6.00%
Expected long-term rate of return on plan assets	**7.50%**	7.50%	7.50%
Rate of compensation increase:			
Qualified pension plan	**4.73%**	4.73%	4.73%
Nonqualified pension plan	**4.68%**	4.68%	4.68%
Postretirement benefit plans:			
Discount rate	**6.00%**	6.25%	6.25%
Expected long-term rate of return on plan assets	**6.75%**	6.00%	6.00%

The expected long-term rates of return on plan assets were developed considering actual historical results, current and expected market conditions, plan asset mix and management's investment strategy.

	Year ended December 31,	
Assumed health care cost trend rate:	**2010**	2009
Health care cost trend rate assumed for next year	**8.50%**	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2018**	2018

The assumed health care cost trend rate has a significant effect on the service and interest cost components of the net periodic benefit cost and the benefit obligation reported for the postretirement benefit plans. A one-percentage-point change in assumed health care cost trend rate would have the following effects:

	One-percentage-point	
	Increase	Decrease
Effect on total of service and interest cost	$ 1,671,488	$ (1,327,827)
Effect on postretirement benefit obligation	$ 16,390,927	$(13,244,366)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid from the plans over the next ten years:

	Pension benefits	Postretirement benefits		
		Gross	Medicare subsidy	Net
2011	$ 19,734,161	$ 4,010,951	$ 398,671	$ 3,612,280
2012	25,353,199	4,462,376	479,828	3,982,548
2013	22,470,827	4,957,315	565,849	4,391,466
2014	21,885,305	5,572,598	661,750	4,910,848
2015	22,692,845	6,186,528	766,250	5,420,278
2016 - 2020	113,492,844	39,712,284	5,551,852	34,160,432

Employers Mutual manages the VEBA trust assets internally. The portfolio is currently in the funding stage, with the expectation that over time contributions and life insurance death benefits will be large enough to cover current and future expenses. As such, an emphasis is placed on asset accumulation, with current income generation secondary.

Assets contained in the VEBA trust to fund the Company's postretirement benefit obligations are currently invested in universal life insurance policies (issued by EMC National Life Company, an affiliate of Employers Mutual, that have a guaranteed interest rate of 4.5%), mutual funds and an exchange-traded fund (ETF). The mutual funds include funds that are invested in fixed income, international equity and domestic equity securities. The ETF is an emerging markets fund.

Following is a description of the valuation methodologies used for the assets classes of Employers Mutual's VEBA trust.

- Money Market Fund: Valued at amortized cost, which approximates fair value. Under this method, investments purchased at a discount or premium are valued by accreting or amortizing the difference between the original purchase price and maturity value of the issue over the period to maturity. The net asset value of each share held by the trust at year-end was $1.00.

- Mutual Funds: Valued at the net asset value of shares held by the trust at year-end. For purposes of calculating the net asset value, portfolio securities and other assets for which market quotes are readily available are valued at fair value. Fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or independent pricing services.

- ETF: Valued at the closing price from the applicable exchange.

- Life Insurance Contract: Valued at the cash accumulation value, which approximates fair value.

The fair values of the assets held in Employers Mutual's VEBA trust are as follows:

	Fair value measurements at December 31, 2010 using			
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Money market fund	$ 3,277,205	$ 3,277,205	$ -	$ -
Emerging markets ETF	2,662,955	2,662,955	-	-
Mutual funds:				
Equity	16,581,112	16,581,112	-	-
Tax exempt fixed income	2,335,575	2,335,575	-	-
International equity	11,701,729	11,701,729	-	-
Life insurance contracts	12,125,868	-	-	12,125,868
	$ 48,684,444	$ 36,558,576	$ -	$ 12,125,868

	Fair value measurements at December 31, 2009 using			
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Money market fund	$ 7,861,202	$ 7,861,202	$ -	$ -
Emerging markets ETF	701,100	701,100	-	-
Mutual funds:				
Equity	14,449,209	14,449,209	-	-
Tax exempt fixed income	2,068,857	2,068,857	-	-
International equity	6,017,556	6,017,556	-	-
Life insurance contracts	12,118,917	-	-	12,118,917
	$ 43,216,841	$ 31,097,924	$ -	$ 12,118,917

Presented below is a reconciliation of the assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2009.

	Fair value measurements using significant unobservable inputs (Level 3)	
	Life insurance contracts	
	2010	2009
Balance at beginning of year	$ 12,118,917	$ 11,749,936
Actual return on plan assets:		
Increase in cash accumulation value of life insurance contracts	361,459	368,981
Gain on life insurance death benefit	657,667	-
Settlement of life insurance death benefit	(1,012,175)	-
Balance at end of year	$ 12,125,868	$ 12,118,917

Employers Mutual uses Global Portfolio Strategies, Inc. to advise on the asset allocation strategy for its qualified pension plan. The asset allocation strategy and process of Global Portfolio Strategies, Inc. uses a diversified allocation of equity, debt and real estate exposures that is customized to the plan's payment risk and return targets.

Global Portfolio Strategies, Inc. reviews the plan's assets and liabilities in relation to expectations of long-term market performance and liability development to determine the appropriate asset allocation. The data for the contributions and emerging liabilities is provided from the plan's actuarial valuation, while the current asset and monthly benefit payment data is provided by the plan administrator.

Following is a description of the valuation methodologies used for the assets classes of Employers Mutual's qualified pension plan.

- Pooled Separate Accounts: Each of the funds held by the Plan is in a pooled or commingled investment vehicle that is maintained by the fund sponsor, each with many investors. The Plan asset is represented by a "unit of account" and a per unit value, much like a mutual fund, whose value is the accumulated value of the underlying investments. The sponsor of the fund specifies the source(s) used for the underlying investment asset prices and the protocol used to value each fund. These underlying investments are valued in the following ways:
  - Short-Term Funds are comprised of short-term securities that are valued initially at cost and thereafter adjusted for amortization of any discount or premium.
  - U.S. Stock Funds are comprised of domestic equity securities that are priced using the closing price from the applicable exchange.
  - International Stock Funds are comprised of international equity securities that are priced using the closing price from the appropriate local stock exchange(s). An independent pricing service is also used to seek updated prices in the event there are material market movements between local stock exchange closing time and portfolio valuation time.
  - U.S. Bond Funds are comprised of domestic fixed income securities. These securities are priced using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Market indices and industry and economic events are monitored.

- Real Estate Securities Fund: Valued at the net asset value of shares held by the Plan at year-end. For purposes of calculating the net asset value, portfolio securities and other assets for which market quotes are readily available are valued at fair value. Fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or independent pricing services.

- Money Market Separate Account: Invests mainly in short-term securities such as commercial paper. Valued by an independent pricing service.

- Bond and Mortgage Separate Account: Invests mainly in fixed income securities such as asset-backed securities, residential mortgage-backed securities, commercial mortgage-backed securities and corporate bonds. Securities are priced by an independent pricing service using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Market indices and industry and economic events are also monitored.

The fair values of the assets held in Employers Mutual's defined benefit retirement plan are as follows:

	Fair value measurements at December 31, 2010 using			
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Bond and mortgage separate account	$ 30,272,703	$ -	$ 30,272,703	$ -
Pooled separate accounts:				
U.S. stock funds	110,075,754	-	110,075,754	-
International stock funds	39,572,143	-	39,572,143	-
U.S. bond funds	12,537,854	-	12,537,854	-
Short-term funds	8,875,768	-	8,875,768	-
Real estate securities fund	7,085,258	7,085,258	-	-
	$ 208,419,480	$ 7,085,258	$ 201,334,222	$ -

	Fair value measurements at December 31, 2009 using			
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Money market separate account	$ 2,019,808	$ -	$ 2,019,808	$ -
Bond and mortgage separate account	27,520,387	-	27,520,387	-
Pooled separate accounts:				
U.S. stock funds	79,414,339	-	79,414,339	-
International stock funds	18,509,742	-	18,509,742	-
U.S. bond funds	29,447,314	-	29,447,314	-
Short-term funds	7,341,906	-	7,341,906	-
Real estate securities fund	2,888,662	2,888,662	-	-
	$ 167,142,158	$ 2,888,662	$ 164,253,496	$ -

Employers Mutual plans to contribute approximately $22,000,000 to the pension plan and $4,000,000 to the VEBA trust in 2011.

The Company participates in other benefit plans sponsored by Employers Mutual, including its 401(k) Plan, Board and Executive Non-Qualified Excess Plans and Defined Contribution Supplemental Executive Retirement Plan. The Company's share of expenses for these plans amounted to $1,428,369, $1,380,945 and $1,085,173 in 2010, 2009 and 2008, respectively.

13. STOCK PLANS

The Company has no stock-based compensation plans of its own; however, Employers Mutual has several stock plans which utilize the common stock of the Company. Employers Mutual can provide the common stock required under its plans by: 1) using shares of common stock that it currently owns; 2) purchasing common stock on the open market; or 3) directly purchasing common stock from the Company at the current fair value. Employers Mutual has historically purchased common stock from the Company for use in its stock option plans and its non-employee director stock purchase plan. Employers Mutual generally purchases common stock on the open market to fulfill its obligations under its employee stock purchase plan.

Stock Option Plans

Employers Mutual maintains three separate stock option plans for the benefit of officers and key employees of Employers Mutual and its subsidiaries. A total of 1,000,000 shares of the Company's common stock have been reserved for issuance under the 1993 Employers Mutual Casualty Company Incentive Stock Option Plan (1993 Plan), a total of 1,500,000 shares have been reserved for issuance under the 2003 Employers Mutual Casualty Company Incentive Stock Option Plan (2003 Plan) and a total of 2,000,000 shares have been reserved for issuance under the 2007 Employers Mutual Casualty Company Stock Incentive Plan (2007 Plan).

The 1993 Plan and the 2003 Plan permit the issuance of incentive stock options only, while the 2007 Plan permits the issuance of performance shares, performance units, and other stock-based awards, in addition to qualified (incentive) and non-qualified stock options, stock appreciation rights, restricted stock and restricted stock units. All three plans provide for a ten-year time limit for granting awards. Options can no longer be granted under the 1993 Plan and no additional options will be granted under the 2003 Plan now that Employers Mutual is utilizing the 2007 Plan. Options granted under the plans generally have a vesting period of five years, with options becoming exercisable in equal annual cumulative increments commencing on the first anniversary of the option grant. Option prices cannot be less than the fair value of the common stock on the date of grant.

The Senior Executive Compensation and Stock Option Committee (the "Committee") of Employers Mutual's Board of Directors (the "Board") grants the awards and is the administrator of the plans. The Company's Compensation Committee must consider and approve all awards granted to the Company's senior executive officers.

The Company recognized compensation expense from these plans of $136,599 ($112,137 net of tax), $282,528 ($237,605 net of tax) and $232,318 ($226,624 net of tax) in 2010, 2009 and 2008, respectively.

During the first quarter of 2010, 216,976 non-qualified stock options were granted under the 2007 Plan to eligible participants at a price of $20.675. During the second quarter of 2010, 2,500 non-qualified stock options were granted under the 2007 Plan to an eligible participant at a price of $24.375. During 2010, 73,086 options were exercised under the plans at prices ranging from $9.25 to $20.675. A summary of the activity under Employers Mutual's stock option plans for 2010, 2009 and 2008 is as follows:

	Year ended December 31,					
	2010		2009		2008	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	**1,172,614**	**$ 20.96**	929,716	$ 21.57	817,268	$ 20.37
Granted	**219,476**	**20.72**	304,400	18.87	221,875	23.47
Exercised	**(73,086)**	**15.70**	(37,271)	17.10	(93,415)	15.38
Expired	**(50,315)**	**20.26**	(12,430)	23.86	(13,887)	22.80
Forfeited	**(17,200)**	**21.68**	(9,125)	22.91	(2,125)	22.08
Surrendered	**-**	**-**	(2,676)	25.46	-	-
Outstanding, end of year	**1,251,489**	**$ 21.25**	1,172,614	$ 20.96	929,716	$ 21.57
Exercisable, end of year	**638,788**	**$ 21.40**	537,786	$ 20.48	405,731	$ 19.39

The weighted average fair value of options granted in 2010, 2009 and 2008 amounted to $1.77, $2.30 and $2.77, respectively. The Company estimated the fair value of each option grant on the date of grant using the Black-Scholes-Merton option-pricing model and the following assumptions:

	Year ended December 31,		
	2010	2009	2008
Weighted-average dividend yield	**3.47%**	3.82%	3.07%
Expected volatility	**16.7% - 23.6%**	22.7% - 43.8%	21.0% - 30.1%
Weighted-average volatility	**19.17%**	35.24%	26.09%
Risk-free interest rate	**0.16% - 2.99%**	0.38% - 2.81%	1.45% - 3.17%
Expected term (years)	**0.25 - 6.30**	0.25 - 6.30	0.25 - 6.25

The expected term of the options granted in 2010 was estimated using historical data that excluded option exercises that occurred prior to the normal vesting period due to the retirement of the option holders. The expected term of options granted to individuals who are, or will be, eligible to retire prior to the completion of the normal vesting period has been adjusted to reflect the potential accelerated vesting period. This produced a weighted-average expected term of 2.63 years.

The expected volatility of options for the 2010 option grant was computed by using the historical high and low average monthly prices of the Company's common stock for a period covering 6.3 years, which approximates the average term of the options, which produced an expected volatility of 21.8 percent. The expected volatility of options granted to individuals who are, or will be, eligible to retire prior to the completion of the normal vesting period was computed by using the historical high and low daily, weekly, or monthly average prices for the period approximating the expected term of those options. This produced expected volatility ranging from 16.7 percent to 23.6 percent.

At December 31, 2010, the Company's portion of the unrecognized compensation cost associated with option awards issued under Employers Mutual's stock option plans that are not currently vested was $208,626, with a 1.6 year weighted-average period over which the compensation expense is expected to be recognized. A summary of non-vested option activity under Employers Mutual's stock option plans for 2010, 2009 and 2008 is as follows:

	Year ended December 31,					
	2010		2009		2008	
	Number of options	Weighted-average grant-date fair value	Number of options	Weighted-average grant-date fair value	Number of options	Weighted-average grant-date fair value
Non-vested, beginning of year	**634,828**	**$ 2.91**	523,985	$ 3.55	457,204	$ 4.09
Granted	**219,476**	**1.77**	304,400	2.30	221,875	2.77
Vested	**(224,403)**	**3.14**	(189,006)	3.70	(155,094)	4.03
Forfeited	**(17,200)**	**4.15**	(1,875)	2.30	-	-
Surrendered	**-**	**-**	(2,676)	3.82	-	-
Non-vested, end of year	**612,701**	**$ 2.45**	634,828	$ 2.91	523,985	$ 3.55

The Company's portion of the total intrinsic value of options exercised under Employers Mutual's stock option plans was $125,939, $51,461 and $310,210 in 2010, 2009 and 2008, respectively. Under the terms of the pooling and quota share agreements, these amounts were paid to Employers Mutual. The Company received the full fair value for all shares issued under these plans. The Company's portion of the total fair value of options that vested in 2010, 2009 and 2008 was $211,507, $282,528 and $232,318, respectively. Additional information relating to options outstanding and options vested (exercisable) at December 31, 2010 is as follows:

	December 31, 2010			
	Number of options	Weighted-average exercise price	Aggregate intrinsic value	Weighted-average remaining term
Options outstanding	**1,251,489**	**$ 21.25**	**$ 2,491,808**	**6.29**
Options exercisable	**638,788**	**$ 21.40**	**$ 1,269,025**	**4.61**

The 1993 Plan and 2003 Plan do not generally generate tax deductions for the Company because only incentive stock options could be issued under these plans. The Company has recorded a deferred tax benefit for a portion of the March 2008 grant and for all subsequent grants (all made under the 2007 Plan) because non-qualified options were issued. The Company's portion of the current tax deduction realized from exercises of stock options was $2,644 and $1,970 in 2010 and 2009, respectively (no realized tax deduction prior to 2009). These actual deductions were in excess of the deferred tax benefits recorded in conjunction with the compensation expense (referred to as excess tax benefits) and are reflected in the statement of cash flows as a financing cash inflow and a corresponding cash outflow from operating activities ($542 as the Company's portion in 2010). The income tax benefit that results from disqualifying dispositions of stock purchased through incentive stock options is deemed immaterial.

Employee Stock Purchase Plan

A total of 500,000 shares of the Company's common stock were reserved for issuance under the Employers Mutual Casualty Company 1993 Employee Stock Purchase Plan. Any eligible employee who was employed by Employers Mutual on the first day of the month immediately preceding any option period was eligible to participate in the plan. Participants paid 85 percent of the fair market value of the stock on the date of purchase. This plan was replaced by a new plan during 2008, and the 217,862 shares that were unused as of December 31, 2008 were de-registered in 2009.

On May 30, 2008, the Company registered 500,000 shares of the Company's common stock for use in the Employers Mutual Casualty Company 2008 Employee Stock Purchase Plan. Any eligible employee may participate in the plan by delivering, during the first twenty days of the calendar month preceding the first day of an election period, a payroll deduction authorization to the plan administrator; or making a cash contribution. Participants pay 85 percent of the fair market value of the stock on the date of purchase. The plan is administered by the Board of Employers Mutual, and the Board has the right to amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with these plans totaled $26,657, $25,892 and $9,695 in 2010, 2009 and 2008, respectively.

During 2010, a total of 26,699 options were exercised at prices ranging from $18.19 to $19.51. Activity under the plans was as follows:

	Year ended December 31,		
	2010	2009	2008
Shares available for purchase, beginning of year	**468,122**	709,381	229,163
Shares registered for use in the 2008 plan	**-**	-	500,000
Shares deregistered under the 1993 plan	**-**	(217,862)	-
Shares purchased under the plans	**(26,699)**	(23,397)	(19,782)
Shares available for purchase, end of year	**441,423**	468,122	709,381

Non-Employee Director Stock Option Plan

A total of 200,000 shares of the Company's common stock have been reserved for issuance under the 2003 Employers Mutual Casualty Company Non-Employee Director Stock Option Plan. All non-employee directors of Employers Mutual and its subsidiaries and affiliates who are not serving on the "Disinterested Director Committee" of the Board of Employers Mutual as of the beginning of an option period are eligible to participate in the plan. Each eligible director can purchase shares of common stock at 75 percent of the fair value of the stock on the option exercise date in an amount equal to a minimum of 25 percent and a maximum of 100 percent of their annual cash retainer. The plan will continue through the option period for options granted at the 2012 annual meetings. The plan is administered by the Disinterested Director Committee of the Board. The Board may amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with this plan totaled $10,931, $15,326 and $27,121 in 2010, 2009 and 2008, respectively.

During 2010, a total of 4,782 options were exercised at prices ranging from $15.93 to $16.65. Activity under the plan was as follows:

	Year ended December 31,		
	2010	2009	2008
Shares available for purchase, beginning of year	**172,630**	176,508	181,668
Shares purchased under the plan	**(4,782)**	(3,878)	(5,160)
Shares available for purchase, end of year	**167,848**	172,630	176,508

Dividend Reinvestment Plan

The Company maintains a dividend reinvestment and common stock purchase plan which provides stockholders with the option of reinvesting cash dividends in additional shares of the Company's common stock. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan, and may sell shares of common stock through the plan. Employers Mutual did not participate in this plan in 2010, 2009 or 2008. Activity under the plan was as follows:

	Year ended December 31,		
	2010	2009	2008
Shares available for purchase, beginning of year	**175,609**	182,141	188,973
Shares purchased under the plan	**(6,226)**	(6,532)	(6,832)
Shares available for purchase, end of year	**169,383**	175,609	182,141
Range of purchase prices	**$ 20.48**	$ 20.44	$ 20.93
	to	to	to
	$ 23.62	$ 22.62	$ 29.75

Stock Appreciation Right (SAR) agreement

On October 19, 2006, Employers Mutual entered into a stock appreciation rights (SAR) agreement with the Company's Executive Vice President and Chief Operating Officer (Mr. Murray). This SAR agreement is a substitute for an incentive stock option grant Mr. Murray was initially authorized to receive as part of his 2006 compensation arrangement, but was not issued to him due to certain limitations contained in Employers Mutual's incentive stock option plan. The grant-date fair value of this award was $546,300. Because the SAR agreement will be settled in cash, it is considered to be a liability-classified award under ASC Topic 718. As a result, the value of this agreement must be re-measured at fair value at each financial statement reporting date, subject to a minimum fair value of $318,825 stipulated in the SAR agreement. The fair value of this agreement at December 31, 2010, 2009 and 2008 was $318,825 ($95,648 for the Company). The full value of this agreement was expensed in 2006 because Mr. Murray was eligible for retirement and was entitled to keep the award at retirement. As a result, the award did not have any subsequent service requirements. Subsequent changes in the fair value of this agreement will be reflected as compensation expense until the agreement is ultimately settled in 2016. During 2010, 2009 and 2008, the Company did not recognize any compensation expense related to this award as the fair value of the award did not change.

Stock Repurchase Plan

On March 10, 2008, the Company's Board of Directors authorized a $15,000,000 stock repurchase program. On October 31, 2008, the Company's Board of Directors announced an extension of the stock repurchase program, authorizing an additional $10,000,000. This program became effective immediately and does not have an expiration date. The timing and terms of the purchases are determined by management based on market conditions and are conducted in accordance with the applicable rules of the Securities and Exchange Commission. Common stock purchased under this program is being retired by the Company. During 2010, the Company repurchased 244,400 shares of its common stock at an average cost of $21.67 per share. Since the inception of the repurchase program the Company has repurchased 980,533 shares of common stock at a cost of $23,148,435, leaving $1,851,565 available for the repurchase of additional shares.

Stock Purchase Plan

During the second quarter of 2005, Employers Mutual initiated a $15,000,000 stock purchase program under which Employers Mutual will purchase shares of the Company's common stock in the open market. This purchase program does not have an expiration date, however, this program is currently dormant and will remain so while the Company's repurchase program is active. The timing and terms of the purchases are determined by management based on market conditions and are conducted in accordance with the applicable rules of the Securities and Exchange Commission. No purchases were made during 2010, 2009 and 2008. As of December 31, 2010, $4,490,561 remained available under this plan for additional purchases.

14. LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota, with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2021. All lease costs are included as expenses under the pooling agreement. The following table reflects the lease commitments of the Company as of December 31, 2010.

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Lease commitments					
Real estate operating leases	$ 9,325,829	$ 1,232,933	$ 2,552,560	$ 2,249,198	$ 3,291,138

The participants in the pooling agreement are subject to guaranty fund assessments by states in which they write business. Guaranty fund assessments are used by states to pay policyholder liabilities of insolvent insurers domiciled in those states. Many states allow assessments to be recovered through premium tax offsets. Estimated guaranty fund assessments of $1,269,022 and $1,236,315 have been accrued as of December 31, 2010 and 2009, respectively. Premium tax offsets of $758,362 and $692,233, which are related to prior guarantee fund payments and estimated assessments, have been accrued as of December 31, 2010 and 2009, respectively. The guaranty fund assessments are expected to be paid over the next two years and the premium tax offsets are expected to be realized within ten years of the payments. The participants in the pooling agreement are also subject to second-injury fund assessments, which are designed to encourage employers to employ workers with pre-existing disabilities. Estimated second-injury fund assessments of $1,613,021 and $1,709,015 have been accrued as of December 31, 2010 and 2009, respectively. The second-injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of case loss reserves eliminated by the purchase of these annuities was $1,614,711 at December 31, 2010. The Company has a contingent liability of $1,614,711 at December 31, 2010 should the issuers of these annuities fail to perform. The probability of a material loss due to failure of performance by the issuers of these annuities is considered remote. The Company's share of the amount due from any one life insurance company does not equal or exceed one percent of its subsidiaries' aggregate policyholders' surplus.

The Company and Employers Mutual and its other subsidiaries are parties to numerous lawsuits arising in the normal course of the insurance business. The Company believes that the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations. The companies involved have established reserves which are believed adequate to cover any potential liabilities arising out of all such pending or threatened proceedings.

15. UNAUDITED INTERIM FINANCIAL INFORMATION

	Three months ended,			
	March 31	June 30	September 30	December 31
2010				
Total revenues	**$ 105,593,652**	**$ 108,467,951**	**$ 111,498,694**	**$ 117,703,217**
Income before income tax expense	**$ 14,543,054**	**$ 3,495,632**	**$ 9,816,451**	**$ 14,590,087**
Income tax expense	**4,664,962**	**197,159**	**2,357,876**	**3,878,904**
Net income	**$ 9,878,092**	**$ 3,298,473**	**$ 7,458,575**	**$ 10,711,183**
Net income per share - basic and diluted*	**$ 0.75**	**$ 0.25**	**$ 0.57**	**$ 0.83**
2009				
Total revenues	$ 96,292,459	$ 108,374,063	$ 111,683,128	$ 134,098,006
Income before income tax expense	$ 6,927,018	$ 8,890,941	$ 6,470,929	$ 40,235,929
Income tax expense	1,123,155	1,923,809	1,420,154	12,687,085
Net income	$ 5,803,863	$ 6,967,132	$ 5,050,775	$ 27,548,844
Net income per share - basic and diluted*	$ 0.44	$ 0.53	$ 0.38	$ 2.10

* Since the weighted-average number of shares outstanding for the quarters are calculated independently of the weighted-average number of shares outstanding for the year, quarterly net income (loss) per share may not total to annual net income (loss) per share.

GLOSSARY

Assumed Reinsurance - When one or more insurers, in exchange for a share of the premium, accepts responsibility to indemnify risk underwritten by another as reinsurance. See "Reinsurance."

Catastrophe and Storm Losses - Losses from the occurrence of an earthquake, hurricane, explosion, flood, hail storm or other similar event which results in substantial loss.

Ceded Reinsurance - The transfer of all or part of the risk of insurance loss from an insurer to another as reinsurance. See "Reinsurance."

Combined Ratio - A measure of property/casualty underwriting results. It is the ratio of claims, settlement and underwriting expenses to insurance premiums. When the combined ratio is under 100%, underwriting results are generally profitable; when the ratio is over 100%, underwriting results are generally unprofitable. Underwriting results do not include net investment income, which may make a significant contribution to overall profitability.

Deferred Policy Acquisition Costs - The capitalization of commissions, premium taxes and other expenses related to the production of insurance business. These costs are deferred and amortized in proportion to related premium revenue.

Excess of Loss Reinsurance - Coverage for the portion of losses which exceed predetermined retention limits.

Generally Accepted Accounting Principles (GAAP) - The set of practices and procedures that provides the framework for financial statement measurement and presentation. Financial statements in this report were prepared in accordance with U.S. GAAP.

Incurred But Not Reported (IBNR) – An estimate of liability for losses that have occurred but not yet been reported to the insurer. For reinsurance business IBNR may also include anticipated increases in reserves for claims that have previously been reported.

Incurred Losses and Settlement Expenses - Claims and settlement expenses paid or unpaid for which the Company has become liable for during a given reporting period.

Loss Reserve Development - A measure of how the latest estimate of an insurance company's claim obligations compares to an earlier projection. This is also referred to as the increase or decrease in the provision for insured events of prior years.

Net Investment Income - Dividends and interest earned during a specified period from cash and invested assets, reduced by related investment expenses.

Net Investment Yield - Net investment income divided by average invested assets.

Other-Than-Temporary Investment Impairment Loss – A realized investment loss that is recognized when an investment's fair value declines below its carrying value and the decline is deemed to be other-than-temporary.

Pooling Agreement - A joint underwriting operation in which the participants assume a predetermined and fixed interest in the premiums, losses, expenses and profits of insurance business.

Premiums - Amounts paid by policyholders to purchase insurance coverages.

Earned Premium - The recognition of the portion of written premiums directly related to the expired portion of an insurance policy for a given reporting period.

Net Written Premiums - Premiums written during a given reporting period, net of assumed and ceded reinsurance, which correlate directly to the insurance coverage provided.

Unearned Premium - The portion of written premium which would be returned to a policyholder upon cancellation.

Written Premium - The cost of insurance coverage. Written premiums refer to premiums for all policies sold during a specified accounting period.

Quota Share Reinsurance Agreement – A form of reinsurance in which the reinsurer assumes a stated percentage of all premiums, losses and related expenses in a given class of business.

Realized Investment Gains/Losses - The amount of net gains/losses realized when an investment is sold at a price higher or lower than its original cost or carrying amount. Also the amount of loss recognized when an investment's carrying value is reduced to fair value due to a other-than-temporary impairment in the fair value of that investment.

Reinsurance - The contractual arrangement by which one or more insurers, called reinsurers, in exchange for premium payments, agree to assume all or part of a risk originally undertaken by another insurer. Reinsurance "spreads risk" among insurance enterprises, allowing individual companies to reduce exposure to losses and provide additional capacity to write insurance.

Reserves - The provision for the estimated future cost of all unpaid claims. The total includes known claims as well as amounts for claims that have occurred but have not been reported to the insurer (IBNR).

Return on Equity (ROE) - Net income divided by average stockholders' equity.

Risk-Based Capital - A model developed by the National Association of Insurance Commissioners which attempts to measure the minimum statutory capital needs of property and casualty insurance companies based upon the risks in a company's mix of products and investment portfolio.

Settlement Expenses - Expenses incurred in the process of investigating and settling claims.

Statutory Accounting - Accounting practices used by insurance companies to prepare financial statements submitted to state regulatory authorities. Statutory accounting differs from GAAP in that it stresses insurance company solvency rather than the matching of revenues and expenses.

Underwriting Gain/Loss - Represents insurance premium income less insurance claims, settlement and underwriting expenses.

Unrealized Holding Gains/Losses on Investments - Represents the difference between the current market value of investments and the basis at the end of a reporting period.

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STOCKHOLDER INFORMATION

STOCK PRICES AND DIVIDENDS PAID

(by quarter as reported by NASDAQ OMX)

	2010			2009		
	HIGH	LOW	DIVIDEND	HIGH	LOW	DIVIDEND
1st Quarter	$23.08	$19.96	$ 0.18	$25.17	$18.01	$ 0.18
2nd Quarter	$24.89	$20.84	$ 0.18	$22.86	$20.07	$ 0.18
3rd Quarter	$22.75	$20.11	$ 0.18	$25.12	$20.04	$ 0.18
4th Quarter	$23.39	$21.00	$ 0.19	$23.60	$20.03	$ 0.18
Close on Dec. 31	$22.64			$21.51		

Common Stock

EMC Insurance Group Inc.'s common stock trades on the NASDAQ OMX Global Select Market tier of the NASDAQ OMX Stock Market under the symbol EMCI. As of February 25, 2011, the number of registered stockholders was 906.

There are certain regulatory restrictions relating to the payment of dividends by the Company's insurance subsidiaries. (See note 6 of Notes to Consolidated Financial Statements.) It is the present intention of the Company's Board of Directors to declare quarterly cash dividends, but the amount and timing thereof, if any, are determined by the Board of Directors at its discretion.

Dividend Reinvestment and Common Stock Purchase Plan

A dividend reinvestment and common stock purchase plan provides stockholders with the option of receiving additional shares of common stock instead of cash dividends. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. (See note 13 of Notes to Consolidated Financial Statements.) More information about the plan can be obtained by calling American Stock Transfer & Trust Company, LLC, the Company's stock transfer agent and plan administrator.

STOCKHOLDER SERVICES

Corporate Headquarters
717 Mulberry Street
Des Moines, IA 50309
515-280-2511
EMCIns.Group@emcins.com

Transfer Agent
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
866-666-1597
www.amstock.com

SEC Counsel
Nyemaster, Goode, West, Hansell & O'Brien P.C.
700 Walnut Street, Suite 1600
Des Moines, IA 50309

Insurance Counsel
Bradshaw, Fowler, Proctor and Fairgrave P.C.
801 Grand Avenue, Suite 3700
Des Moines, IA 50309

Independent Registered Public Accounting Firm
Ernst & Young LLP
801 Grand Avenue, Suite 3000
Des Moines, IA 50309

Annual Meeting
We welcome attendance at our annual meeting on May 26, 2011, at 1:30 p.m. CDT.
EMC Insurance Companies
700 Walnut Street
Des Moines, IA 50309

Information Availability
Interested parties can request news releases, annual reports, Forms 10-Q and 10-K, quarterly financial brochures and other information at no cost by contacting:

Investor Relations
Anita L. Novak, M.B.A., CPCU, ARM
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, IA 50309
phone: 515-345-2515
fax: 515-345-2895
EMCIns.Group@emcins.com
www.emcins.com

EMC Insurance Group Inc.




COUNT ON EMC. 1911 2011

EMC Insurance Group Inc.

Home Office: 717 Mulberry Street | Des Moines, Iowa 50309 | 515-280-2511 | 800-447-2295 | EMCIns.Group@emcins.com | www.emcins.co